As filed with the Securities and Exchange Commission on February 1, 2008

Registration No. 333-148254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SB-2/A

(Amendment No. 1)

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

SONA MOBILE HOLDINGS CORP.

(Name of Small Business Issuer in Its Charter)

Delaware	7371	95-3087593
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

245 Park Avenue, 39th Floor
New York, New York 10167
(212) 486-8887 Telephone
(212) 792-4001 Facsimile

(Address and Telephone Number of Principal Executive Offices)

Shawn Kreloff
Chief Executive Officer
Sona Mobile Holdings Corp.
245 Park Avenue, 39th Floor
New York, New York 10167
(212) 486-8887 Telephone
(212) 792-4001 Facsimile

(Name, Address and Telephone Number of Agent For Service)

with copy to:

Heather R. Badami, Esq.
Bryan Cave LLP
700 Thirteenth Street, N.W.
Washington, DC 20005
(202) 508-6000 Telephone
(202) 508-6200 Facsimile

Approximate Date of Proposed Sale to the Public:    From time to time after this Registration Statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 426(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 426(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1993 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 1, 2008

12,133,333 SHARES
OF
COMMON STOCK
SONA MOBILE HOLDINGS CORP.

The selling stockholders named in this prospectus are offering up to 12,133,333 shares of our common stock, par value $.01 per share. Of these shares, 6,666,667 shares are issuable upon the conversion of 8% senior unsecured convertible debentures, 3,333,333 shares are issuable upon exercise of warrants to purchase shares of our common stock and 2,133,333 shares issuable as payment of interest on the 8% senior unsecured convertible debentures. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The selling stockholders and any of their pledges, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Any commissions, fees and discounts of underwriters, brokers, dealers or agents will be paid by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board under the trading symbol ‘‘SNMB’’. The closing price for our common stock on the OTC Bulletin Board was $0.39 on January 15, 2008.

On a separate registration statement of which this prospectus does not form a part, we previously registered the offer and sale from time to time of up to an aggregate of 28,922,673 shares of our common stock on behalf of certain of our stockholders (including, among others, the selling stockholders named in this prospectus) who acquired such shares in a private placement transaction that closed in July 2006. See ‘‘Selling Stockholders — Prior Securities Transactions between the Company and the Selling Stockholders’’ below in this prospectus for information regarding the shares that were previously registered on behalf of the selling stockholders named in this prospectus.

See ‘‘Risk Factors’’ beginning on page 8 of this prospectus for the factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                        , 200

You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common shares in any circumstances under which the offer or solicitation is unlawful.

We own various registered and unregistered trademarks, some of which are mentioned in this prospectus.

All references to ‘‘we,’’ ‘‘us,’’ ‘‘our,’’ ‘‘our company,’’ ‘‘the Company’’ and similar terms refer to Sona Mobile Holdings Corp., its predecessor and its subsidiaries, Sona Mobile, Inc. and Sona Innovations, Inc.

FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘anticipates,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘predicts,’’ ‘‘potential,’’ ‘‘continue,’’ ‘‘our future success depends,’’ ‘‘seek to continue,’’ or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined in the ‘‘Risk Factors’’ section beginning on page 8. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of our company and the offering. However, it is a summary and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including our financial statements and the notes to those statements.

Company Overview

We are a wireless software and service provider specializing in value-added services to data-intensive vertical and horizontal market segments. We develop and market wireless data applications for mobile devices in the rapidly growing wireless data marketplace. We operate as one business segment focused on the development, sale and marketing of wireless application software.

Our value proposition is to unlock, integrate and seamlessly deliver all types of data to wireless devices, whether streaming financial markets data for the investment banking industry, complex databases and enterprise applications for supporting all areas of a corporate organization or live television and digital radio delivery to the growing consumer market via channel and content partners – anytime, anywhere. We market our products and services principally to two large vertical markets.

•	Gaming and entertainment. We propose to (i) deliver casino games wirelessly in designated areas on casino properties; (ii) offer real-time, multiplayer games that accommodate an unlimited number of players; (iii) deliver games on a play-for-free or wagering basis (where permitted by law) on mobile telephone handsets over any carrier network; and (iv) deliver horse and sports wagering applications, where legal, for on-track and off-track wagering, including live streaming video of horse races and other sports events. We also propose to deliver content via channel partners and content partners, including live streaming television, digital radio, specific theme downloads for mobile phones, media downloads and gaming applications.

•	Financial services and enterprise software. Our products and services extend enterprise applications to the wireless arena, such as customer relationship management systems, sales force automation systems, information technology (IT) service desk and business continuity protocols, all of which we believe are delivered in compliance with the current regulatory environment. One of our primary focuses is to develop solutions for the data-intensive investment banking community and client-facing applications for the retail banking industry.

These products and services are deliverable globally across most of the major cellular networks and prominent wireless device operating systems. Our revenues consist primarily of project, licensing and support fees relating to our Sona Wireless Platform (‘‘SWP’’) and related end-user wireless application software products made available to enterprises and cellular operators.

Since December 2003, we have focused on two areas: (1) further developing and enhancing the SWP and developing an array of products for the gaming, entertainment, financial services, and general corporate market that leverage the functionality of the SWP and (2) developing a sales strategy that would develop relationships with software manufacturers, multi-service operators, wireless carriers and direct customers. Since we had limited capital, we lacked the resources to execute this strategy quickly. Once we began generating operating revenue in late 2004 and once we raised modest amounts of capital in the second quarter of 2005, we were able to begin hiring the sales and marketing and administrative personnel necessary to execute our strategy.

In 2006, in conjunction with our strategic alliance with Shuffle Master Inc. (‘‘Shuffle Master’’) and because of the perceived opportunities for wireless applications in the gaming industry, we switched our primary sales and development focus towards the gaming industry. We continue to focus on the financial services and enterprise market sectors for products, customers and verticals where we have previously experienced success or where we perceive significant opportunities to exist.

Corporate Information

Sona Mobile, Inc., a privately held company organized under the laws of the State of Washington, commenced operations in November 2003. On April 19, 2005, which we refer to as the ‘‘Merger Date,’’ Sona-Mobile, Inc. merged with and into PerfectData Acquisition Corporation, a Delaware corporation and the wholly-owned merger subsidiary of PerfectData Corporation, a then inactive publicly held Delaware company. In the merger, the merger subsidiary changed its name to Sona Mobile, Inc. On November 17, 2005, PerfectData Corporation changed its name to Sona Mobile Holdings Corp. The merger was accounted for as a reverse merger with Sona Mobile, Inc. deemed to be the accounting acquirer.

Our principal executive office is located at 245 Park Avenue, 39th Floor, New York, New York 10167 and our telephone number is (212) 486-8887. Our Web address is www.sonamobile.com. None of the information on our Web site is part of this prospectus.

The Offering

Securities offered	12,133,333 shares of common stock, including 6,666,667 shares issuable upon conversion of our 8% senior unsecured convertible debentures due 2010, 2,133,333 shares issuable as payment of interest on the debentures, and 3,333,333 shares issuable upon exercise of warrants to purchase shares of our common stock.

Common stock outstanding	57,832,857 as of January 15, 2008.

Use of proceeds	We will not receive any of the proceeds from the sale of the shares by the selling stockholders, although we may receive up to approximately $1.67 million upon the exercise of the warrants in full at the current exercise price. These proceeds, if any, are expected to be used for working capital. We will pay all of the expenses of this offering, including, without limitation, professional fees, printing expenses and registration fees.

Risk factors	The offering involves a high degree of risk. Please refer to ‘‘Risk Factors’’ beginning on page 8 for a description of the risk factors you should consider.

OTC Bulletin Board symbol	SNMB

Summary Financial Information

The following summary financial information sets forth certain historical financial data derived from our audited and unaudited financial statements for the periods presented. These historical results are not necessarily indicative of results to be expected for any future period.

You should read the following summary financial information in conjunction with our financial statements and related notes beginning on page F-1 of this prospectus and the discussions under the headings ‘‘Business’’ and ‘‘Management’s Discussion and Analysis and Plan of Operation’’ appearing elsewhere in this prospectus.

Statement of Operations Data:

	Years ended December 31		Nine months ended September 30
	2005	2006	2006	2007
			(unaudited)	(unaudited)
Revenue	$565,489	$398,134	$344,133	$848,609
Operating expenses	7,281,889	8,902,710	7,016,534	5,023,776
Operating income (loss)	$(6,716,400)	$(8,504,576)	$(6,672,401)	$(4,175,167)
Net loss	$(6,746,485)	$(8,485,894)	$(6,523,564)	$(4,076,523)
Comprehensive loss	$(6,816,492)	$(8,441,097)	$(6,714,600)	$(4,114,900)
Net loss per common share – basic and diluted	$(0.22)	$(0.17)	$(0.14)	$(0.07)
Weighted average number of common shares – basic and diluted	30,916,820	48,841,115	45,825,053	57,806,642

Balance Sheet Data:

	December 31, 2005	December 31, 2006	September 30, 2007
			(unaudited)
Cash and cash equivalents	$1,286,912	$5,682,162	$1,306,826
Total assets	$2,008,708	$6,108,874	$2,251,023
Total liabilities	$2,201,325	$1,152,733	$1,113,539
Working capital (deficit)	$394,432	$4,873,343	$508,765
Accumulated (deficit)	$(7,487,465)	$(15,973,359)	$(20,049,881)
Total stockholders’ equity (deficiency)	$(192,617)	$4,956,141	$1,137,484

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors listed below and all other information contained in this prospectus before investing in our common stock. You should also keep these risk factors in mind when you read the forward-looking statements in this prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

If any of the following risks occur, our business, our quarterly and annual operating results or our financial condition could be materially and adversely affected. In that case, the market price of our common stock could decline or become substantially volatile, and you could lose some or all of your investment.

Risks Related to Our Business

We have a history of losses, our auditors have stated that these losses raise substantial doubt about our ability to continue as a going concern and we expect to continue to operate at a loss and to have negative cash flow from operations for the foreseeable future.

We have a history of continuing losses and negative cash flow from operations. From our inception in November 2003 through September 30, 2007, we had cumulative net losses of approximately $20 million and we had negative cash flow from operations in the year ended December 31, 2006 of approximately $7.7 million and negative cash flow from operations in the nine month period ended September 30, 2007 of approximately $3.8 million. We expect that our expenses will increase substantially as we continue to develop our products and services. In addition, as a public company our general and administrative expenses have increased significantly. As a result, we expect to continue to incur losses for the foreseeable future.

Because of our history of continuing losses, our auditors, in their report on our audited financial statements included elsewhere in this report, have stated that these losses raise substantial doubt about our ability to continue as a going concern. The going concern qualification from our auditors could have a negative impact on our future sales to customers, inhibit our ability to obtain financing terms from vendors and may adversely impact our ability to raise additional financing. Accordingly, we cannot assure you that we will ever be profitable. Whether we ever become profitable will depend on many factors, but principally on our ability to raise additional capital and to successfully market our products and services. See ‘‘Management’s Discussion and Analysis and Plan of Operations-Liquidity and Capital Resources’’.

We will need additional financing to continue our operations past May 2008, which financing may not be available on acceptable terms or at all and, if available, may result in significant additional dilution to our current stockholders.

    At September 30, 2007, we had total cash and cash equivalents of $1.3 million held in current and short-term deposit accounts and we raised approximately $2.7 million in net proceeds from the private placement of convertible debentures and warrants in November 2007. We believe that based on our current level of spending, this cash will only be sufficient to fund our operations until May 2008. Based on our current business plans, it is likely that we will be obligated to seek additional financing before that time. Such financing may not be available to us on favorable terms, or at all. If adequate funds are not available when required or on acceptable terms, we may be unable to continue our operations as planned, or at all. In addition, financing transactions, if successful, are likely to result in significant additional dilution to the voting and economic rights of our existing stockholders. Financings may also result in the issuance of securities with rights, preferences and other characteristics superior to those of our common stock and, in the case of debt or preferred stock financings, may subject the company to covenants that restrict its ability to freely operate its business.

Our 8% senior unsecured convertible debentures due 2010 contain various negative covenants that limit, among other things, our ability to incur debt and create liens on our properties or assets, except with the consent of holders of at least 51% of the principal amount of the debentures then outstanding, or if there are less than $500,000 principal amount of debentures then outstanding. As a result, these negative covenants may impair our ability to obtain future debt financing.

Our limited operating history makes evaluation of our business and prospects difficult.

Our limited operating history makes it difficult to evaluate our business and prospects. We have encountered, and expect to continue to encounter, many of the difficulties and uncertainties often faced by early stage companies. You should consider our business and prospects in light of the risks, uncertainties and difficulties frequently encountered by early stage companies, including limited capital, delays in product development, marketing and sales obstacles and delays, inability to gain customer acceptance of our products and services, inability to attract and retain high-quality and talented executives and other personnel and significant competition. We cannot be certain that we will successfully address these risks. If we are unable to address these risks, our business may not grow, our stock price may suffer and/or we may be unable to stay in business.

We are an early stage software development company and our business focus is primarily on product development of unproven products.

Our business is primarily focused on research and development of wireless applications which have not yet proven themselves or been widely accepted in the industries in which we are targeting our products. These products have not generated sufficient levels of revenue to date to sustain our current level of expenditures. There can be no assurance that our wireless applications will be developed into marketable products from which we will generate significant revenue. Our future revenues and success will depend upon our successful development efforts and the sales and marketing of our wireless gaming solution and other products, which are largely unproven at this time. Our ability to successfully introduce our products into the market may be affected by a number of factors, such as our relationship with Shuffle Master, consumer acceptance, unforeseen costs and expenses, regulatory approvals, technological changes, economic downturns, competitive factors or other events beyond our control.

Our future success depends on broad market acceptance of wireless technology for data applications, which may not happen.

The market for wireless data application products and services has begun to develop only recently and is characterized by rapid technological change, evolving industry standards and strong customer demand for new products, applications and services. As is typical of a new and rapidly evolving industry, the demand for and market acceptance of wireless data application products and services are highly uncertain. We cannot assure you that the use of wireless data application products and services will become widespread. The commercial acceptance of wireless data application products and services may be affected by a number of factors including:

•	quality of infrastructure;

•	security concerns;

•	equipment, software or other technology failures;

•	government regulation;

•	inconsistent quality of service; and

•	lack of availability of cost-effective, high-speed network capacity.

If the market for wireless data application products and services fails to develop, develops more slowly than we anticipate, or if wireless data application products and services products and services fail to achieve market acceptance, our business could be adversely affected.

Our business depends on the level of capital spending by enterprises for technology products and services.

As a supplier of technology products and services for enterprises, our business depends on the level of capital spending for technology products and services by enterprises in our markets. We believe that an enterprise’s investment in computer network and communications systems and related products and services depends largely on general economic conditions that can vary significantly as a result of changing conditions in the economy as a whole. The market for technology and communications products and services may continue to grow at a modest rate, or may not grow at all. If the level of spending by our customers on technology and communications systems and related products and services decreases, our revenue and operating results may be adversely affected.

If we fail to keep up with changes in our industry, we will become less competitive, which will adversely affect our financial performance.

In order to remain competitive and serve our customers effectively, we must respond on a timely and cost-efficient basis to technological changes as well as changes in industry standards and procedures and customer preferences. In some cases these changes may be significant and their cost may be substantial. We cannot assure you that we will be able to adapt to any changes in the future or that we will have the financial resources to keep up with changes in the marketplace. The cost of adapting our products and services may have a material and adverse effect on our operating results.

Our competitive position may depend upon our strategic alliance agreements with Shuffle Master.

Pursuant to our strategic alliance agreements with Shuffle Master, we have agreed to develop a wireless gaming solution for marketing and distribution by Shuffle Master in exchange for a percentage of revenues received from sales. If we are unable to develop the contemplated products, or if we experience delays in development, we may not recoup our investment.  Moreover, Shuffle Master is not obligated to market and distribute our products under the agreements and we may not receive any revenues under the agreements. These agreements are non-exclusive and, if Shuffle Master decides to license its proprietary content to third parties, our products may face additional competition. In addition, if we breach the agreements with Shuffle Master or those agreements are terminated, our competitive position may suffer and our business could be adversely affected. Without revenues from the agreements with Shuffle Master, we will have to either license alternative proprietary content or develop non-proprietary content for inclusion in our products in order to generate revenues. If such content is not available on favorable terms, or at all, our revenues and business could be adversely affected. In addition, we may need to hire additional sales people to market our products in the absence of the Shuffle Master alliance.

We have many competitors and expect new competitors to enter our market, which could increase price competition and may affect the amount of business available to us and the prices that we can charge for our products and services.

The markets for our products and services are extremely competitive and may change rapidly. Substantial growth in demand for wireless technology products and services has been predicted and we expect competition to increase as existing competitors enhance and expand their products and services and as new participants enter the wireless data application market. There are relatively few barriers to entry for companies with computer and network experience. A rapid increase in competition could negatively affect the amount of business that we get and the prices that we can charge.

Additionally, many of our competitors and potential competitors have substantially greater financial resources, customer support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships than we do. We cannot be sure that we will have the resources or expertise to compete successfully. Compared to us, our competitors may be able to:

•	develop and expand their products and services more quickly;

•	adapt faster to new or emerging technologies and changing customer needs;

•	take advantage of acquisitions and other opportunities more readily;

•	negotiate more favorable agreements with vendors;

•	devote greater resources to marketing and selling their products; and

•	address customer service issues more effectively.

Some of our competitors may also be able to increase their market share by providing customers with additional benefits or by reducing their prices. We cannot be sure that we will be able to match price reductions by our competitors.

If we do not become licensed in various gaming jurisdictions, it could limit our ability to generate revenues

We are in the process of obtaining the necessary gaming regulatory licenses and approvals in various jurisdictions deemed necessary for the development, marketing and distribution of the Wireless Gaming Solution and plan to continue to obtain licensing in additional jurisdictions where significant gaming business opportunities are perceived to exist. If we do not obtain the appropriate gaming licenses, we will not be able to do business or may be limited in the type of business we can do within the particular jurisdiction and as such our revenue growth could be limited or slowed.

In addition, pursuant to our distribution and licensing agreement with Shuffle Master, revenues generated in various jurisdictions will be shared with Shuffle Master. In the event we are unable to obtain the appropriate license in a particular jurisdiction, Shuffle Master will set aside our portion of the revenues earned for the first 180 days while Sona Mobile is acquiring the appropriate licenses to enable it to share revenues in that jurisdiction. In the event we fail to obtain the license within 24 months, the revenues will revert back to Shuffle Master and we will forfeit those revenues. The loss of these revenues could have an adverse effect on our results of operations.

Our business may suffer from lack of diversification.

Our business is centered solely on providing wireless data application software products and services. The risks associated with focusing on a limited product line are substantial. If consumers do not accept our products and services or if there is a general decline in market demand for, or any significant decrease in, the perceived need for our products and services, we are not financially or operationally capable of introducing alternative products and services within a short time frame. As a result, lack of acceptance of our products and services or a significant decline in the demand for our products and services could cause us to cease operations.

Our future performance depends on our ability to retain key personnel.

Our future success depends on retaining our existing key employees. Losing any of our key employees could limit our ability to execute our growth strategy, resulting in lost sales and a slower rate of growth.

We depend on the continued efforts of our senior management team, including Shawn Kreloff, Stephen Fellows and Lance Yu. If for any reason our senior executives do not continue to be active in our business, our business, financial condition or results of operations could be adversely affected. Also, we do not carry, nor do we anticipate obtaining, ‘‘key man’’ insurance on these executives. It would be difficult for us to replace any of these individuals. We cannot assure you that we will be able to continue to retain our senior executives or other personnel necessary for the development of our business.

We may not be able to hire and retain highly skilled technical employees, which would affect our ability to compete effectively and could adversely affect our operating results.

We depend on highly skilled technical personnel for research and development and to market and service our products. To succeed, we must hire and retain employees who are highly skilled in rapidly changing wireless technologies. In particular, as we implement our strategy of focusing on wireless data applications, we will need to:

•	hire more employees with experience developing and providing advanced communications products and services;

•	train our current personnel to sell wireless data applications products and services; and

•	train personnel to service our products.

Because the competition for qualified employees in our industry is intense, hiring and retaining qualified employees is both time-consuming and expensive. We may not be able to hire enough qualified personnel to meet our needs as our business grows or to retain the employees we currently have. Our inability to hire and retain the individuals we need could hinder our ability to sell our existing products, systems, software or services or to develop and sell new ones. If we are not able to attract and retain qualified employees, we will not be able to successfully implement our business plan and our business will be harmed.

Our operating results may fluctuate dramatically, particularly from quarter to quarter.

We anticipate that our quarterly and annual operating results will fluctuate dramatically over the near terms as a result of a number of factors, including the following:

•	volume and timing of orders received;

•	the availability and cost of products and components from our suppliers;

•	the mix of products and services sold;

•	patterns of capital spending by enterprises for technology products and services;

•	the timing of new product announcements and releases;

•	pricing pressures; and

•	general economic conditions.

As a result of these and other factors, we have historically experienced, and may continue to experience, fluctuations in revenues and operating results. In addition, it is possible that in the future our operating results may fall below the expectations of analysts and investors, and as a result, the price of our securities may fall.

We may not be able to manage our growth effectively, which could adversely affect our operations and financial performance.

The ability to manage and operate our business as we execute our growth strategy will require effective planning. Significant rapid growth could strain our internal resources, leading to a lower quality of customer service, reporting problems and delays in meeting important deadlines resulting in loss of market share and other problems that could adversely affect our financial performance. Our efforts to grow have placed, and we expect will continue to place, a significant strain on our personnel, management systems, infrastructure and other resources. If we do not manage our growth effectively, our operations could be adversely affected, resulting in slower growth and a failure to achieve or sustain profitability.

If we are unable to protect our intellectual property rights, our business may be harmed.

Although we attempt to protect our intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and non-disclosure agreements and other measures, intellectual property is difficult to protect and these measures may not provide adequate protection. Patent filings by third parties, whether made before or after the date of our patent filings, could render our intellectual property less valuable. Competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by competitors. The failure to protect our intellectual property could seriously harm our business because we believe that developing new products and technologies that are unique to us is important to our success. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenue.

We may be found to infringe third-party intellectual property rights.

Third parties may in the future assert claims or initiate litigation related to their patent, copyright, trademark and other intellectual property rights in technology that is important to us. The asserted claims and/or litigation could include claims against us or our suppliers alleging infringement of intellectual property rights with respect to our products or components of those products. Regardless of the merit of the claims, they could be time consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a non-infringing technology or enter into license agreements. We cannot assure you that licenses will be available on acceptable terms, if at all. Furthermore, because of the potential for significant damage awards, which are not necessarily predictable, it is not unusual to find unmeritorious claims resulting in large settlements. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results and financial condition could be materially adversely affected.

If we do not accurately predict demand for our products when deciding to invest in new products, we will likely incur substantial capital expenditures that will not benefit our business.

Research and development takes a significant amount of time and requires significant investment in skilled engineering and scientific personnel. We have made these investments, and intend to continue to make such investments based on internal projections of the potential market for our products and services and of our potential profit margins on sales of these products and services. If those projections are inaccurate, we may not be able to obtain an acceptable return on our investment in the development of these products and services. If our projections of the prospects of new products are inaccurate, we may make investments in the development, testing and approval of those products and services that may result in unsatisfactory returns.

General Company Related Risks

Upon the occurrence of an event of default under their notes, holders of at least 20% of the principal amount of our 8% senior unsecured convertible notes due 2010 then outstanding could accelerate payment of all principal and interest and other amounts then owing at a specified default rate.

On November 28, 2007, we issued $3.0 million in aggregate principal amount of the notes. Upon an event of default under the notes that remains uncured, the holders of at least 20% of the aggregate principal amount of notes outstanding could accelerate all payment of principal and interest owing under their notes at a specified default rate. Events of default under the notes include, without limitation:

•	Effectiveness of the registration statement of which this prospectus forms a part lapses, or a selling stockholder may not make sales thereunder, for more than 20 consecutive trading days or 40 non-consecutive trading days during any 12-month period (subject to certain exceptions);

•	A material default or event of default occurs under the notes or the related registration rights agreement; or

•	A material default or event of default occurs under any other material agreement to which we are obligated.

If an event of default is declared, we may not have sufficient cash to pay the accelerated amounts due. Even if we do have sufficient cash, such payments could have a material adverse effect on our financial condition.

We do not intend to pay dividends and, consequently, the only opportunity for investors to achieve a return on their investment is if a trading market develops and investors are able to sell their shares for a profit or if our business is sold at a price that enables investors to recognize a profit.

We will need all of our cash resources to fund our operations, including the development of future products and services. Accordingly, we do not expect to pay cash dividends on our common stock in the foreseeable future. We cannot assure investors any return on their investment, other than in connection with a sale of their shares or a sale of our business. At the present time there is a limited trading market for our shares. Therefore, holders of our securities may be unable to sell them. We cannot assure investors that an active trading market will develop or that any third party would offer to purchase our business on acceptable terms and at a price that would enable our investors to recognize a profit.

Our compliance with the Sarbanes-Oxley Act and the U.S. Securities and Exchange Commission rules concerning internal controls may be time consuming, difficult and costly for us.

Our senior management has limited experience with publicly-traded companies and may not be fully familiar with the requirements of the Sarbanes-Oxley Act and other laws, rules and regulations that apply to companies required to file reports with the U.S. Securities and Exchange Commission (the ‘‘Commission’’ or ‘‘SEC’’). It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent accountant certifications that the Sarbanes-Oxley Act requires publicly-traded companies to obtain.

The public market for our common stock is limited, and stockholders may not be able to resell their shares at or above the purchase price paid by such stockholder, or at all.

There is currently only a limited public market for our common stock. We cannot assure you that an active public market for our common stock will develop or be sustained in the future. The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control, such as: the announcement of new products or product enhancements by us or our competitors; developments concerning intellectual property rights and regulatory approvals; quarterly variations in our competitors’ results of operations; changes in earnings estimates or recommendations by securities analysts; developments in our industry; and general market conditions and other factors, including factors unrelated to our own operating performance. The stock market in general has recently experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Prospective investors should also be aware that price volatility might be worse if the trading volume of our common stock is low.

We may not be able to attract the attention of major brokerage firms, which could have a material adverse impact on the market value of our common stock.

Security analysts of major brokerage firms may not provide coverage of our common stock since there is no incentive to brokerage firms to recommend the purchase of our common stock. The absence of such coverage limits the likelihood that an active market will develop for our common stock. It will also likely make it more difficult to attract new investors at times when we require additional capital.

We may be unable to list our common stock on Nasdaq or on any securities exchange.

Although we may apply to list our common stock on Nasdaq or the American Stock Exchange in the future, we cannot assure you that we will be able to meet the initial listing standards, including the minimum per share price and minimum capitalization requirements, or that we will be able to maintain a listing of our common stock on either of those or any other trading venue. Until such time as we qualify for listing on Nasdaq, the American Stock Exchange or another trading venue, our common stock will continue to trade on the OTC Bulletin Board or another over-the-counter quotation system, or on the ‘‘pink sheets,’’ where an investor may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, rules promulgated by the Commission impose various practice requirements on broker-dealers who sell securities that fail to meet certain criteria set forth in those rules to persons other than established customers and accredited investors. Consequently, these rules may deter broker-dealers from recommending or selling our common stock, which may further affect the liquidity of our common stock. It would also make it more difficult for us to raise additional capital.

Our common stock may be considered a ‘‘penny stock’’ and may be difficult to sell.

The Commission has adopted regulations which generally define a ‘‘penny stock’’ to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock, if an active trading market develops, may be less than $5.00 per share and, therefore, it may be designated as a ‘‘penny stock’’ according to the Commission’s rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suited to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

We may be required to pay liquidated damages to certain of our investors in the event of a breach of our registration rights agreements with them.

In connection with the private placements of our securities in July 2006 and November 2007, we entered into registration rights agreements with the purchasers of such securities. These registration rights agreements require us to pay liquidated damages under certain circumstances if we do not satisfy our obligations under such registration rights agreements, including our obligations to file, obtain or maintain the effectiveness of any registration statements covering the securities purchased by such investors. If we are unable to satisfy our obligations under these registration rights agreements and are obligated to pay liquidated damages, it may adversely impact our financial condition.

A significant number of shares of our common stock have been registered for resale or will be released from lock-ups in 2008, and such sales could depress the market price of our stock.

Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our common stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. As of January 15, 2008, we had 57,832,857 shares of common stock issued and outstanding. Virtually all of these shares are either registered for resale under the Securities Act or eligible for resale under Rule 144(k) under the Securities Act. The registration statement of which this prospectus forms a part covers an additional 12,133,333 shares for resale. In addition, we have registered under a Form S-8 registration statement approximately 9.2 million shares of our common stock reserved for issuance collectively under our Amended and Restated Stock Option Plan of 2000 and 2006 Incentive Plan. Certain former management and directors of the Company signed share lockup agreements as part of our private placement financing in July 2006. The lockup periods begin to expire in May 2008 through July 2008, at which time the underlying shares are eligible or partially eligible for sale. All selling restrictions under such agreements expire by July 2008.

A limited number of stockholders have significant voting power, which will limit your ability to influence the outcome of key decisions.

Our executive officers and directors beneficially own, in the aggregate, shares of our capital stock representing approximately 10.4%. Shuffle Master and John Bush each beneficially own approximately 8.2% and 9.7%, respectively of the voting power of the issued and outstanding shares of our capital stock that are entitled to vote. As a result, these stockholders will have the ability to exercise substantial control over our affairs and corporate actions requiring stockholder approval, including electing and removing directors, selling all or substantially all of our assets, merging with another entity or amending our articles of incorporation. This de facto control could be disadvantageous to our other stockholders with interests that differ from those of the control group. For example, the control group could delay, deter or prevent a change in control even if a transaction of that sort would benefit the other stockholders. In addition, concentration of ownership could adversely affect the price that investors might be willing to pay in the future for our securities.

Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management.

These provisions could discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. For example:

•	Without prior shareholder approval, the board of directors has the authority to issue one or more classes of preferred stock with rights senior to those of common stock and to determine the rights, privileges and inference of that preferred stock.

•	There is no cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares by the selling stockholders. We may receive up to approximately $1.67 million upon the exercise of the warrants relating to 3,333,333 of these shares in full at the current exercise price. These proceeds, if any, are expected to be used for working capital.

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock since inception and we do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our Board of Directors and will be dependent upon our fiscal condition, results of operations, capital requirements and other factors our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our actual capitalization and long term debt as of September 30, 2007 and on a pro forma basis after taking into account the following:

•	the issuance on November 28, 2007 of convertible debentures which are convertible to 6,666,667 shares of our common stock at a conversion price of $0.45 per share for aggregate proceeds of $3.0 million; and

•	the issuance on November 28, 2007 of warrants to purchase 3,333,333 shares of our common stock at an exercise price of $0.50 per share.

	Actual	Pro Forma
	(unaudited)
Stockholders’ equity: *
Preferred stock, 2,000,000 shares authorized, $.01 par value;
Series A Convertible Preferred Stock, 600,000 shares authorized, no shares issued and outstanding	$—	$—
Series B Convertible Preferred Stock, 10,000 shares authorized, no shares issued and outstanding	—	—
Common stock, 120,000,000 shares authorized, $.01 par value, actual; issued and outstanding – 57,832,857 shares, actual and 57,832,857 shares pro forma	578,328	578,328
Common stock purchase warrants issued and outstanding – 9,442,385 warrants, actual, 12,775,718 warrants, pro forma	3,399,365	3,925,661
Additional paid-in capital	17,308,244	17,467,873
Unamortized stock based compensation	(9,333)	(9,333)
Accumulated other comprehensive loss	(89,239)	(89,239)
Accumulated deficit	(20,049,881)	(20,049,881)
Total capitalization	$1,137,484	$1,823,409
Liabilities:
Long term convertible debt, net of discount **	$—	$2,314,075

*	Amounts do not include debt issuance costs of $324,184 which are being capitalized as an asset and amortized over the term of the notes. Net proceeds received were $3 million, less the debt issuance costs of $324,184.
**	Long-term convertible debt, reported above, is net of $685,925 in discounts representing the estimated allocated values of the accompanying warrants and the embedded conversion feature of the convertible debentures, which were estimated to be $526,296 and $159,629 respectively.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is not listed on any stock exchange, but is quoted on the Over-the-Counter Bulletin Board (the ‘‘OTC Bulletin Board’’) under the symbol ‘‘SNMB.’’ The following table sets forth the high and low bid price information for our common stock for the periods indicated, as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

		Bid Prices
Year	Fiscal Quarter Ended	High	Low
2005
	March 31, 2005	1.65	0.66
	June 30, 2005	1.90	1.18
	September 30, 2005	1.97	1.15
	December 31, 2005	2.45	1.55
2006
	March 31, 2006	2.99	1.75
	June 30, 2006	2.00	0.68
	September 30, 2006	0.80	0.45
	December 31, 2006	0.70	0.24
2007
	March 31, 2007	0.59	0.33
	June 30, 2007	0.61	0.23
	September 30, 2007	0.49	0.34
	December 31, 2007	0.58	0.32

The approximate number of shareholders of record at December 31, 2007 was 190. The number of stockholders of record does not include beneficial owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. See ‘‘Forward Looking Statements’’ elsewhere in this prospectus. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

Our consolidated financial statements included elsewhere in this report have been prepared assuming that we will continue as a going concern. Since our inception in November 2003, we have generated minimal revenue, have incurred net losses and have not generated positive cash flow from operations. We have relied primarily on the sale of shares of equity to fund our operations. In addition, our cash reserves are only sufficient to fund our current level of operating expenses to May 2008. In view of our continuing losses, our auditors in their report on our December 31, 2006 consolidated financial statements (included in our 2006 Annual Report on Form 10-KSB) have stated that these continuing losses raise substantial doubt about our ability to continue as a going concern.

Business Overview

We are a wireless software and service provider specializing in value-added services to data-intensive vertical and horizontal market segments. We develop and market wireless data applications for mobile devices in the rapidly growing wireless data marketplace. We operate as one business segment focused on the development, sale and marketing of wireless application software.

Our value proposition is to unlock, integrate and seamlessly deliver all types of data to wireless devices, whether streaming financial markets data for the investment banking industry, complex databases and enterprise applications for supporting all areas of a corporate organization or live television and digital radio delivery to the growing consumer market via channel and content partners – anytime, anywhere. We market our products and services principally to two large vertical markets.

•	Gaming and entertainment. We propose to (i) deliver casino games wirelessly in designated areas on casino properties; (ii) offer real-time, multiplayer games that accommodate an unlimited number of players; (iii) deliver games on a play-for-free or wagering basis (where permitted by law) on mobile telephone handsets over any carrier network; and (iv) deliver horse and sports wagering applications, where legal, for on-track and off-track wagering, including live streaming video of horse races and other sports events. We also propose to deliver content via channel partners and content partners, including live streaming television, digital radio, specific theme downloads for mobile phones, media downloads and gaming applications.

•	Financial services and enterprise software. Our products and services extend enterprise applications to the wireless arena, such as customer relationship management systems, sales force automation systems, information technology (IT) service desk and business continuity protocols, all of which we believe are delivered in compliance with the current regulatory environment. One of our primary focuses is to develop solutions for the data-intensive investment banking community and client-facing applications for the retail banking industry.

These products and services are deliverable globally across most of the major cellular networks and prominent wireless device operating systems. Our revenues consist primarily of project, licensing and support fees relating to our Sona Wireless Platform (‘‘SWP’’) and related end-user wireless application software products made available to enterprises and cellular operators.

Since December 2003, we have focused on two areas: (1) further developing and enhancing the SWP and developing an array of products for the gaming, entertainment, financial services, and general corporate market that leverage the functionality of the SWP and (2) developing a sales strategy that would develop relationships with software manufacturers, multi-service operators, wireless carriers and direct customers. Since we had limited capital, we lacked the resources to execute this strategy quickly. Once we began generating operating revenue in late 2004 and once we raised modest amounts of capital in the second quarter of 2005, we were able to begin hiring the sales and marketing and administrative personnel necessary to execute our strategy.

In 2006, in conjunction with our strategic alliance with Shuffle Master and because of the perceived opportunities for wireless applications in the gaming industry, we switched our primary sales and development focus towards the gaming industry. We continue to focus on the financial services and enterprise market sectors for products, customers and verticals where we have previously experienced success or where we perceive significant opportunities to exist.

Business Trends

The market demand for mobile and wireless solutions, both at the enterprise and consumer levels, continues to grow rapidly. We believe that we are well-positioned to exploit this opportunity with various focused initiatives, ranging from direct and channel sales to the enterprise market, combined with partnership and joint venture agreements with content providers to satisfy the significant growth in demand from the consumer market for these types of services.

Approximately 84% of our revenue for the fiscal quarter ended September 30, 2007 resulted from development fees for project work and approximately 16% from continuing license subscriptions. During the comparative fiscal quarter ended 2006, 60% of revenue resulted from project work and 40% from continuing subscriptions. Much of our project work is attributable to new engagements for which we received development fees. We believe that the ratio will move toward continuing license subscription revenue, as we transition from focusing on custom projects in the financial services and enterprise segment and move towards longer term licensing contracts in the gaming industry and from perceived opportunities in the horse race and sports wagering industry. As new leads are generated, we anticipate that significant business opportunities will emerge. However, we cannot assure you that any such business opportunities will emerge, or if they do, that any such opportunity will result in a definitive arrangement with any enterprises in the gaming industry, or that any such definitive arrangement will be profitable.

Significant Transactions

In January 2006, we entered into a strategic alliance distribution and licensing agreement with Shuffle Master, a leading provider of table gaming content, to license, develop, distribute and market ‘‘in casino’’ wireless handheld gaming content and delivery systems to gaming venues throughout the world. Under the terms of the agreement, we agreed to develop a Shuffle Master-branded wireless gaming platform powered by our SWP for in-casino use, which would feature handheld versions of Shuffle Master’s proprietary table game content, as well as other proprietary gaming content and public domain casino games. In conjunction with this strategic alliance, Shuffle Master invested $3 million in the Company, in exchange for common stock and warrants to purchase common stock in our Company pursuant to the Licensing and Distribution Agreement, dated January 12, 2006 between the Company and Shuffle Master, ( the ‘‘Licensing and Distribution Agreement’’). This Licensing and Distribution Agreement was amended and restated in February 2007. Under the terms of the amended Licensing and Distribution Agreement, dated February 28, 2006, both the Company and Shuffle Master are permitted to distribute, market and sell the Casino On Demand Wireless Gaming System to gaming venues worldwide. Additionally, we have been granted a non-exclusive worldwide license to offer Shuffle Master’s proprietary table game content on the platform, and the Company has granted Shuffle Master a non-exclusive worldwide license to certain Company developed wireless platform software and enhancements that support the integration and mobilization of casino gaming applications into in-casino wireless gaming delivery systems. Shuffle Master beneficially owns 8.2% of our common stock as of September 30, 2007.

On April 28, 2006, we purchased certain intellectual property assets from Digital Wasabi LLC, a Colorado limited liability company (‘‘Digital Wasabi’’). The purchase price was 800,000 shares of our common stock. The assets consist of intellectual property in the form of software under development related to communications and gaming. The principals and employees of Digital Wasabi became our employees and are based in our Boulder, Colorado office. While we believe this purchased technology will have significant future value, the software does not meet the criteria for capitalization as prescribed by SFAS No. 86, ‘‘Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed’’ (‘‘SFAS 86’’) and as such was written off in the quarter of acquisition.

On July 7, 2006, we closed a private placement to accredited investors whereby we sold 16,943,323 shares of common stock and warrants to purchase 8,471,657 shares of common stock for gross proceeds of approximately $10.1 million before payment of commissions and expenses. The warrants had an exercise price of $0.83 per share, subject to downward adjustment if the Company does not meet specified annual revenue targets, and are exercisable at any time during the period commencing July 7, 2006 and ending July 7, 2011. The funds from the financing will primarily be used for general working capital purposes. During the fourth quarter of fiscal 2006, as a result of the Company not meeting the specified revenue targets, the exercise price of the warrants was adjusted downwards to an exercise price of $0.70 per share. As of September 30, 2007, the exercise price of the warrants remained at $0.70 per share. We used $300,000 of the funds raised to repurchase 650,000 shares of common stock from our former chief executive officer, John Bush. On November 28, 2007, we closed a private placement to accredited investors whereby we sold our 8% unsecured convertible debentures due 2010 and warrants to purchase 3,333,333 shares of common stock for gross proceeds of approximately $3.0 million less finders fees of 7.5% and reimbursement of the lead investor’s legal fees in the amount of $30,000 and other Company expenses related to the private placement. The funds from the financing will primarily be used for general working capital purposes. We agreed to file a registration statement with the SEC to register the resale of the shares of common stock underlying the convertible debentures issued in the private placement, as well as the shares of common stock issuable as payment of interest thereon and upon exercise of the warrants.

Corporate History

Sona Mobile, Inc. (‘‘Sona Mobile’’) was formed under the laws of the State of Washington in November 2003 for the purpose of acquiring Sona Innovations, Inc. (‘‘Innovations’’), which it did in December 2003. On April 19, 2005, Sona Mobile merged (the ‘‘Merger’’) with and into PerfectData Acquisition Corporation, a Delaware corporation (‘‘PAC’’) and a wholly-owned subsidiary of PerfectData Corporation, also a Delaware corporation (‘‘PerfectData’’). Under the terms of that certain Agreement and Plan of Merger dated as of March 7, 2005, (i) PAC was the surviving company but changed its name to Sona Mobile, Inc.; (ii) the pre-merger shareholders of Sona Mobile received stock in PerfectData representing 80% of the voting power in PAC post-merger; (iii) all of PerfectData’s officers resigned and Sona Mobile’s pre-merger officers were appointed as the new officers of PerfectData; and (iv) four of the five persons serving as directors of PerfectData resigned and the remaining director appointed the three pre-merger directors of Sona Mobile to the PerfectData Board of Directors. In November 2005, PerfectData changed its name to ‘‘Sona Mobile Holdings Corp.’’

At the time of the Merger, PerfectData was essentially a shell company that was not engaged in an active business. Upon completion of the Merger, PerfectData’s only business was the historical business of Sona Mobile and the pre-merger shareholders of Sona Mobile controlled PerfectData. Accordingly, the Merger was accounted for as a reverse acquisition of a public shell and a recapitalization of Sona Mobile. No goodwill was recorded in connection with the Merger and the costs were accounted for as a reduction of additional paid-in-capital. The pre-merger financial statements of Sona Mobile are treated as the historical financial statements of the combined companies. The historical financial statements of PerfectData prior to the Merger are not presented. Furthermore, because Sona Mobile is deemed the accounting acquirer, its historical stockholders’ equity has been adjusted to reflect the new capital structure.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. generally accepted accounting principles. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of its financial statements. Management is also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. Management periodically evaluates these estimates and assumptions including those relating to revenue recognition, impairment of goodwill and intangible assets, the allowance for doubtful accounts, capitalized software, income taxes, stock-based compensation and contingencies and litigation. Management bases its estimates on historical experience and various other assumptions that it believes to be reasonable based on specific circumstances. Management reviews the development, selection, and disclosure of these estimates with the Audit Committee of our Board of Directors. These estimates and assumptions form the basis for judgments about the carrying value of certain assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Further, changes in accounting and legal standards could adversely affect our future operating results. Our critical accounting policies include: revenue recognition, allowance for doubtful accounts, capitalized software, income taxes, stock-based compensation, and derivatives, each of which are discussed below.

Revenue Recognition

We follow specific and detailed guidance in measuring revenue, although certain judgments affect the application of our revenue recognition policy. These judgments include, for example, the determination of a customer’s creditworthiness, whether two separate transactions with a customer should be accounted for as a single transaction, or whether included services are essential to the functionality of a product thereby requiring percentage of completion accounting rather than software accounting.

We recognize revenue in accordance with Statement of Position (‘‘SOP’’) 97-2, ‘‘Software Revenue Recognition,’’ as amended by SOP 98-4 and SOP 98-9, and in certain instances in accordance with SOP 81-1, ‘‘Accounting for Performance of Construction-Type and Certain Production-Type Contracts.’’ We license software under non-cancelable license agreements. License fee revenues are recognized when (a) a non-cancelable license agreement is in force, (b) the product has been delivered, (c) the license fee is fixed or determinable and (d) collection is reasonably assured. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer.

Residual Method Accounting.    In software arrangements that include multiple elements (e.g., license rights and technical support services), we allocate the total fees among each of the elements using the ‘‘residual’’ method of accounting. Under this method, revenue allocated to undelivered elements is based on vendor-specific objective evidence of fair value of such undelivered elements, and the residual revenue is allocated to the delivered elements. Vendor specific objective evidence of fair value for such undelivered elements is based upon the price we charge for such product or service when it is sold separately. We may modify our pricing practices in the future, which would result in changes to our vendor specific objective evidence. As a result, future revenue associated with multiple element arrangements could differ significantly from our historical results.

Percentage of Completion Accounting.    Fees from licenses sold together with consulting services are generally recognized upon shipment of the licenses, provided (i) the criteria described in subparagraphs (a) through (d) in the second paragraph under ‘‘Revenue Recognition’’ above are met; (ii) payment of the license fee is not dependent upon performance of the consulting services; and (iii) the consulting services are not essential to the functionality of the licensed software. If the services are essential to the functionality of the software, or performance of services is a condition to payment of license fees, both the software license and consulting fees are recognized under the ‘‘percentage of completion’’ method of contract accounting. Under this method, we are required to estimate the number of total hours needed to complete a project, and revenues and profits are recognized based on the percentage of total contract hours as they are completed. Due to the complexity involved in the estimating process, revenues and profits recognized under the percentage of completion method of accounting are subject to revision as contract phases are actually completed. Historically, these revisions have not been material.

Sublicense Revenues.    We recognize sublicense fees as reported by our licensees. License fees for certain application development and data access tools are recognized upon direct shipment by us to the end user or upon direct shipment to the reseller for resale to the end user. If collection is not reasonably assured in advance, revenue is recognized only when sublicense fees are actually collected.

Service Revenues.    Technical support revenues are recognized ratably over the term of the related support agreement, which in most cases is one year. Revenues from consulting services subjected to time and materials contracts, including training, are recognized as services are performed. Revenues from other contract services are generally recognized based on the proportional performance of the project, with performance measured based on hours of work performed.

Allowance for Doubtful Accounts

Whenever relevant, we maintain an allowance for doubtful accounts to reflect the expected non-collection of accounts receivable based on past collection history and specific risks identified in our portfolio of receivables. Additional allowances might be required if deteriorating economic conditions or other factors affect our customers’ ability to make timely payments.

Capitalized Software Development Costs

We capitalize certain software development costs after a product becomes technologically feasible and before its general release to customers. Significant judgment is required in determining when a product becomes ‘‘technologically feasible.’’ Capitalized development costs are then amortized over the product’s estimated life beginning upon general release of the product. Periodically, we compare a product’s unamortized capitalized cost to the product’s net realizable value. To the extent unamortized capitalized cost exceeds net realizable value based on the product’s estimated future gross revenues (reduced by the estimated future costs of completing and selling the product) the excess is written off. This analysis requires us to estimate future gross revenues associated with certain products and the future costs of completing and selling certain products. Changes in these estimates could result in write-offs of capitalized software costs. As of September 30, 2007, certain development costs of the Company met the criteria of SFAS 86 for the capitalization of software development costs. Accordingly, $471,988 of software development costs are capitalized as of September 30, 2007. Commercial feasibility was determined to be established on August 31, 2007, with our first installation in Lima, Peru at which point we ceased capitalization.

Income Taxes

We use the asset and liability approach to account for income taxes. This methodology recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. We then record a valuation allowance to reduce deferred tax assets to an amount that likely will be realized. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If we determine during any period that we could realize a larger net deferred tax asset than the recorded amount, we would adjust the deferred tax asset and record a corresponding reduction to its income tax expense for the period. Conversely, if management determines that we would be unable to realize a portion of our recorded deferred tax asset, it would adjust the deferred tax asset and record a charge to income tax expense for the period. Significant judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences (e.g., the income we earn within the United States) could materially impact our financial position or results of operations.

We adopted the provisions of FASB Interpretation 48, ‘‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,’’ (‘‘FIN 48’’) on January 1, 2007. As of September 30, 2007 there exists a valuation allowance against the full amount of its net deferred tax asset, the adoption of FIN 48 did not have an impact on the financial statements for the nine months ended September 30, 2007.  We do not expect the application of FIN 48 to have an impact on the Company’s financial statements in the current fiscal year.

Stock-based Compensation

As of January 1, 2006, we adopted the provisions of, and accounts for stock-based compensation in accordance with the Financial Accounting Standards Board’s (‘‘FASB’’) Statement of Financial Accounting Standards No. 123 — revised 2004 (‘‘SFAS 123R’’), ‘‘Share-Based Payment’’ which replaced Statement of Financial Accounting Standards No. 123 (‘‘SFAS 123’’), ‘‘Accounting for Stock-Based Compensation’’ and supersedes APB Opinion No. 25, ‘‘Accounting for Stock Issued to Employees.’’ Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The Company elected the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures, as adjusted for estimated forfeitures.

During the first nine months of fiscal 2007 and during fiscal 2006 the Company issued stock options to directors, officers, and employees under the Amended and Restated Stock Option Plan of 2000 and the 2006 Incentive Plan as described in Note 11 to our consolidated financial statements. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model, using a range of risk-free interest rates of 4.2% – 5.1%, weighted average option term of 3.1 years, expected weighted average volatility of 62.4% and no dividend.

Derivatives

We follow the provisions of SFAS No. 133 ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (SFAS No. 133’’) along with related interpretations EITF No. 00-19 ‘‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock’’ (‘‘EITF 00-19’’) and EITF No. 05-2 ‘‘The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue No. 00-19’’ (‘‘EITF 05-2’’). SFAS No. 133 requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivative’s fair value recognized currently in earnings unless specific hedge accounting criteria are met. We value these derivative securities under the fair value method at the end of each reporting period, and their value is marked to market with the gain or loss recognition recorded against earnings. We use the Black-Scholes option-pricing model to determine fair value. Key assumptions of the Black-Scholes option-pricing model include applicable volatility rates, risk-free interest rates and the instruments expected remaining life. These assumptions require significant management judgment. At September 30, 2007, there were no derivative instruments reported on the Company’s balance sheet.

Results of Operations

Our business is in its early stages and consequently our financial results are difficult to compare from one period to the next. We expect such period-to-period differences to continue to be significant over the next several quarters, until we have a number of full years of operations.

Comparison of three months ended September 30, 2007 and 2006

For the three months ended September 30, 2007, we had a comprehensive loss of $1,131,603 compared to a comprehensive loss of $1,992,900 for the three months ended September 30, 2006. The decrease in comprehensive loss of $861,297 over the comparative fiscal quarter ended 2006 is primarily due to the increase in revenue of $379,920, the decrease in general and administrative expenses of $208,920 and the decrease of $246,753 in selling and marketing expenses caused by our change in sales focus to a channel and partner based selling model. A channel and partner based selling model requires significantly less sales resources than a direct sales model, as it leverages the resources of the sales channels and our strategic partners. The following table compares our consolidated statement of operations data for the three months ended September 30, 2007 and 2006.

	Three months ended September 30,
	2007	2006
Net Revenue	$433,300	$53,380
Operating expenses
Depreciation and amortization	17,996	9,607
General and administrative expenses	501,024	709,944
Professional fees	263,483	303,010
Development expenses	574,965	629,301
Selling and marketing expenses	207,647	454,400
Total operating expenses	1,565,115	2,106,262
Operating loss	(1,131,815)	(2,052,882)
Interest income	21,554	70,620
Interest expense	—	(785)
Other income and expense	(7,810)	(8,875)
Net loss	(1,118,071)	(1,991,922)
Foreign currency translation adjustment	(13,532)	(978)
Comprehensive loss	$(1,131,603)	$(1,992,900)

Net Revenue

Net revenue during the third quarter of fiscal 2007 was $433,300 compared to net revenue of $53,380 for the comparable quarter of fiscal 2006, an increase of 712%. The net revenue of $433,300 for the third quarter of fiscal 2007 included $412,009 of software licensing and development revenue and $21,291 of maintenance and service contract revenue. Approximately 84% of the current quarter revenue relates to development fees for project work and approximately 16% is attributable to continuing license subscriptions or other forms of recurring revenue.

Operating expenses

Total operating expenses for the third quarter of fiscal 2007 were $1,565,115 compared to $2,106,262 in the comparable quarter of fiscal 2006, a decrease of 26%. There were substantial changes in the type of expenses incurred this quarter versus the same quarter a year ago. Selling and marketing expenses decreased by $246,753 or 54%, as we moved from a direct sales model to a partner and channel-based selling model which requires less headcount resources. General & administrative expenses decreased by $208,920 over the same periods, due primarily to reduced rent expense as well as headcount costs.

Depreciation and amortization

Depreciation and amortization expenses for the third quarter of fiscal 2007 were $17,996 compared to $9,607 in the comparable quarter of fiscal 2006. The increase in depreciation and amortization expense is primarily due to purchases of capital equipment for development purposes. The depreciation and amortization expense for the third quarter of both years was composed of depreciation of property, plant and equipment.

General and Administrative expenses

General and administrative expenses for the third quarter of 2007 were $501,024 compared to $709,944 for the comparable quarter in fiscal 2006, a 29% decrease. Related stock based compensation, rent expenses, printing and payroll costs decreased in total by 31% during the third quarter of fiscal 2007 compared to the same quarter of fiscal 2006. These decreases were partially off-set by increases in travel and entertainment, marketing, communication and consulting costs, resulting in the net decrease of 29% for this category.

Professional fees

Professional fees for the third quarter of fiscal 2007 were $263,483, compared to $303,010 for the comparable quarter in fiscal 2006, a 13% decrease. The higher level of professional fees in the comparable quarter in fiscal 2006 related primarily to licensing investigation fees paid to the state of Nevada in the third quarter of 2006. In the third quarter of 2007, there were no such fees paid with respect to gaming licenses, contributing to a decrease in this expense category, however these decreases were partially off-set by an increase in legal fees in the third quarter of 2007, compared to the same quarter of 2006. The increase in legal fees was primarily due to legal fees associated with patent filings and other intellectual property matters.

Development expenses

Development expenses for the third quarter of fiscal 2007 were $574,965 compared to $629,301 for the comparable quarter of fiscal 2006, a $54,336 or 9% decrease. Gross payroll related expenses increased by 51% from $383,995 for the comparable quarter in fiscal 2006 to $581,960 in the third quarter of fiscal 2007, due primarily to increased headcount. During the third quarter of 2007, $155,167 of payroll related expenses were capitalized as software development costs, in accordance with SFAS 86, reducing development expense by the amount capitalized. The capitalized development costs were connected to the wireless gaming software development project. If these costs had not been capitalized, total development expenses would have increased by $100,831 over the prior year quarter, rather than the actual decrease of $54,336 which occurred.

Selling and marketing expenses

Selling and marketing expenses for the third quarter of fiscal 2007 were $207,647 compared to $454,400 for the comparable quarter of fiscal 2006, a 54% decrease. The decrease in expenses is attributable to the significant effort initiated in 2006 to reduce the selling costs associated with our products by switching to a partner and channel driven sales model, instead of the relatively expensive direct sales model we had previously employed. Our personnel and sales contractor costs decreased by 61%, from $301,950 in the third quarter of fiscal 2006 to $117,469 in the current quarter of fiscal 2007. Travel expenses also decreased substantially in this category from $77,562 in the third quarter of fiscal 2006 to $16,790 in the third quarter of fiscal 2007, which reflected our reduced level of sales personnel.

Other income and expense

For the quarter ended September 30, 2007, this income and expense category consisted of a foreign exchange loss in the amount of $7,810. For the quarter ended September 30, 2006, other income and expense consisted of a foreign exchange loss of $8,875.

Interest income

Interest income is derived from investing unused cash balances in short-term liquid investments. Average cash balances for the third quarter were lower in fiscal 2007 than in fiscal 2006, resulting in a lower level of interest income of $21,554 in the current year’s third quarter versus $70,620 in the prior year’s third quarter.

Interest expense

The interest expense amount of $785 in the third quarter of fiscal 2006 relates primarily to bank charges and wire fees. There were no such expenses in this expense category for the third quarter of fiscal 2007.

Foreign currency translation adjustment

Prior period retained earnings on Sona Innovations, Inc.’s books are translated at historical exchange rates while the rest of the financial statement line items are translated at current period rates. The resulting difference is treated as gain or loss due to foreign currency translation during the period. The $13,532 loss in this category for the third quarter of fiscal 2007 was caused by the weakening of the U.S. dollar against the Canadian dollar in this period. In the third quarter of 2006, the exchange rate fluctuation was a small fraction of a percent (0.05%) and thus the loss in this category was only $978 for the comparative quarter.

Comparison of nine months ended September 30, 2007 and 2006

For the nine months ended September 30, 2007, we had a comprehensive loss of $4,114,900 compared to a comprehensive loss of $6,714,600 for the nine months ended September 30, 2006. The decrease of $2,599,700 in comprehensive loss between the first nine months of fiscal 2007 and 2006 is primarily due to the decrease of $1,840,437 in selling and marketing expenses caused by our change in sales focus to a channel and partner based selling model, as well as smaller decreases in most other expense categories except development expenses and depreciation. The following table compares our consolidated statement of operations data for the nine months ended September 30, 2007 and 2006.

	Nine months ended September 30,
	2007	2006
Net Revenue	$848,609	$344,133
Operating expenses
Depreciation and amortization	46,003	26,394
General and administrative expenses	1,742,747	2,010,002
Professional fees	889,274	903,096
Development expenses	1,492,142	1,382,995
Selling and marketing expenses	853,610	2,694,047
Total operating expenses	5,023,776	7,016,534
Operating loss	(4,175,167)	(6,672,401)
Interest income	116,549	107,273
Interest expense	(464)	(2,751)
Other income and expense	(17,441)	44,315
Net loss	(4,076,523)	(6,523,564)
Foreign currency translation adjustment	(38,377)	(191,035)
Comprehensive loss	$(4,114,900)	$(6,714,600)

Net Revenue

Net revenue for the nine months ended September 30, 2007 was $848,609 compared to net revenue of $344,133 for the comparable nine month period ended September 30, 2006, an increase of 147%. The net revenue of $848,609 for the first three quarters of fiscal 2007 included $732,185 of software licensing and development revenue and $116,424 of maintenance and service contract revenue. Approximately 86% of the of revenue for the nine months ended September 30, 2007 relates to development fees for project work and approximately 14% is attributable to continuing license subscriptions or other forms of recurring revenue.

Operating expenses

Total operating expenses for the first nine months of fiscal 2007 were $5,023,776 compared to $7,016,534 for the comparable nine months of fiscal 2006, a decrease of 28%. There were substantial changes in the type of expenses incurred during the first nine months of fiscal 2006 as compared to those during the first nine months of fiscal 2007. Selling and marketing expenses decreased by $1,840,437 or 68%, as we moved from a direct sales model to a partner and channel-based selling model which requires less headcount resources, contributing to 92% of the year to date $1,992,758 decrease versus the comparable prior year period.

Depreciation and amortization

Depreciation and amortization expenses for the first nine months of fiscal 2007 were $46,003 compared to $26,394 in the comparable nine months of fiscal 2006. The increase in depreciation and amortization expense is primarily due to purchases of capital equipment for development purposes. The depreciation and amortization expense for both years was composed of depreciation of property, plant and equipment.

General and Administrative expenses

General and administrative expenses for the first nine months of fiscal 2007 were $1,742,747 compared to $2,010,002 for the comparable period in fiscal 2006, a 13% decrease. Related rent, payroll expenses, stock based compensation and printing costs decreased in total by 22% during the first nine months of fiscal 2007 compared to the same period during fiscal 2006. These decreases were partially off-set by increases in travel and entertainment, insurance, conferences, equipment repair, and other general expenses relating to our business.

Professional fees

Professional fees for the first nine months of fiscal 2007 were $889,274, compared to $903,096 for the comparable nine months of fiscal 2006, a 2% decrease. Legal fees increased from $433,072 during the first nine months of fiscal 2006 to $636,777 for the same period of fiscal 2007, due primarily to costs associated with the renegotiation of the Shuffle Master agreement, as well as patent filing and intellectual property matters. The 2007 year-to-date increase in legal fees was offset by decreases related to licensing investigation fees associated with the Nevada gaming control board being paid in the 2006 period and not in the similar 2007 period and decreases in accounting fees and fees paid to consultants resulting in the 2% decrease in expenses in this category for the first nine months of 2007 compared to the similar 2006 fiscal year period.

Development expenses

Development expenses for the first nine months of fiscal 2007 were $1,492,142 compared to $1,382,995 for the comparable nine months of fiscal 2006, an 8% increase. Gross payroll and related expenses increased by 50% from $1,051,872 in the first nine months of fiscal 2006 to $1,582,536 in the current year’s comparative period which was primarily due to increased headcount. During the first nine months of fiscal 2007, $471,988 of total payroll related expenses was capitalized as software development costs, in accordance with SFAS 86, reducing development expense by the same amount capitalized. The capitalization of software development costs resulted in total payroll costs expensed in this category to increase slightly from $1,051,872 during the first nine months of fiscal year 2006 compared to $1,110,548 in the comparative period of fiscal 2007. The remaining differences related to the increase in this category were primarily caused by lease costs associated with laboratory and test equipment ($70,394), development consulting resources ($24,030) and other development expenses ($77,143).

Selling and marketing expenses

Selling and marketing expenses for the first nine months of fiscal 2007 were $853,610 compared to $2,694,047 for the same period in fiscal 2006, a 68% decrease. The decrease in expenses is attributable to the significant effort undertaken in 2006 to reduce the selling costs associated with our products by switching to a partner and channel driven sales model, instead of the direct sales model we had previously employed. Our personnel and sales contractor costs decreased by 66%, from $1,881,129 in the first nine months of fiscal 2006 to $642,072 in the comparative nine months of fiscal 2007. Expenses related to communication, marketing and general office expenses decreased from $245,546 incurred in the first nine months of fiscal 2006 to $35,990 in the comparative period of 2007, as we reduced our direct marketing efforts. Travel expenses also decreased substantially in this category from $353,364 in the first nine months of fiscal 2006 to $86,595 in the comparable period this year, which also reflected our reduced level of sales personnel.

Other income and expense

For the nine months ended September 30, 2007, other income and expense consisted of a foreign exchange loss in the amount of $12,270, and a loss resulting from the write off of fixed assets in the amount of $5,171. During the first nine months of fiscal 2006, there was a gain of $614,981 related to the revaluation of the warrants carried as a liability on the balance sheet at that time, in accordance with the provisions of EITF 00-19, a gain arising from the adjustment of other taxes in the amount of $12,164 and a gain of $14,822 related to foreign exchange fluctuation. The gains in this category in 2006 were offset by other expenses of approximately $597,652, related to the write off of in-process purchased technology which was acquired from Digital Wasabi in April 2006.

Interest income

Interest income is derived from investing unused cash balances in short-term liquid investments. Average cash balances for the first nine months of fiscal 2007 were higher than in the first nine months of fiscal 2006, resulting in the higher level of interest income of $116,549 during the first nine months of fiscal 2007 versus $107,273 in the prior year’s comparable period.

Interest expense

The interest expense amounts for the first nine months of fiscal 2007 of $464 and $2,751 in the first nine months of fiscal 2006 relate primarily to bank charges and wire fees.

Foreign currency translation adjustment

Prior period retained earnings on Sona Innovations Inc.’s books are translated at historical exchange rates while the rest of the financial statement line items are translated at current period rates. The resulting difference is treated as gain or loss due to foreign currency translation during the period. The fact that there was a substantially lower loss in this category of $38,377 during the first nine months of fiscal year 2007, as compared to the same period of fiscal 2006, is due to the fact that in 2007, exchange gains or losses on long-term intercompany balances on the Canadian subsidiary’s books were charged to foreign currency translation adjustment, while in 2006, intercompany balances were treated as short-term balances and foreign exchange gains or losses were charged to other income and expense resulting in a higher level of expense in this category for the first nine months of fiscal year 2006 of $191,035.

Comparison of the Year Ended December 31, 2006 and 2005

For the period ending fiscal 2006, we had a comprehensive loss of $8.4 million compared to a comprehensive loss of $6.8 million for the period ending fiscal 2005. Total operating expenses increased by $1.6 million in 2006 versus the same period for the previous year. Sales and marketing costs decreased by approximately $500,000 due to the change in our sales focus to a channel and partner based selling model. A channel and partner based selling model requires significantly less sales resources than the direct sales model which we had previously employed, as it leverages the resources of the Company’s sales channels and partners. Decreases in sales and marketing expenses were offset by increases in general and administrative expenses, professional fees and development costs. Increases in expenses were incurred for product development related to our wireless gaming solution, as well as additional legal and accounting expenses. The decline in revenues reflects the partial shift in focus from customized software projects in the financial services and enterprise market segments to the development of our wireless gaming solution for the Shuffle Master strategic alliance. The following table compares our consolidated statement of operations data for the fiscal periods ending 2006 and 2005:

	Year ended December 31
	2006	2005
Net Revenue	$398,134	$565,489
Operating expenses:
Depreciation and amortization	37,403	439,370
General and administrative expenses	2,608,774	1,348,461
Professional fees	1,075,011	927,425
Development expenses	2,002,121	894,287
Selling and marketing expenses	3,179,401	3,672,346
Total operating expenses	8,902,710	7,281,889
Operating income/(loss)	$(8,504,576)	$(6,716,400)
Interest income	215,234	76,415
Interest expense	(3,192)	(6,480)
Other income and expense	(193,360)	(100,020)
Net income/(loss)	$(8,485,894)	$(6,746,485)
Gain/(loss) on currency translation	44,797	(70,007)
Comprehensive income/(loss)	$(8,441,097)	$(6,816,492)

Revenue

Revenue in fiscal 2006 was $398,134 compared to revenue of $565,489 for fiscal 2005. Current year revenues included $360,253 of licensing fees and $37,881 for support and maintenance fees. Approximately 40% of the revenue is attributable to continuing license subscriptions and the balance relates to new projects begun during fiscal 2006. The decrease in 2006 relates to the slowdown in second-half revenues due to our shift in focus from customized software projects in the financial services and enterprise market segments to the development of our wireless gaming solution for the Shuffle Master strategic alliance.

Operating expenses

Total operating expenses for the fiscal year ended 2006 were $8.9 million compared to $7.3 million for the fiscal year ended 2005. Although total expenses increased year over year, the trend in 2006 was a decrease in expenses for each consecutive quarter throughout the year, while in 2005 expenses increased in every quarter over the course of that year. There were also substantial changes in the type of expenses incurred in the current year, as compared to 2005. Selling and marketing expenses decreased by $492,945 or 13%, as we moved from a direct sales model to a partner and channel-based selling model which required a lower number of sales personnel. Research and development expenses increased by $1,107,835 or 124% reflecting an increase in the number of developers, as well as increased product development costs related to the development and testing of our wireless gaming solution. General and administrative expenses and professional fees also increased due to additional infrastructure costs, stock compensation expense, costs of preparation and filing of required forms with the SEC, as well as other general costs related to being a public company.

Depreciation and amortization

Depreciation and amortization expenses for fiscal 2006 were $37,403 compared to $439,370 in fiscal 2005. In 2005, this expense related primarily to amortization of the software acquired in connection with the acquisition of Sona Innovations Inc, in late 2003 which was fully written off in 2005. The depreciation and amortization expense for 2006 was composed entirely of depreciation of fixed assets.

General and Administrative expenses

General and administrative expenses for fiscal 2006 were $2,608,774 compared to $1,348,461 for fiscal 2005, a 93% increase. The increased expenses are attributable to the increase expenditures in payroll, rent, and the recognition of stock-based compensation. Subsequent to going public in the reverse merger in April 2005 and raising $5 million in financing in June 2005, we hired additional administrative, finance and accounting personnel, increasing our year to date payroll related expenses to $813,345 in 2006 from $644,730 in 2005. We leased office space for a new corporate headquarters, sales and customer support office in New York, New York and a development facility in Boulder, Colorado, increasing our rent to $582,949 for the year ended December 31, 2006, compared to $277,878 for the prior fiscal year, an increase of $305,071. As a result of increased staff and office space, our expenses for office related costs, communication, insurance and other administrative expenses also increased. Our stock compensation expense in this category for fiscal 2006 was $644,008 compared to nil in fiscal 2005, consisting of expenses related to the commencement of expensing of stock options under FAS 123R in 2006 and amortization of restricted stock grants. Other office related and infrastructure costs including supplies, communication, postage, and printing costs increased from $173,000 in 2005 to $283,000 in 2006.

Professional fees

Professional fees for fiscal 2006 were $1,075,011 compared to $927,425 for fiscal 2005, a 16% increase. Legal fees increased to $584,572 during 2006 from $497,121 in 2005. A large portion of the legal expenses during fiscal 2006 related to legal fees associated with the filing of two registration statements that were declared effective in April 2006 and November 2006 respectively, as well as the normal legal costs associated with the quarterly, annual and other public company filings. Accounting fees decreased slightly to $137,189 in 2006 from $143,432 in 2005. Other professional fees of $253,385 were incurred in during fiscal 2006 compared to $159,173 in 2005. In 2006, $200,000 of our professional fees related to amounts paid to the Nevada Gaming Control Board in connection with the investigations required in conjunction with our pending Nevada gaming license application. Other amounts in this category were incurred for stock transfer agent fees, directors’ fees and recruiting expenses.

Development expenses

Research and development expenses for fiscal 2006 were $2,002,121 compared to $894,287 for fiscal 2005, a 124% increase. Payroll and related expenses comprised approximately 75% of the total research and development expenses for fiscal 2006 compared to 93% in 2005. This represents total payroll related costs during fiscal 2006 of $1,494,462 compared to $827,765 in 2005. The increase in total development expenses is predominantly due to the hiring of additional developers to support the development of the wireless gaming solution. Travel, consulting, equipment leasing, and other product development costs related to the development of our products accounted for $507,659 in this category during fiscal 2006, as compared to $66,522 in the previous year.

Selling and marketing expenses

Sales and marketing expenses for the year ended fiscal 2006 were $3,179,401 compared to $3,672,346 for fiscal 2005; a decrease of $492,945 or 13%. This decrease is primarily attributable to the significant effort undertaken in 2006 to reduce the selling costs associated with our products by switching to a partner and channel driven sales model, instead of the relatively expensive direct sales model we had previously employed. This initiative predominantly impacted the last two quarters of fiscal 2006. During the first and second quarter of fiscal 2006 sales and marketing expense were substantially higher then those of the comparable quarters of 2005. This was a result of the significant effort undertaken in early fiscal 2006 and the last half of 2005 to raise awareness of the SWP and related products in the two large vertical markets, gaming and entertainment and financial services and enterprise software, which we believe hold the greatest opportunities. Our travel and entertainment expenses related to sales and marketing decreased to $400,154 in 2006, from $540,926 in 2005. We decreased our marketing and advertising costs to $129,587 in 2006 from $616,650 in 2005, which was primarily reflected in the reduction in marketing efforts in 2006. Marketing costs included participation in trade shows, attendance at conferences as well as investor and public relations expenses in both fiscal 2006 and 2005.

Other income and expense

The other expense amount of $193,360 in fiscal 2006 consists of other expense of $597,652, related to the write off of in-process technology which was acquired from Digital Wasabi in April 2006, as it did not meet the criteria for capitalization as prescribed in SFAS 86. This expense is partially offset by $468,326 of other income relating to the revaluation of warrants carried as a liability on the balance sheet in accordance with EITF 00-19. The 2005 amount of $100,020 relates to the revaluation of the aforementioned warrants in the third and fourth quarters of that year. In addition, there was approximately $76,198 of other expense related to foreign exchange loss and $12,164 of other income related to research and development tax credits in 2006.

Interest income

Interest income of $215,234 for fiscal 2006 is derived from investing unused cash balances in short-term liquid investments versus interest income of $76,415 in the comparable period of 2005. Average cash balances were higher in 2006 than in 2005, resulting in a higher level of interest income.

Interest expense

Interest expense of $3,192 in fiscal 2006 and $6,480 in fiscal 2005 relates primarily to bank charges and wire fees.

Foreign currency translation adjustment

The $44,797 gain for the fiscal year ending December 31, 2006 reflects the overall strengthening of the U.S. dollar relative to the Canadian dollar during the year. Prior period retained earnings on Innovations’ books are translated at historical exchange rates while the rest of the financial statement line items are translated at current period rates, causing the foreign currency translation adjustment for the current period. This compares to a loss of $70,007 for fiscal year 2005, when the U.S. dollar weakened against the Canadian dollar.

Liquidity and Capital Resources

At September 30, 2007, we had total cash and cash equivalents of $1,306,826 held in current and short-term deposit accounts. We believe that based on our current level of spending, this cash combined with the net proceeds of approximately $2.7 million raised in the private placement which closed on November 28, 2007 will only be sufficient to fund our current level of operating expenses until May 2008. Based on our current business plan, we will be obligated to seek additional financing before that time.

We cannot assure you that we will be able to successfully implement our plans to raise additional capital or to increase revenue. We may not be able to obtain additional capital or generate new revenue opportunities on a timely basis, on favorable terms, or at all. If we cannot successfully implement our plans, our liquidity, financial condition and business prospects will be materially and adversely affected and we may have to cease operations.

Because of our limited revenue and cash flow from operations, we have depended primarily on financing transactions to support our working capital and capital expenditure requirements. Through September 30, 2007, we had accumulated losses of approximately $20 million, which were financed primarily through sales of equity securities. Since our inception in November 2003 through September 30, 2007, we raised approximately $21 million in equity financing. The foregoing included the sale of 2,307,693 shares of our common stock and warrants to purchase 1,200,000 shares of our common stock to Shuffle Master for $3.0 million in January 2006. The Shuffle Master warrants had an exercise price of $2.025 per share and expired on July 12, 2007 without being exercised. The sale of these shares and the issuance of the warrants were in connection with the original strategic alliance distribution and licensing agreement between us and Shuffle Master In addition, on July 7, 2006, we closed a private placement to accredited investors whereby we sold 16,943,323 shares of common stock and warrants to purchase 8,471,657 shares of common stock at an exercise price of $0.83 per share, subject to downward adjustment if the Company does not meet specified annual revenue targets, for gross proceeds of approximately $9.3 million after payment of commissions and expenses. As of December 31, 2006, as a result of the Company not meeting the specified annual revenue targets, the exercise price of the warrants was adjusted downwards to $0.70 per share. On November 28, 2007, we closed a private placement whereby we sold our 8% senior unsecured convertible debentures due 2010 in the aggregate principal amount of $3.0 million and warrants to purchase 3,333,333 shares of our common stock to accredited investors for an aggregate purchase price of $3.0 million. The debentures bear interest at a rate of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1 in cash or shares of common stock, or combination thereof. The debentures mature November 28, 2010 and are convertible into shares of common stock at an initial conversion price of $0.45 per share, subject to adjustment in certain circumstances. The warrants have a five-year term, expiring on November 28, 2012, and an exercise price of $0.50 per share, subject to adjustment in certain circumstances. The warrants are exercisable for cash or, at certain times, cashless exercise.

Our working capital at September 30, 2007 was $508,765 and our current ratio at September 30, 2007 was 1.5 to 1. The current ratio is derived by dividing current assets by current liabilities and is a measure used by lending sources to assess our ability to repay short-term liabilities.

Overall, for the first nine months of fiscal 2007, we had a net cash decrease of $4,375,336, attributable primarily to net cash used in operating activities. The primary components of our operating cash flows are net loss adjusted for non-cash expenses, such as depreciation and amortization, stock-based compensation, and the changes in accounts receivable, accrued liabilities and payroll, deferred revenue, and accounts payable. Cash used in operating activities was $3,769,711 in the first nine months of fiscal 2007 versus $5,782,651 in the comparable period of 2006, a $2,012,940 improvement. This improvement was primarily caused by the decrease in net loss on a year over year basis due to the reduction of expenses and slight increase in revenue.

There were net capital expenditures of $99,419 during the first nine months of fiscal 2007 and software development costs of $471,988 were capitalized during the first nine months of fiscal 2007.

As of September 30, 2007, we had no indebtedness. On November 28, 2007, we closed a private placement whereby we issued and sold our 8% senior unsecured convertible debentures due 2010 in the aggregate principal amount of $3.0 million.

Commitment and Contingencies

Lease commitments.    The Company leases office space in Toronto, Ontario and Boulder, Colorado which run to February 2012 and September 2010 respectively. The Company is currently leasing space in New York, New York on a short-term basis under a lease which runs to June 2008, for its corporate headquarters and sales and support functions. The Company intends to renew its New York lease on substantially the same terms on a short-term basis when the current lease agreement expires. In addition, the Company leases an apartment in Las Vegas, Nevada, which runs to February 28, 2008, as a cost effective way to house employees during frequent business visits to Las Vegas. Office lease expenses for the three month periods ended September 30, 2007 and 2006 were approximately $99,000 and $149,000, respectively, and $312,000 and $509,000 for the nine month periods ended September 30, 2007 and 2006, respectively. The Company also leases office equipment. These leases have been classified as operating leases. Office equipment lease expenses for the three-month periods ended September 30, 2007 and 2006 were approximately $38,000 and $16,500, respectively, and approximately $115,000 and $40,000 for the nine month periods ended September 30, 2007 and 2006, respectively. Future lease commitments by year are as follows (2007 amounts are for the remaining three months of fiscal 2007):

Future Lease Commitments by Year
(US$)

	Total	2007	2008	2009	2010	2011	2012+
Office Space Leases:
United States	$475,872	$71,696	$181,414	$125,926	$96,836	$—	$—
Canada	543,882	28,160	115,574	119,143	122,772	126,463	31,770
Total Office Space	1,019,754	99,856	296,988	245,069	219,608	126,463	31,770
Office Equipment	244,904	36,630	146,179	61,403	691	—	—
Total Lease Commitments	$1,264,657	$136,486	$443,167	$306,472	$220,299	$126,463	$31,770

Purchase commitments.    On September 1, 2006, the Company entered into a Private Label Partner Agreement (the ‘‘Agreement’’) with Motorola, Inc. (‘‘Motorola’’), formerly Symbol Technologies, Inc., pursuant to which the Company has the exclusive right to purchase certain private label wireless solution products from Motorola to support the Company’s development of a secure wireless handheld gaming system. The Agreement requires that the Company purchase a specified minimum number of units over the three-year term of the Agreement. In the event such minimum purchase requirement is not met, Motorola has the right to adjust the unit purchase price to a level commensurate with the Company’s volume and the private label exclusivity under the Agreement will be void. The Company believes that in the event of either the loss of private label exclusivity or the renegotiation of the unit purchase price, its consolidated financial statements would not be materially affected.

Off-Balance Sheet Arrangements.

As of September 30, 2007, there were no off-balance sheet arrangements.

BUSINESS

Introduction

We are a wireless software and service provider that specializes in value-added applications to data-intensive vertical and horizontal market segments including the gaming industry. Through our subsidiaries, we develop, market and sell wireless data application software for mobile devices which enables secure execution of real time transactions on a flexible platform over cellular or Wi-Fi networks, and is compatible with most wireless devices that are Internet enabled. Our target customer base includes casinos, race track and cruise ship operators on the gaming side, and corporations that require secure transmissions of large amounts of data in the enterprise and financial services verticals. Our revenues consist of project, licensing and support fees generated by our flagship Sona Wireless Platform™ (‘‘SWP’’) and related vertical wireless application software products. We operate as one business segment focused on the development, sale and marketing of wireless application software.

We are a Delaware corporation. Our predecessor, Sona Mobile, Inc., commenced operations in November 2003. On April 19, 2005, which we refer to as the ‘‘Merger Date,’’ pursuant to an Agreement and Plan of Merger dated as of March 7, 2005, Sona Mobile, Inc. merged with and into PerfectData Acquisition Corporation, a Delaware corporation (‘‘PerfectData’’) and a wholly-owned merger subsidiary of PerfectData Corporation, a then inactive publicly held Delaware corporation. In connection with the merger with PerfectData, on the Merger Date,

•	all but one of PerfectData’s directors and officers resigned and Sona’s nominees were elected to our Board of Directors; and officers designated by Sona were elected by our Board; and

•	the former shareholders of Sona received shares of our Series A Convertible Preferred Stock, convertible into shares of our common stock representing approximately 76% of our then issued and outstanding common stock on a fully diluted basis.

As a result, the merger has been accounted for as a reverse merger, with Sona Mobile, Inc. deemed to be the accounting acquirer. In connection with the merger, the merger subsidiary changed its name to Sona Mobile, Inc. and, on November 17, 2005, we changed our corporate name from PerfectData to Sona Mobile Holdings Corp.

We market the SWP principally to two large vertical markets:

•	Gaming and entertainment. We propose to (i) deliver casino games wirelessly in designated areas on casino properties; (ii) offer real-time, multiplayer games that accommodate an unlimited number of players; (iii) deliver games on a play-for-free or wagering basis (where permitted by law) on mobile telephone handsets over any carrier network; and (iv) deliver horse and sports wagering applications, where legal, for on-track and off-track wagering, including live streaming video of horse races and other sports events. We also propose to deliver content via channel partners and content partners, including live streaming television, digital radio, specific theme downloads for mobile phones, media downloads and gaming applications.

•	Financial services and enterprise software. Our products and services extend enterprise applications to the wireless arena, such as customer relationship management systems, sales force automation systems, information technology (IT) service desk and business continuity protocols, all of which we believe are delivered in compliance with the current regulatory environment. One of our primary focuses is to develop software for the data-intensive investment banking community and client-facing applications for the retail banking industry.

We have sales offices in New York, New York and Toronto, Canada and research and development operations in Boulder, Colorado and Toronto, Canada. Our principal executive office is located at 245 Park Avenue, 39th Floor, New York, New York. Our Web address is www.sonamobile.com.

Growth Strategy

We believe that the two essential components for long-term success in the highly competitive wireless application software market are focus and expertise. Our strategy is to leverage our unique expertise in secure, real-time mobile solutions and be singularly focused on developing advanced wireless applications aimed at increasing the productivity, efficiency and revenue generating potential of our customers. Our growth strategy includes the following key components:

•	To take advantage of the growth and the latest trends in the gaming and entertainment market by leveraging our expertise in wireless applications. Table games, sports books, lotteries, horse racing, and other types of gaming are all portable and are expected to be increasingly offered in wireless format.

•	To develop and market best-of-breed wireless gaming and entertainment applications that provide additional revenue sources and content distribution channels to casino operators, horse race track operators and other businesses in the gaming and entertainment sector.

•	To partner with leading content providers in the gaming and entertainment space enabling delivery of comprehensive solutions combining advanced wireless technology with popular content to our customers.

•	To form strong and lasting business relationships, directly and through our strategic partners, with the leading casino operators in the world and work closely with them in aligning our wireless gaming solutions to the needs of their end-users.

•	To leverage our technology across a wide range of end-markets. While our primary focus will remain on gaming and entertainment markets, we will continue pursuing select applications in the enterprise space capitalizing on the increasingly mobile nature of the modern work force and the necessity to expand PC-based corporate applications to a mobile device.

•	To continuously search for best-of-breed technology to be incorporated into our products so that these products will remain adaptable as market requirements change.

•	To increase our international presence based on wide acceptance of wireless gaming and favorable legal environment in several large international markets, including Macau, Europe and Asia.

Mission Statement

Our mission is to allow widely distributed users and subscribers to use the standards based SWP, a secure client-server wireless development environment, to achieve real-time secure wireless transactional solutions to their business requirements and consumer applications, and to ultimately become the de facto industry standard.

We have identified specific market segments in the wireless arena that demand secure real-time, live and accurate information, and which also require transactional capabilities and interaction with this information. These markets include, but are not limited to, wireless gaming and entertainment, financial services, and businesses that require extension of enterprise applications to their mobile work force.

We are committed to providing solutions that would generate new revenue streams and cost saving opportunities to our customers in gaming, financial and enterprise sectors by allowing them to securely extend data access and transaction capabilities to end users and employees.

Our approach is to aggregate best-of-breed technology, data and content into our device-independent SWP and application software, which we believe will enable customers to extend the functionality of their current wireless devices.

Our software products are developed from the ‘‘ground up’’ using the standards based SWP, a secure client-server wireless development environment. The SWP consists of distinct client-side and server-side software development kits (‘‘SDK’s’’). These SDK’s work together to produce compelling, intelligent client application software that deliver optimum wireless performance using our mobile multi-threading technology on host devices without compromising performance or security.

We intend to continue our development and implementation of the SWP in a manner that will enable a multitude of separate and distinct applications to co-exist and function seamlessly on hand held business devices across a service provider’s global network.

To enable this functionality, we intend to extend the Sona Wireless Application Framework across applications and devices with a common core, allowing for security, transport, administration and billing. The kernel of this framework exists in the form of the SWP and new elements and connectors are being prioritized and launched on an ongoing basis.

Gaming and Entertainment

In January 2006, we entered into a strategic alliance distribution and licensing agreement with Shuffle Master, Inc. (‘‘Shuffle Master’’), a leading provider of table gaming content. Shuffle Master beneficially owns 8.2% of our common stock. The licensing agreement was amended and restated in its entirety, as was a related master services agreement, effective February 28, 2007. Under the terms of the agreements, we have agreed to develop a Shuffle Master-branded wireless gaming platform powered by Sona’s SWP for in-casino use, which would feature handheld versions of Shuffle Master’s proprietary table game content as well as other popular public domain casino games. These products are in development and currently expected to be commercially available in the second quarter of 2007.

In addition, both the Company and Shuffle Master are permitted to distribute, market and sell the GLI-approved Casino On Demand Wireless Gaming System to gaming venues worldwide. Additionally, our Company has been granted a non-exclusive worldwide license to offer Shuffle Master’s proprietary table game content on the platform, and the Company has granted Shuffle Master a non-exclusive worldwide license to certain Sona-developed wireless platform software and enhancements that support the integration and mobilization of casino gaming applications into in-casino wireless gaming delivery systems.

On September 1, 2006, the Company entered into a Private Label Partner Agreement with Motorola, Inc. (‘‘Motorola’’), formerly Symbol Technologies, Inc., pursuant to which the Company can purchase certain wireless solution products to support the Company’s development of a secure wireless handheld gaming system. In connection therewith, Motorola will provide sales and technical education and certification training to the Company.

mCasino™

The mCasino™ wireless gaming delivery system will enable both in-casino wireless gaming, as well as off-property wagering from mobile devices within areas where mobilized gaming is permitted. mCasino™ will include a variety of table game selections including most of Shuffle Master’s proprietary titles as well as a robust race and sports book offering. Built on the award-winning SWP, mCasino™ realistically replicates table game play on secure handheld devices while providing casinos with the ability to dramatically increase the gaming activity taking place. We believe this will provide a versatile, efficient way for casinos to expand their gaming services without increasing their gaming floors.

mWager™ and mWager™ with SportsBook

The mWager™ wireless wagering system for horse racing will allow users to place wagers, conduct pre-race research for current and near-future races, receive real-time race alerts, watch races in real-time or as video clips, and provide instant access to post-race information. Built on the secure Sona Wireless Platform™, mWager™ uses encryption and security at both the application and network levels, protecting both users and the horse racing facility. The server console provides real-time monitoring and cash management for all users, including bettors and race tracks, to better track all aspects of wagering. The mWager™ accounting system provides real-time monitoring and cash management to better audit all aspects of wagering such as: average bet amount; wager types; frequency of wagers; and percent of events wagered. This product is ‘‘device agnostic’’ meaning it will work with almost any current mobile phone or PDA Wi-Fi device. mWager™ with SportsBook allows users to place wagers, conduct research for current contests and near-future sports events, obtain instant alerts to line changes, odds changes, team news, injuries, and athlete information, check account balances and watch streaming video of live events, in addition to the other security and accounting features provided by the mWager™ system.

MobileTV™ and Sona MediaPlayer™ for BlackBerry®

Using our patent-pending mobile media player technology for mobile devices, we have made it possible for users to access and view live multi-media content on BlackBerry® and other handheld devices. We have developed the MediaPlayer™ for BlackBerry®, a software platform designed specifically to deliver and play multimedia content on the latest generation of Research In Motion (‘‘RIM’’) devices. The MediaPlayer™ is designed for near-TV quality playback of synchronized video and audio files. Users can have content pushed out to their device automatically as content becomes available, or can take advantage of a download-and-play method of receiving multimedia files.

Our entertainment software products also give content providers a new platform to sell, market and distribute their broadcast content to customers in a mobile format. We believe that the key differentiator of our video products is the ability to integrate them with our existing data applications, such as our horse racing and financial markets products. We believe that particular types of information will be purchased by retail customers, including headline news clips, sports clips, full length sporting events, entertainment news, and music videos. In addition, we believe that there is significant demand in the financial services sector for wireless access to analyst calls, morning market calls, and other time-sensitive financial markets news. By partnering with content providers, we plan to offer the ability to view streamed video in real-time on most wireless devices (JAVA phones, PDA’s, and SmartPhones).

Financial Services

Financial markets are open 24 hours a day, five days a week, and are prone to volatility. Financial institutions and professionals are demanding market related information 24 hours a day, seven days a week, as well as cost-effective mobile solutions, in order to increase information visibility, service availability, productivity, risk management, and ultimately, profitability. For these enterprises, we have developed application software products that deliver in real-time information that may be required by professionals in the finance sector, including traders, risk managers, investment bankers and stock brokers. Such information takes the form of live market data and news, proprietary data and risk systems, research, internal Web casts, as well as trade execution and regulatory compliance. With the convergence of technologies, devices, connectivity, availability and pricing, there is now an opportunity to deliver financial and business data services in a wireless format, which meets the needs of the end users in both the professional and retail space.

In the wireless data market place, there are many technology companies providing solutions. However, we believe most of these providers lack an accurate understanding of their customers’ requirements, resulting in the following flaws:

•	Technology driven. Many technology companies provide their clients with complex technology products rather than solutions that meet their unique requirements – ease-of-use, timely data and reliability.

•	Single technology delivery. Most technology companies offer only one common technology to deliver such data, whereas varying types of data requires different modes of delivery.

•	Narrow products. Competitors offer narrow products rather than robust and customer-driven products. These narrow products are designed to meet only specific requirements, leaving the customer to cobble together an array of products on varying platforms to replicate the workplace environment.

As an alternative, we offer financial services companies the following products and services:

Sona Mobile Markets™

Sona Mobile Markets™ is a suite of application software programs that we believe meets the needs of trading, corporate finance and research professionals in the financial services industry. This suite provides real-time market data, quotes, graphs, portfolios, watch lists, news and trading transactions for the financial marketplace. Sona Mobile Markets™ is an ‘‘out-of-the-box’’ product enabling mobile access to business-critical information previously only available to financial market professionals on the trading floor. This product serves as an access point for a full array of financial services comprised of carefully selected technologies, including real-time streaming of prices, up-to-the-second news, market analysis, research and more, all combined into one device and benefiting from complete synergy with a user’s workplace systems. While Sona Mobile Markets™ currently targets the financial services market, we believe that it can rapidly be modified to deliver content to different markets.

Sona TransAct™

Sona TransAct™ is an application software program that allows wireless device users to perform look-up functions and process transactions in a secure environment. TransAct’s primary function is to enable traders to execute trades in real-time from their wireless devices. However, we believe that this application program can be modified to enable any type of wireless transaction (wireless payments, interacting with corporate systems, etc.).

Enterprise Software

Our wireless enterprise software products allow mobile workers to access all their critical applications from handheld devices and interact with enterprise data systems from anywhere. Whether involving replication of corporate help desk software, capturing inspection data or transmitting any proprietary programs and information, we believe that our wireless enterprise application software products make working outside the office simple and efficient.

The emergence of a new generation of mobile computers has compelled enterprises to deploy mobile applications software in many areas. Mobile employees can access enterprise data and applications and transact with them while in the field, providing increased efficiency, productivity, employee satisfaction, and responsiveness.

We believe that our software products can be seamlessly integrated with existing infrastructure and create efficiency gains by allowing employees in the field to spend less time on administrative tasks as follows:

•	User interface features such as pre-populated fields, check-boxes and selectable menus reduce time requirements;

•	Data is captured once and transmitted to a central repository immediately via a wireless data connection or through an end-of-day synchronization;

•	Client history or site information may be pre-loaded for reference for faster response; and

•	Custom features are easily incorporated into any application, including scheduling, route planning and employee visibility.

CallMaster™

Sona Mobile has partnered with Alcatel and the power of their My Teamwork™ conferencing and collaboration solution, to create CallMaster™ a unique standards-based mobile application. We believe CallMaster™ provides call initiation, conferencing and collaboration capabilities across any network and from any location while retaining the convenience and ubiquitous access of the mobile device.

Sona Mobile Workflow and Mobile Forms™

This application software allows organizations with mobile workers to capture data anywhere utilizing PDA’s, Rugged PDA’s and SmartPhones instead of entering data into paper based forms or on costly industrial notebook computers on a regular basis with a need to update enterprise databases. Sona Mobile Forms™ allows companies to simplify the process of building mobile electronic forms for hand-held devices effortlessly. This application eliminates the cumbersome effort of transferring traditional paper based forms into electronic formats across Palm, Pocket PC, RIM Blackberry or Tablet PC platforms.

Sona Service Desk™

As an example of the modular flexibility of our technology, we have combined the Mobile Workflow™, Sona TransAct™ and our Mobile Array Technology™ software to launch our mobile customer relations manager and Help Desk™/ Service Desk™ software applications. We believe that these new programs extend the functionality of market leading trouble management and sales force automation software packages like Remedy, Peregrine, salesforce.com and Siebel software to RIM Blackberry, Symbian and Pocket PC devices.

We believe that Sona Service Desk™ provides the mobile foundation for an integrated, ‘‘end-to-end’’ approach to information technology service management. This product wirelessly enables a mobile work force to submit, monitor, and manage help desk cases, change tasks, and asset and inventory records. Sona Service Desk™ also indicates which business services are impacted by a given incident or problem by sending trouble tickets to your wireless device of choice. Sona Service Desk™ allows the user to determine priorities based on business needs and respond within seconds to address those priorities.

We believe that the benefits Sona Service Desk™ can offer include the following:

•	Increases the adoption of Help Desk features for better trouble shooting;

•	Improves productivity and effectiveness of field service representatives;

•	Improves the product data quality for forecasting, ordering, performance evaluation and customer service requests; and

•	Is scalable and adaptable to customer requirements.

Sona Service Desk™ takes the capabilities of the enterprise’s ‘‘help desk’’ software and builds a tailored interface for the wireless handheld device of choice. This product is designed for the real world and seamlessly delivers the applications of an enterprise to wireless devices in a personalized fashion. We believe that this product minimizes downtime and maximizes productivity. With Sona Service Desk™, information technology staff can wirelessly access the same help desk they know and use in their office from wherever they may be located. By using our multi-threading technology, users can run Mobile Help Desk in the background while accessing other key information and applications on their wireless devices, such as short messaging services (‘‘SMS’’), e-mail and voice services.

SalesMaster™

Sona’s SalesMaster™ application software is designed to give sales executives mobile access to their sales force automation application (‘‘SFA’’). Our product is built on the SWP and we believe it will easily integrate into the most widely used SFA/CRM systems – be it hosted / on-demand or deployed, including salesforce.com, Siebel (in prototype) and NetSuite (in prototype).

We recognize the value in mobilizing business processes, rather than simply mobilizing applications. Whereas most of our competitors approach mobilizing SFA from a pure ‘‘mobilize the application’’ perspective, we approach mobilizing SFA from a business process perspective, with the aim of creating a product that addresses all of the needs of the mobile sales executive, some of which are addressed by particular SFA applications. Our SalesMaster™ product is device agnostic, has on-line and off-line capabilities, integrates seamlessly to back-end systems and is easy to install and manage.

Technology

We provide ‘‘end-to-end’’ wireless software products to our customers. Our products rely on standards-based, proprietary Java 2 Enterprise Edition (‘‘J2EE’’)-based SWP, Applications Programming Interfaces (‘‘API’’), Software Developer Kit (‘‘SDK’’) and SonaSlim™ Client Plug-ins to provide ‘‘end-to-end encryption,’’ avoiding the need to decrypt and re-encrypt sensitive data, as is required by competing technologies. We believe that this ‘‘direct connect’’ approach, using ‘‘slim’’ client technology, dramatically increases application security and speed, thus enhancing the customer experience.

The SWP platform is deliverable to partners as a ‘‘plug-and-play’’ system that includes all necessary hardware and software. We believe that the SWP platform is configured to our clients’ needs and integrates seamlessly with legacy systems and all content and presentation requirements, notably:

•	Wireless connection with existing terrestrial networks with no fundamental changes to back-end systems;

•	API Integration to any back-end trading, billing or other legacy systems;

•	API Integration to most third party systems or applications (profiling, IM, chat, CRM, etc.);

•	Integration of any defined content;

•	Creation or modification of required features;

•	Full customization on the terminal side: special features, graphical user interface (GUI), look and feel, etc. We are actively marketing four core wireless building-block products that are built on the SWP. Each of these building blocks is targeted to specific markets; however, each can be modified easily to address similar needs in different markets; and

•	Compatibility with most wireless devices that are Internet enabled.

Incumbent in all of our products is the notion that technological development follows many threads. With the experience of working for and with various mobile networks around the world, we believe that we have an appreciation and understanding of what network operators require. As a result, our software products are designed to be ‘network friendly’, only transposing necessary data, i.e. changes, updates etc., which we believe results in a lower cost of ownership and a better utilization of network resources and bandwidth.

Our expertise has earned us the 2004 Frost & Sullivan Award for Technology Innovation of the Year for the SWP, version 2.5 and the Sona Mobile Markets™ product set as well as accreditation by RIM, Microsoft, Palm Source, National Software Testing Laboratory (‘‘NSTL’’), BMC Software, Vodafone, O2, and Cingular.

Sales and Marketing

We market our products to some of the leading casino, race track and cruise ship operators, as well as mid and large size enterprises in data intensive verticals, including the financial services and insurance industries. We use a comprehensive distribution channel strategy in order to penetrate our target markets as rapidly as possible and to reach a significantly high number of users, while seeking to keep resource consumption low. Our channel partners represent an essential component of our sales and marketing strategy. We pursue sales alliances and reseller arrangements within the following categories of businesses:

•	Providers of gaming hardware and content;

•	Cellular telephone operators, who could take SonaMobile Markets™, Sona Mobile TV™ and the SWP to their client bases, satisfying both the needs of their enterprise clients in this vertical space and their own need to increase revenues and usage of data services;

•	IT systems integration and hosting companies – firms that can add our products to their integration services in their geographic regions;

•	Wireless device marketing and distribution companies;

•	Hardware and operating systems software vendors;

•	Vertical specific channel companies having significant client bases and brands in the financial services vertical space; and

•	Technology providers.

We cannot assure you that our marketing and sales efforts will result in definitive business arrangements with any of these companies or if we do enter into any such arrangements, that such arrangements will be advantageous or profitable for us.

During the nine month period ended September 30, 2007, three customers collectively comprised 75% of our revenue. During 2006 and 2005, three customers collectively comprised approximately 60% and 70%, respectively in each year, of our revenue. Since revenues are derived in large part from single projects, we bear some credit risk due to a high concentration of revenues from individual customers. In 2006, 60% of total revenues were generated from customers individually representing over 10% of total revenue. In 2005, 91% of total revenues were generated from customers individually representing over 10% of total revenue.

Product Development Strategy

We seek to operate according to the stringent requirements for providing secure execution of real time transactions over wireless delivery systems. We have developed implementation processes and procedures that we believe surpass requirements of the typical business environment in our target vertical markets. Our strategy seeks to deliver our software products worldwide in a flexible architecture. This flexible approach allows clients to select the approach best suited to them. We have combined a straightforward installation process with a hosting capability we believe to be world class. Our solutions are supported by industry leading systems integrators and support teams.

Our products undergo rigorous stress-testing and quality assurance cycles internally before deployment. We also seek to have our business and technology partners measure the SWP by their own standards. To validate this philosophy, the SWP has been submitted to several quality assurance procedures. In 2004, Vodafone contracted NSTL (Philadelphia, PA, USA) to analyze and accredit the SWP’s performance on the Vodafone wireless data network as well as RIM devices. Having successfully completed this process, we were the first third party software vendor accredited on the Vodafone network and on RIM devices.

The distribution of gaming products and the conduct of gaming operations are subject to extensive regulation by various domestic and foreign gaming authorities. Our gaming devices and related software are subject to independent testing prior to approval for each jurisdiction in which we plan to do business    On March 1, 2007 we received GLI certification of the Casino on Demand™ Wireless Gaming System for use with Shuffle Master’s Three Card Poker® game under the GLI-26 ‘‘Wireless Gaming Systems Standards.’’ We believe that we are the first company in the world to receive GLI certification for a wireless gaming system based on random number generation technology, a key component in many casino products including automatic card shufflers, slot machines and multi-player table games. The certification covers use of our system with Shuffle Master’s Three Card Poker® game and will allow us and our strategic alliance partner Shuffle Master to deploy and operate wireless gaming systems in a variety of domestic and international jurisdictions. Additional regulatory approval in some jurisdictions may be required. The Company and Shuffle Master plan for additional games to be GLI certified for use with the system, including Shuffle Master’s proprietary Ultimate Texas Hold’em™, Dragon Bonus® Baccarat, Let It Ride Bonus® and other Shuffle Master titles, as well as public domain and non-proprietary games.

In early 2005, PalmSource, Inc., the developer of the Palm OS mobile device operating system, requested that Sona Mobile Markets™ be tested and accredited for performance on wirelessly enabled Palm devices. This application program was tested and approved for distribution to Treo users. Upon successful completion of an in-house accreditation procedure, our products were approved for usage on the Cingular Wireless data network. Most recently, Sona Mobile Help Desk™, a trouble ticketing application for BlackBerry devices based on the Remedy application, has been submitted for accreditation by BMC Software’s third party testing contractor, Product Quality Partners, Inc. (Pleasanton, CA, USA). Sona’s BlackBerry module passed the Quality Assurance test and has been officially endorsed by BMC Software.

We are committed to deploying software products that surpass not only industry standards for performance and resilience, but also meet the expectations of our partners through independent testing and verification. We believe that this distinguishes us from competing wireless software providers.

With production proven installation processes, installing our SWP can be done by the client. The installation processes are documented in our Installation Guides with easy to follow steps and testing procedures.

Competition

We compete in the highly competitive business of wireless enterprise application software, mobile and wireless telecommunications, systems integration and professional services. The competition is from a broad range of both large and small domestic and international corporations. Most of our competitors have far greater financial, technical and marketing resources than we do.

In the mobile gaming and entertainment industry, our competition includes but is not limited to, Cantor Gaming, Diamond I, FortuNet, International Game Technology, Gametech International, and Phantom Fiber Corporation. In the enterprise and financial services sector, our competitors include @Hand Corp, Dexterra, Defywire, Sybase, Infowave Systems and Novarra.

We believe that our principal competitive advantages are our partners, our focus and our expertise. We are focused on wireless applications based on our broad understanding of wireless technology and how best to leverage such technology to create new revenue streams for our customers and increase their productivity and efficiency. The competitive factors important to us are our technology, development and engineering expertise, subject matter expertise, customer support, distribution channel and customer relationships. Industry competitive factors include, but are not, limited to, technology, engineering capability, customer support, breadth and depth of strategic relationships, financial condition, and marketing initiatives. We seek to leverage the quality of our development team, the depth and breadth of our customer relationships, and our ability to respond quickly to change and respond in order to be competitive and successful.

Research and Development

We maintain our research and development operations in Toronto, Canada and Boulder, Colorado. At January 15, 2008, we employed 24 persons in research and development and engineering. We find it advantageous to have the majority of our research and development activities in Toronto due to the abundance of available, affordable and talented software engineers. Total costs incurred in research and development amounted to $1,382,995 for the nine month period ended September 30, 2007 and $2,002,121 and $894,287 for the years ended December 31, 2006 and 2005, respectively.

Regulatory & Legal Environment

General

The manufacture, sale and distribution of gaming devices, equipment and related gaming software is subject to federal, state, tribal and local regulations in the United States and foreign jurisdictions. While the regulatory requirements vary from jurisdiction to jurisdiction, the majority of these jurisdictions require licenses, registrations, permits, findings of suitability, documentation of qualification including evidence of financial stability and/or other required approvals for companies who manufacture and distribute gaming equipment, as well as the individual suitability or licensing of officers, directors, major shareholders and key employees. Laws of the various gaming regulatory agencies generally serve to protect the public and ensure that gaming related activity is conducted honestly, competitively, and free of corruption.

We and our key personnel have obtained gaming licenses in the state of Nevada as a Manufacturer (Manufacturer of Gaming Devices or Equipment), Distributor (Distributor of Gaming Devices or Equipment) and Mobile Operator (Operator of a Mobile Gaming System). We have never been denied a gaming related license, nor have any licenses been suspended or revoked. We are not yet licensed as a company in other jurisdictions, however we have applied or will be applying for licenses in jurisdictions where we plan to do business and licensing is required. Our gaming equipment system is not yet licensed in any specific gaming jurisdictions, however we received Gaming Labs International ‘‘GLI’’ certification in 2007 for our Wireless and Server-based Gaming System for use with Shuffle Master’s Three Card Poker® game under the GLI-26 ‘‘Wireless Gaming Systems Standards’’, as well as GLI-13 approval for on-line monitoring and control systems, GLI-16 approval for cashless systems in casinos, GLI-21 approval for its server-based gaming platform. In November 2007, three additional games, Baccarat, Blackjack and Roulette were also approved by GLI for use with our system. This certification allows us to market and distribute our products in jurisdictions, as well as to cruise ship lines, where additional regulatory licensing may not be required.

Nevada Regulation

The manufacture, sale and distribution of gaming devices in Nevada or for use outside Nevada are subject to the Nevada Gaming Control Act and the regulations of the Nevada Gaming Commission (‘‘NV Commission’’), and the State Gaming Control Board (GCB), and the local laws, regulations and ordinances of various county and municipal regulatory authorities (collectively referred to as the Nevada gaming authorities). These laws, regulations and ordinances primarily concern the responsibility, financial stability and character of gaming device manufacturers, distributors and operators, as well as persons financially interested or involved in gaming operations. The manufacture, distribution and operation of gaming devices require separate licenses. The laws, regulations and supervisory procedures of the Nevada gaming authorities seek to (i) prevent unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity, (ii) establish and maintain responsible accounting practices and procedures, (iii) maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada gaming authorities, (iv) prevent cheating and fraudulent practices, and (v) provide a source of state and local revenues through taxation and licensing fees. Changes in these laws, regulations, procedures, and judicial or regulatory interpretations could have an adverse effect on our gaming operations.

Our licenses require the periodic payment of fees and taxes and are not transferable. Each type of machine we sell in Nevada must first be approved by the NV Commission and may require subsequent machine modification.

We are registered with the NV Commission as a publicly traded corporation and are required periodically to submit detailed financial and operating reports to the NV Commission and to furnish any other information that the NV Commission may require. Our officers, directors and key employees who are actively engaged in the administration or supervision of gaming and/or directly involved in gaming activities of our licensed gaming subsidiaries may be required to file applications with the Nevada gaming authorities and may be required to be licensed or found suitable by them. Officers, directors and certain key employees of our licensed gaming subsidiaries must file applications with the Nevada gaming authorities and may be required by them to be licensed or found suitable. It is our policy to pay all costs of the GCB investigations that are related to our officers, directors or employees.

The Nevada gaming authorities may investigate any individual who has a material relationship or involvement with us, or any of our licensed gaming subsidiaries in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. The Nevada gaming authorities may deny an application for licensure or finding of suitability for any cause deemed reasonable. A finding of suitability is comparable to licensing and both require submission of detailed personal and financial information followed by a thorough background investigation. The applicant for licensing or a finding of suitability must pay all costs of the investigation. We must report changes in licensed positions to the Nevada gaming authorities. The Nevada gaming authorities may disapprove any change in position by one of our officers, directors or key employees, or require us to suspend or dismiss officers, directors or other key employees and sever all relationships with such persons, including those who refuse to file appropriate applications or whom the Nevada gaming authorities find unsuitable to act in such capacities. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

We are required to submit detailed financial and operating reports to the NV Commission. If it were determined that any Nevada gaming laws were violated by us or any of our licensed gaming subsidiaries, our gaming licenses could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, our licensed gaming subsidiaries and any persons involved may be subject to substantial fines for each separate violation of the Nevada gaming laws at the discretion of the NV Commission. The NV Commission also has the power to appoint a supervisor to operate our gaming properties and, under certain circumstances, earnings generated during the supervisor’s appointment could be forfeited to the State of Nevada. The limitation, conditioning or suspension of our gaming licenses or the appointment of a supervisor could (and revocation of our gaming licenses would) materially and adversely affect our gaming operations.

The NV Commission may require any beneficial holder of our voting securities, regardless of the number of shares owned, to file an application, be investigated, and be found suitable, in which case the applicant would be required to pay all of the costs and fees of the GCB investigation. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership, or trust, it must submit detailed business and financial information including a list of beneficial owners. Any person who acquires more than 5% of our voting securities must report this to the NV Commission. Any person who becomes a beneficial owner of more than 10% of our voting securities must apply for a finding of suitability within 30 days after the chairman of the GCB mails the written notice requiring this filing.

Under certain circumstances, an Institutional Investor, as this term is defined in the NV Commission regulations, which acquires more than 10%, but not more than 15%, of our voting securities may apply to the NV Commission for a waiver of these finding of suitability requirements, provided the institutional investor holds the voting securities for investment purposes only. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of its business and not for the purpose of causing, directly or indirectly (i) the election of a majority of our board of directors, (ii) any change in our corporate charter, bylaws, management, policies or operations, or (iii) any other action which the NV Commission finds to be inconsistent with holding our voting securities for investment purposes only. The NV Commission considers voting on all matters voted on by shareholders and the making of financial and other informational inquiries of the type normally made by securities analysts, and such other activities as the NV Commission may determine, to be consistent with holding voting securities for investment purposes only. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of the GCB investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the NV Commission or the chairman of the GCB may be found unsuitable. The same restrictions apply to a record owner who fails to identify the beneficial owner, if requested to do so. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond that period of time as may be prescribed by the NV Commission may be guilty of a criminal offense. We are subject to disciplinary action, and possible loss of our approvals, if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or any of our licensed gaming subsidiaries, we (i) pay that person any dividend or interest upon our voting securities, (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) give remuneration in any form to that person, for services rendered or otherwise, or (iv) fail to pursue all lawful efforts to require the unsuitable person to relinquish his voting securities for cash at fair market value. Additionally, the Clark County authorities have taken the position that they have the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming licensee

The NV Commission may, in its discretion, require the holder of any of our debt securities to file an application, be investigated and be found suitable to own any of our debt securities. If the NV Commission determines that a person is unsuitable to own any of these securities, then pursuant to the Nevada gaming laws, we can be sanctioned, including the loss of our approvals, if without prior NV Commission approval, we: (i) pay to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognize any voting right by the unsuitable person in connection with these securities; (iii) pay the unsuitable person remuneration in any form; or (iv) make any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada gaming authorities at any time. If any of our securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada gaming authorities. A failure to make this disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The NV Commission has the power at any time to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada gaming laws and the regulations of the NV Commission. To date, the NV Commission has not imposed this requirement on us.

We may not make a public offering of our securities without the prior approval of the NV Commission if the securities or their proceeds are intended to be used to construct, acquire or finance gaming facilities in Nevada, or retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation, or approval by the NV Commission or the GCB as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

Changes in control through merger, consolidation, acquisition of assets or stock, management or consulting agreements or any act or conduct by a person whereby he obtains control, may not occur without the prior investigation of the GCB and approval of the NV Commission. Entities seeking to acquire control of us must satisfy the GCB and the NV Commission in a variety of stringent standards prior to assuming control. The NV Commission may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect Nevada gaming licensees, and publicly-traded corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The NV Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the NV Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. Nevada’s gaming laws and regulations also require prior approval by the NV Commission if we were to adopt a plan of recapitalization proposed by our board of directors in opposition to a tender offer made directly to our shareholders for the purpose of acquiring control of us.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the cities and counties where our subsidiaries conduct operations. Depending on the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually. Annual fees are payable to the State of Nevada to renew our licenses as a manufacturer, distributor, and operator of a slot machine route. Nevada gaming law also requires persons providing gaming devices in Nevada to casino customers on a revenue participation basis to pay their proportionate share of the taxes imposed on gaming revenues generated by the participation gaming devices.

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively referred to as licensees), and who proposes to participate in the conduct of gaming operations outside of Nevada is required to deposit with the GCB, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the GCB of the licensee’s participation in foreign gaming. This revolving fund is subject to increase or decrease at the discretion of the NV Commission. As a licensee, we are required to comply with certain reporting requirements imposed by the Nevada gaming laws. We are also subject to disciplinary action by the NV Commission if we knowingly violate any laws of the foreign jurisdiction pertaining to our foreign gaming operation, fail to conduct our foreign gaming operations in accordance with the standards of honesty and integrity required of Nevada gaming operations engage in any activity or enter into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada, engage in any activity or enter into any association that interferes with the ability of the State of Nevada to collect gaming taxes and fees, or employ, contract with or associate with any person in the foreign gaming operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability, or who has been found guilty of cheating at gambling.

Other Jurisdictions

Each of the other jurisdictions in which we do business requires various licenses, permits and approvals in connection with the manufacture and/or distribution of gaming devices typically involving restrictions similar in many respects to those of Nevada.

Federal United States Registration

The Federal Gambling Devices Act of 1962 (the Act) makes it unlawful for a person to manufacture, transport, or receive gaming machines, gaming devices or components across interstate lines unless that person has first registered with the Attorney General of the US Department of Justice. We are so registered and must renew our registration annually. In addition, gambling device identification and record keeping requirements are imposed by the Act. Violation of the Act may result in seizure and forfeiture of the equipment, as well as other penalties. We have complied with the registration requirements of the Act.

Native American Gaming Regulation

Gaming on Native American lands is governed by federal law, tribal-state compacts, and tribal gaming regulations. The Indian Gaming Regulatory Act of 1988 (IGRA) provides the framework for federal and state control over all gaming on Native American lands and is administered by the National Indian Gaming Commission (the NIGC) and the Secretary of the US Department of the Interior. IGRA requires that the tribe and the state enter into a written agreement, a tribal-state compact, which governs the terms of the gaming activities. Tribal-state compacts vary from state-to-state and in many cases require equipment manufacturers and/or distributors to meet ongoing registration and licensing requirements. In addition, tribal gaming commissions have been established by many Native American tribes to regulate gaming related activity on Indian lands.

International Regulation

Certain foreign countries permit the importation, sale and operation of gaming equipment in casino and non-casino environments. Some countries prohibit or restrict the payout feature of the traditional slot machine or limit the operation and the number of slot machines to a controlled number of casinos or casino-like locations. Each gaming machine must comply with the individual country’s regulations. Certain jurisdictions require the licensing of gaming machine operators and manufacturers.

Intellectual Property

Our success and ability to compete effectively are dependent in part upon our proprietary technology. We rely on a combination of copyright, provisional patent applications, trademark and trade secret laws, as well as nondisclosure agreements and other contractual restrictions, to establish and protect our proprietary rights.

Employees are required to execute confidentiality and non-use agreements that transfer any rights they may have in copyrightable works or patentable technologies to us. In addition, prior to entering into discussions with potential business partners or customers regarding our business and technologies, we generally require that such parties enter into nondisclosure agreements with us. If these discussions result in a license or other business relationship, we also generally require that the agreement setting forth the parties’ respective rights and obligations include provisions for the protection of our intellectual property rights. For example, the standard language in our agreements provides that we retain ownership of all patents and copyrights in our technologies and requires our customers to display our copyright and trademark notices, where feasible and appropriate.

‘‘Sona’’ is a registered trademark of ours. We have filed a patent application on the Sona MediaPlayer™ for Blackberry®, however, we may not be successful obtaining the patent for which we have applied. In addition, pending provisional patents may not provide us with any competitive advantages and may be challenged by third parties. They may also not result in issued patents. Our practice is to affix copyright notices on our software and product literature in order to assert copyright protection for these works.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to duplicate aspects of our products or to obtain and use information that we regard as proprietary. Our steps to protect our proprietary technology may not be adequate to prevent misappropriation of such technology, and may not preclude competitors from independently developing products with functionality or features similar to our products. If we fail to protect our proprietary technology, our business, financial condition and results of operations could be harmed significantly.

Companies in the software and wireless application services and wireless industries have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of others’ proprietary rights. From time to time, we have received, and may receive in the future, notice of claims of infringement of others’ proprietary rights. Any such claims could be time-consuming, result in costly litigation, divert management’s attention, cause product or service release delays, require us to redesign our products or services or require us to enter into royalty or licensing agreements. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could suffer.

Employees

At January 15, 2008, we had 32 full-time employees. Approximately 4 of our employees are engaged in sales and marketing, 5 are engaged in executive management, finance and administration, and 23 in engineering and development. No employees are covered by a collective bargaining agreement. We believe that we have a good relationship with all of our employees.

Properties

We lease a total of approximately 8,000 square feet of office space for sales, support, research and development, accounting and administrative functions. Of this total, we lease

•	approximately 3,100 square feet in Toronto, Canada for sales, research and development, administrative and accounting functions under a lease expiring in February 2012, at an annual rental of approximately $115,000, subject to escalation for our pro rata share of realty taxes and operating expenses of the building. Under the lease agreement there is a gross free rent period for the first 6 months of the lease;

•	approximately 4,800 square feet of office space in Boulder, Colorado for research and development under a lease expiring in September 2010, at annual rental of approximately $120,000, subject to escalation for our pro rata share of real estate taxes and operating expenses of the building; and

•	approximately 500 square feet in New York, New York, for our corporate headquarters and sales and support functions which we are currently leasing on a short-term basis under a renewable lease which runs to June 2008, at a monthly rent of approximately $10,000. The Company intends to renew its lease on substantially the same terms on a short-term basis when the current lease agreement expires.

In addition, we lease approximately 1,000 square feet in Las Vegas, Nevada, for our corporate apartment which is leased on an annual basis which runs to February 2008, at a monthly rent of approximately $2,300. Our frequent trips to Las Vegas make this lease a cost effective way to house our employees during business trips for meetings with our partner Shuffle Master and in connection with GLI certification of our wireless gaming solution.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and principal position of our executive officers and directors as of January 15, 2008:

Name	Age	Position
Shawn Kreloff	44	Chief Executive Officer, Chairman of the Board and Director
Stephen Fellows	42	Chief Financial Officer
Lance Yu	38	Senior Vice President and Chief Technology Officer
Robert P. Levy	76	Director
M. Jeffrey Branman	52	Director

Shawn Kreloff, 44, was appointed Chief Executive Officer on May 5, 2006. Mr. Kreloff has been our Chairman of the Board and a Director since September 2004. From 2003 to September 2004, and from 2001 to September 2002, he served as a managing director of, and investor in, Jumpstart Capital Partners. From September 2002 to June 2003, Mr. Kreloff was executive vice president of sales, marketing and business development of Predictive Systems, Corp. (Nasdaq: PRDS), a network infrastructure and security consulting company. Mr. Kreloff was a founding investor of Insight First, a company that provides web analytics software, which was sold to 24/7 Media (Nasdaq: TFSM) in 2003. From 1999 to 2002, he served as executive vice president of business development of Opus360 Corporation (Nasdaq: OPUS), as well a founding investor. Opus360 was acquired by Artemis International Solutions (OTC: AMSI) in 2002. From September 2004 to January 2006, Mr. Kreloff served on the board of directors of Secured Services, Inc. Mr. Kreloff also served on the board of directors of Hudson Williams, a computer consulting firm, from 1999 through 2004, when it was acquired by Keynote Systems (Nasdaq: KEYN). From 1996 through 1998 Mr. Kreloff served as founder, Chairman and CEO of Gray Peak Technologies, Inc. Gray Peak was sold to USWEB (Nasdaq: USWB) in 1998 for over $100 Million. Mr. Kreloff holds a BS degree in Operations Management from Syracuse University, 1984.

Stephen Fellows,42, was appointed Chief Financial Officer on May 16, 2006. Mr. Fellows joined Sona Mobile in August 2005 as VP Finance & Corporate Controller. Mr. Fellows joined Sona Mobile from 3Com Corporation where he was Director of Finance of the corporate accounting group in Marlborough, MA. Prior to that, Mr. Fellows spent 5 years as the Director of Finance & Operations of 3Com’s Canadian subsidiary. Mr. Fellows joined 3Com from Pennzoil Corporation where he spent time in the international mergers and acquisitions group in Houston, Texas, as well as four years as controller for Pennzoil Canada. Mr. Fellows holds a Bachelor of Business Administration degree from Wilfrid Laurier University in Waterloo, ON, Canada and earned his Chartered Accountants designation while articling with Arthur Andersen & Company in Toronto.

Lance Yu, 38, has been our Senior Vice President and Chief Technology Officer since our inception in November 2003. From January 2002 through November 2004, he was the Vice President Technology of Sona Innovations, Inc. which was purchased by Sona-Washington from Baldhead Systems, a professional services, web design and business consulting organization based in Toronto, Canada, where he served first as a Senior Project Manager and then as Vice President — Technology.

Robert P. Levy, 76, was appointed to the Board on May 29, 2007. He is the past Chairman of the Board of the Atlantic City Racing Association and served a two-year term from 1989 through 1990 as President of the Thoroughbred Racing Association. Mr. Levy has served as the Chairman of the Board of DRT Industries, Inc., a diversified business based in the Philadelphia metropolitan area, since 1960. Mr. Levy has been a director of Penn National Gaming since 1995. Mr. Levy is also a director of Fasig-Tipton Company, an equine auction company.

M. Jeffrey Branman, 52, is a Managing Director of Hilco Consumer Capital LLC, a private equity firm focused on North American consumer products companies and brands. Prior to joining Hilco in

March 2007, Mr. Branman was the President and owner of Interactive Commerce Partners LLC, a provider of financial advisory services to companies in the interactive commerce technology and content, merchandising, and direct marketing businesses. Mr. Branman founded Interactive Commerce Partners in March 2005. From April 2000 through March 2005, Mr. Branman served as President and founder of Interactive Technology Services, a subsidiary of Comcast Corporation, a developer, manager and operator of broadband cable networks. Interactive Technology Services served as financial advisor to Interactive Technology Holdings, LLC, a joint venture of Comcast Corporation and QVC, Inc. which made venture capital investments in interactive commerce technology and content companies. Portfolio companies, where Mr. Branman served on the board of directors, included GSI Commerce, Inc. [NASDAQ: GSIC], Commerce Technologies, Inc. and Scene7, Inc. From March 1996 to February 2000, Mr. Branman was Senior Vice President Corporate Development of Foot Locker, Inc., a retailer of athletic footwear and apparel, and additionally was Chief Executive Officer of FootLocker.com, the internet and direct marketing subsidiary of Foot Locker from October 1988 to February 2000. Mr. Branman currently serves on the board of directors of GSI Commerce, Inc.

There are no family relationships among our directors or among our executive officers.

Committees of the Board of Directors

Our Board of Directors (the ‘‘Board’’) has established two standing committees to assist it in discharging its responsibilities: the Audit Committee and the Compensation and Nominating Committee.

Audit Committee

The Company has a seperately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). The Audit Committee has approved, adopted and ratified the Audit Committee Charter, a copy of which was included as an appendix to our Proxy Statement filed on October 27, 2005. The Audit Committee was established by the Board for the main purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. Further, the Audit Committee reviews our accounting functions, operations and management, our financial reporting process and the adequacy and effectiveness of our internal controls and internal auditing methods and procedures. The Audit Committee represents the Board in overseeing our financial reporting processes, and, as part of this responsibility, consults with our independent public accountants and with personnel from our internal audit and financial staffs with respect to corporate accounting, reporting, and internal control practices. The Audit Committee recommends to the Board the appointment of our independent public accountants and is responsible for oversight of our independent public accountants. During 2006 and until June 12, 2007, the members of the Audit Committee were M. Jeffrey Branman and Paul C. Meyer. The current members of the Audit Committee are M. Jeffrey Branman (Chairman) and Robert P. Levy. The Audit Committee held six meetings during fiscal 2006.

Audit Committee Financial Expert

The Board has determined that M. Jeffrey Branman qualifies as an ‘‘audit committee financial expert,’’ as defined in Item 401(e)(1) of Regulation S-B, and is independent for purposes of Item 401(e)(1) (ii) of Regulation S-B.

Compensation and Nominating Committee

The Company has a seperately-designated Compensation and Nominating Committee. The Compensation and Nominating Committee has approved, adopted and ratified the Compensation and Nominating Committee Charter, a copy of which was included as an appendix to our Proxy Statement filed on October 27, 2005. The function of the Compensation and Nominating Committee is to review and recommend the compensation and benefits payable to our officers and directors, review general policy matters relating to employee compensation and benefits and administer our various stock option plans and other incentive compensation arrangements. The Committee will also seek to identify individuals qualified to become members of the Board and make recommendations to the Board of nominees to be elected by stockholders or to be appointed to fill vacancies on the Board. During 2006 and until June 12, 2007, the members of the Compensation and Nominating Committee were M. Jeffrey Branman and Paul C. Meyer. The current members of the Compensation and Nominating Committee are Robert P. Levy (Chairman) and M. Jeffrey Branman. The Compensation and Nominating Committee held five meetings during the fiscal year ended 2006.

Director Independence

Each of M. Jeffrey Branman and Robert P. Levy are independent directors under the independence standards of the NASDAQ Stock Market (Rule 4200(a)(15)).

Code of Ethics

Our Board has adopted a Code of Ethics, which remains in effect. The Code applies to all of our employees and certain provisions of the Code are particularly directed to our Chief Executive Officer, our Chief Financial Officer and financial managers. The Code provides written standards that we believe are reasonably designed to deter wrongdoing and promote: (1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interests between personal and professional relationships; (2) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with or submit to the SEC or in other public communications we make; (3) compliance with applicable laws, rules and regulations; (4) prompt reporting of internal violations of the code; and (5) accountability for the adherence to the Code. A copy of the Code of Ethics is available in print to any stockholder who requests it, by writing to the Company’s Secretary, Sona Mobile Holdings Corp., 245 Park Avenue, New York, NY 10167.

EXECUTIVE COMPENSATION

The following table provides certain summary information concerning the compensation earned for services rendered to us in all capacities during each of the fiscal years indicated by the persons who served as our Chief Executive Officers, Chief Financial Officer and our Senior Vice President-Chief Technology Officer during the fiscal year ended December 31, 2006. No other executive officer earned salary and bonus in excess of $100,000 during the fiscal year ended December 31, 2006. See ‘‘Certain Relationships and Related Transactions and Director Independence’’ for information as to consulting fees paid and options granted to certain officers during the fiscal year ended December 31, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(9) ($)	Options Awards(10) ($)	All Other Compensation ($)		Total ($)
Shawn Kreloff	2006	159,769	—	—	872,500	—		1,032,269
President and Chief Executive Officer(1),(2)	2005	9,808	—	—	185,250	140,808	(6)	335,866
Lance Yu	2006	176,420	—	—	—	8,997	(7)	185,417
Senior Vice President – Chief Technology Officer(3)	2005	137,946	—	—	111,150	5,453	(7)	254,549
John Bush	2006	210,348	—	—	—	136,350	(8)	346,698
Former Chief Executive Officer(4)	2005	190,479	—	—	64,960	106,666	(8)	362,105
Stephen Fellows	2006	138,948	—	37,333	78,350	—		254,631
Chief Financial Officer(5)	2005	38,691	—	—	37,050	—		75,741

(1)	On August 28, 2006, the Company entered into an Employment Agreement with Shawn Kreloff for his services as President and Chief Executive Officer of the Company, which agreement expires on December 31, 2009. The Employment

Agreement provides for an annual salary of $170,000, or such higher amount as the Board may determine, and an annual bonus based upon the achievement of targets established by the Board. Pursuant to the Employment Agreement, following the Company’s 2006 Annual Meeting of Stockholders, Mr. Kreloff was granted an option to purchase 3,000,000 shares of Common Stock. In the event his employment terminates involuntarily without Cause (as defined in the Employment Agreement), Mr. Kreloff will receive a severance payment equal to one year’s salary and benefits. In addition, the Employment Agreement includes a one-year post-employment, non-competition provision.
(2)	Mr. Kreloff was appointed Chairman in September 2004 and President and Chief Executive Officer in May 2006 when Mr. Bush resigned. Mr. Kreloff was not paid any fees in his capacity as a director in either 2005 or 2006.
(3)	Mr. Yu has served as our Senior Vice President and Chief Technology Officer since our inception in November 2003.
(4)	Mr. Bush served as our President and Chief Executive Officer from November 12, 2003 (inception) to May 5, 2006. On July 17, 2006, we entered into a Mutual Separation Agreement and a Consulting Agreement with Mr. Bush. See ‘‘Certain Related Party Transactions’’ for information regarding the aforementioned agreements.
(5)	Mr. Fellows served as our Vice President-Finance & Corporate Controller from August 2005 until May 2006 when he was appointed as our Chief Financial Officer.
(6)	Represents payment of consulting fees earned and paid in 2005. From April 19, 2005 to October 31, 2005 consulting fees were incurred at $20,000 per month and decreased to $12,500 for the month of November 2005. As of December 1, 2005, the Consulting Agreement ended and Mr. Kreloff was hired as a full-time employee at an annual salary of $150,000.
(7)	Represents payment of a vehicle expense allowance.
(8)	For 2006, represents payment of $83,851 for consulting fees earned in 2004 and paid in 2006, as well as consulting fees of $52,500 earned and paid in 2006 under his post-separation Consulting Agreement. For 2005, represents consulting fees earned in 2004, but paid in 2005.
(9)	The amount of the restricted stock awards is calculated based on the closing market price on the date the restricted stock was granted.
(10)	The option awards amount is based on the total dollar value of the option grants calculated using the Black-Scholes valuation method and the variables which were used to determine the gross option value for financial statement reporting purposes pursuant to FAS 123(R).

Outstanding Equity Awards at 2006 Fiscal Year-End

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Shawn Kreloff	166,666	83,334	(1)	n/a	1.60	10/12/2010	n/a	n/a	n/a	n/a
Stephen Fellows	33,334	16,666	(1)	n/a	1.60	10/12/2010	n/a	n/a	n/a	n/a
Lance Yu	100,000	50,000	(1)	n/a	1.60	10/12/2010	n/a	n/a	n/a	n/a
Shawn Kreloff	—	500,000	(2)	n/a	0.70	7/13/2016	n/a	n/a	n/a	n/a
Shawn Kreloff	—	3,000,000	(3)	n/a	0.63	10/2/2016	n/a	n/a	n/a	n/a
Stephen Fellows	83,333	166,667	(4)	n/a	0.70	7/13/2016	17,777	6,666	n/a	n/a

(1)	Options granted on October 13, 2005. One-third of these options vested immediately on the date of grant, one-third vested on September 30, 2006 and the remaining one-third of these options will vest on September 30, 2007.
(2)	Options granted on July 13, 2006. These options will vest in three equal annual installments over a three-year period on each anniversary date of the grant with vesting commencing July 13, 2007 and ending on July 13, 2009.
(3)	Options granted on October 2, 2006. These options will vest in three equal annual installments over a three-year period on each anniversary date of the grant with vesting commencing on July 13, 2007 and ending on July 13, 2010.
(4)	Options granted on July 13, 2006. One-third of these options vested on the date of grant. Two-thirds of these options will vest in two equal annual installments over a two-year period on the anniversary date commencing July 13, 2007 and ending July 13, 2008.

Compensation of Directors

On July 19, 2005, our Board adopted a new compensation plan for directors, which was amended on August 3, 2006 and again on September 29, 2006. Under the new plan, each of our independent directors receives a quarterly payment of $1,250, plus $250, together with reimbursement for actual out-of-pocket expenses, for each Board meeting attended in person, and $125 for each Board meeting attended telephonically. Each independent director also receives a grant of 40,000 shares of restricted stock (of which 20,000 shares will vest immediately and 20,000 will vest on the first anniversary of such person’s election to the Board), under the new plan, immediately upon his or her election or appointment to the Board. Further, each non-employee director receives an annual option to purchase such number of shares of Common Stock having a value equal to approximately $40,000, with the number of shares determined based upon the trading price of the Common Stock on the date of grant, which option will vest in equal quarterly installments over a one-year period and will be exercisable for a period of ten years from the date of grant or within two years after the director ceases to serve as a director of the Company, whichever is earlier.

In addition, the Chairmen of the Audit Committee and the Compensation and Nominating Committee each receive an annual fee of $1,000 payable in equal quarterly installments. Each member of the Audit Committee and the Compensation and Nominating Committee receive $250, together with reimbursement for actual out-of-pocket expenses, for each committee meeting attended in person and $125 for each committee meeting attended telephonically, unless the committee meeting immediately precedes or follows a Board meeting, in which event they will receive $150 for attending the committee meeting in person and $75 if they attend the committee meeting telephonically. In addition, any Chairman of the Audit Committee who is also designated as an audit committee ‘‘financial expert’’ will receive a grant of 60,000 shares of restricted stock (of which 30,000 shares will vest immediately and 30,000 will vest on the first anniversary of such person’s appointment), under the new plan, immediately upon his or her election or appointment to the Board.

The following table provides certain summary information concerning the compensation earned by all current and former directors (other than those named as executive officers above) for services rendered to us during the fiscal year ended December 31, 2006.

Director Compensation

Name	Fees Earned or paid in Cash(1) ($)	Stock Awards(2) ($)	Options Awards(3) ($)	All Other Compensation(4) ($)	Total ($)
Paul C. Meyer	4,125	61,600	27,538	—	93,263
M. Jeffrey Branman	2,625	49,000	23,813	—	75,438
Michael Fields	1,750	19,600	24,040	—	45,390
Bryan Maizlish	7,375	61,600	—	20,000	88,975
Frank J. Fanzilli, Jr.	4,875	—	—	35,000	39,875
Joseph V. Vittoria	3,375	—	—	—	3,375
Michael P. Castellano	4,400	—	—	—	4,400

(1)	Consist of fees earned as director fees, including annual Board member and committee chairmen fees plus fees paid for Board meetings and committee meeting attendance as per the director compensation plan.
(2)	Restricted shares granted to director vest 50% on the date of grant and 50% on the first anniversary of his or her appointment to the Board.
(3)	Each external director including Paul C. Meyer, M. Jeffery Branman, and Michael Fields was granted a total of 80,000 stock options, during fiscal 2006, under the 2006 Incentive Plan for an aggregate of 240,000 stock options, of which all where outstanding as at the end of fiscal 2006. Valuation of the stock options grants is based on the total dollar value of the option grants calculated using the Black-Scholes valuation method and the variables which were used to determine the gross option value for financial statement reporting purposes pursuant to FAS 123(R). These options vest in equal quarterly installments over a one-year period on the three, six, nine and twelve month anniversaries of the grant date.
(4)	All amounts represent consulting fees paid during fiscal 2006. On July 18, 2005, we entered into a two-year Consulting Agreement with Mr. Frank Fanzilli, a former director, under which we paid him $5,000 per month for consulting services. In 2006, we paid him $35,000 under this contract. We engaged Mr. Maizlish for a special project related to evaluation of the Company’s operations at our office locations in Toronto, New York and Boulder. He was reimbursed at a rate of $250 per hour and spent a total of 80 hours on these projects.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In January 2006, we entered into a strategic alliance licensing and distribution agreement with Shuffle Master, Inc. (‘‘Shuffle Master’’), under which we agreed to develop certain wireless gaming technology for Shuffle Master. Pursuant to this agreement, Shuffle Master’s game content was to be offered exclusively for mobile gaming on the Company’s Wireless Gaming System. We were entitled to receive 40% of the gross revenue received by Shuffle Master from worldwide sales of wireless ‘‘casino’’ gaming applications to customers of, or sourced by, Shuffle Master and 45% of the gross revenues received by Shuffle Master from worldwide sales of wireless ‘‘casino’’ gaming applications to customers sourced by us. In addition, all capital outlay for infrastructure and support, including the installation, integration, mobilization and servicing of the Wireless Gaming System was to be incurred by the Company. Shuffle Master beneficially owns 8.2% of our Common Stock and Paul Meyer, the president of Shuffle Master, served on the Board from March 28, 2006 until June 12, 2007.

The licensing agreement was amended and restated in its entirety, as was a Master Services Agreement, effective February 28, 2007. Under the terms of the amended agreements both the Company and Shuffle Master are permitted to distribute, market and sell the Casino On Demand Wireless Gaming System to gaming venues worldwide. Additionally, the Company has been granted a non-exclusive worldwide license to offer Shuffle Master’s proprietary table game content on the platform, and the Company has granted Shuffle Master a non-exclusive worldwide license to certain Company-developed wireless platform software and enhancements that support the integration and mobilization of casino gaming applications into in-casino wireless gaming delivery systems. Under the amended agreements, revenue is split on a net revenue basis and shared at a 70%-30% split, with the larger percentage going to the party having received the revenues. Also, in connection with certain transactions with non-casino third parties, the Company and Shuffle Master will share initial up-front payments 60%-40%, and future consideration received 40%-60%.

On July 17, 2006, the Company entered into a Mutual Separation Agreement and a Consulting Agreement with John Bush in connection with his resignation as Chief Executive Officer of the Company. Pursuant to the terms of the Mutual Separation Agreement, Mr. Bush was entitled to receive $150,000 as severance pay and CAN$65,057.87 subject to all applicable withholding taxes, representing previously earned but unpaid compensation. Mr. Bush was also entitled to reimbursement for accrued but unused vacation days with respect to calendar year 2005 and would receive medical insurance through May 31, 2007. The Mutual Separation Agreement contained a non-competition and non-solicitation provision for the term of the agreement. In consideration for the foregoing, Mr. Bush provided the Company with a general release of claims. The Mutual Separation Agreement contained certain termination rights for both the Company and Mr. Bush, and further provided that any termination under the Mutual Separation Agreement would automatically terminate the Consulting Agreement.

Pursuant to the terms of the Consulting Agreement, Mr. Bush, among other things, has been engaged to develop and service the financial services and corporate enterprise solutions markets for the Company’s products and services. The term of the agreement was for a period of one year commencing on June 1, 2006, subject to extension. The Consulting Agreement contained representations and warranties and a non-competition and non-solicitation provision during the term of the agreement. In consideration for the services provided by Mr. Bush, he was entitled to receive a consulting fee equal to $7,500 per month. In addition to the monthly consulting fee, Mr. Bush was entitled to commissions on the sales of the Company’s products and services to customers. The Consulting Agreement contained certain termination rights for both the Company and Mr. Bush, and further provided that any termination under the Consulting Agreement would automatically terminate the Mutual Separation Agreement. The Consulting Agreement was terminated effective December 31, 2006. Under the Consulting Agreement, a total of $52,500 was paid to Mr. Bush for the period from June 1, 2006 through December 31, 2006.

 Security Ownership of Certain Beneficial Owners
and Management and Related Stockholder Matters

The following table sets forth, as of January 15, 2008, certain information regarding the beneficial ownership of our Common Stock by the following:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding Common Stock;

•	each of our directors and director nominees;

•	each executive officer named in the Summary Compensation Table below; and

•	all of our directors and executive officers as a group.

Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all of the Common Stock owned by them. All information concerning the individual shareholders’ respective beneficial ownership has been furnished to us by them.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)(2)		Percentage of Common Stock Beneficially Owned(2)
Shawn Kreloff c/o Sona Mobile Holdings Corp. 245 Park Avenue, 39th Floor New York, NY 10167	4,221,577	(3)	7.1%
Robert P. Levy 200 W. Montgomery Avenue Ardmore, PA 19003	96,250	(4)(5)	*
M. Jeffrey Branman 935 First Avenue King of Prussia, PA 19406	295,000	(5)(6)	*
Lance Yu c/o Sona Mobile Holdings Corp. 366 Bay Street, Suite 600 Toronto, Ontario M5H 4B2	1,328,734	(7)	2.3%
Stephen Fellows c/o Sona Mobile Holdings Corp. 366 Bay Street, Suite 600 Toronto, Ontario M5H 4B2	274,999	(8)	*
All directors and officers as a group (Five)	6,216,560	(9)	10.4%
Shuffle Master, Inc. 1106 Palms Airport Drive Las Vegas, NV 89119	4,807,692	(10)	8.2%
Steven L. Martin c/o Slater Asset Management, LLC 825 Third Avenue, 33rd Floor New York, NY 10022	4,879,675	(11)	8.3%
John Bush 19 Farmcrest Court Nobleton, ON L0G 1N0, Canada	5,583,577	(12)	9.7%

*	Less than 1%.
(1)	Shares of Common Stock that an individual or group has a right to acquire within 60 days after January 15, 2008 pursuant to the exercise of options, warrants or other rights are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for computing the percentage ownership of any other person or group shown in the table.
(2)	As of January 15, 2008, there was 57,832,857 shares of our Common Stock outstanding.
(3)	Includes 1,416,666 shares issuable upon the exercise of stock options and 41,666 shares issuable upon the exercise of five-year warrants.
(4)	Includes 40,000 shares issued to Mr. Levy upon his appointment to the Board on May 29, 2007, of which 20,000 shares vested immediately and 20,000 shares will vest one year from the date of grant.
(5)	Includes 56,250 and 105,000 shares issuable upon the exercise of stock options to Mr. Levy and Mr. Branman, respectively.
(6)	Includes 100,000 shares issued to Mr. Branman on July 6, 2006 upon his appointments to the Board and as chairman of the Audit Committee, of which 50,000 shares vested immediately and 50,000 shares vested one year from the date of grant, as well as 30,000 shares issuable upon the exercise of five-year warrants.
(7)	Includes 150,000 shares issuable upon the exercise of stock options.
(8)	Includes 216,666 shares issuable upon the exercise of stock options and 53,333 shares of restricted stock, all of which are vested.
(9)	Includes 1,944,582 shares issuable upon the exercise of stock options granted to these directors and officers and 71,666 shares issuable upon the exercise of five-year warrants.
(10)	Includes 833,333 shares issuable upon the exercise of warrants. Dr. Mark L. Yoseloff and Messrs. Garry W. Saunders, Louis Castle and Phillip Peckman are all members of Shuffle Master, Inc.’s Board of Directors and, as such, have shared voting and investment control over these securities. The named individuals disclaim beneficial ownership of these securities.
(11)	Includes shares owned directly by Mr. Martin (333,333) as well as shares he is deemed to beneficially own through his wife (8,000), through his two sons (278,085), through his IRA (152,400) and through his wife’s IRA (76,200). The total also includes 1,051,057 shares underlying warrants held by Mr. Martin, certain of the entities mentioned in this footnote and his wife’s IRA. Mr. Martin also has voting and investment control over shares owned by Slater Equity Partners, L.P. (1,495,700), Slater Equity Partner’s Offshore Fund Ltd. (832,500) and Slater Capital Partners LP (652,400) by virtue of the fact that he is the Manager and controlling owner of Slater Asset Management, L.L.C. (SAM) and Slater Capital Management, L.L.C. (SCM). SAM is the general partner of investment limited partnerships of which SCM is the investment advisor, including Slater Equity Partners, L.P. SCM is also the investment advisor to Slater Equity Partners Offshore Fund Ltd.
(12)	Includes 80,202 shares Mr. Bush is deemed to beneficially own through his wife.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 122,000,000 shares, including 120,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share. Our Board of Directors may designate the rights and preferences of the preferred stock. Preferred stock could be used, under certain circumstances, as a way to discourage, delay or prevent a takeover of the company. At January 15, 2008 we had 57,832,857 shares of our common stock issued and outstanding.

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation does not impose any super-majority vote requirements.

Common Stock

Under our Certificate of Incorporation, as amended, shares of our common stock are identical in all respects, and each share entitles the holder to the same rights and privileges as are enjoyed by other holders and is subject to the same qualifications, limitations and restrictions as apply to other shares.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights. Accordingly, subject to any voting rights of the holders of any other preferred stock that may be issued by us from time to time, holders of a plurality of our common stock present at a meeting at which a quorum is present are able to elect all of the directors eligible for election.

The presence of a majority of the voting power of our outstanding capital stock constitutes a quorum.

The holders of our common stock are entitled to dividends when and if declared by our Board of Directors from legally available funds. The holders of our common stock are also entitled to share pro rata in any distribution to stockholders upon our liquidation or dissolution.

None of the shares of our common stock:

•	have preemptive rights;

•	are redeemable;

•	are subject to assessments or further calls;

•	have conversion rights; or

•	have sinking fund provisions.

Preferred Stock

We are currently authorized to issue 2,000,000 shares of preferred stock in one or more series, of which 600,000 have been designated as Series A Convertible Preferred Stock and 10,000 have been designated as Series B Convertible Preferred Stock. Our Board of Directors may determine the terms of the authorized but unissued shares of preferred stock at the time of issuance without action by our stockholders. The terms of any issuance of preferred stock may include:

•	voting rights, including the right to vote as a series on particular matters, which could be superior to those of our common stock;

•	preferences over our common stock as to dividends and distributions in liquidation;

•	conversion and redemption rights, including the right to convert into shares of our common stock; and

•	sinking fund provisions.

Options, Warrants and Convertible Debentures

At December 31, 2007, we had outstanding stock options granted to employees and consultants to purchase 6,997,000 shares of common stock. These options have exercise prices ranging from $0.40 to $3.43 per share, with an average weighted exercise price of $0.706, and expire between April 18, 2008 and October 1, 2017. Of the options outstanding at December 31, 2007, 2,644,376 are vested and currently exercisable. We also had outstanding non-compensatory warrants issued to purchase 9,442,385 shares of common stock. Of these warrants, 970,728 warrants have an exercise price of $1.5421 (as adjusted) and expire on June 21, 2009, and 8,417,657 have an exercise price of $0.70 (as adjusted) per share and expire on July 7, 2011. In addition, we had an aggregate $3.0 million principal amount of our 8% convertible 8% senior unsecured convertible debentures due 2010 outstanding, which are convertible at any time into shares of common stock at an initial conversion price of $0.45 per share, subject to adjustment in certain circumstances and five year warrants to purchase 3,333,333 shares of our common stock at an initial exercise price of $0.50 per share, subject to adjustment in certain circumstances.

Registration Rights

We have not granted any registration rights, other than the registration rights with respect to the shares offered by this prospectus and the shares of common stock and shares of common stock issuable upon the exercise of warrants issued in the private placement which closed in July 2006.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., 1745 Gardena Ave., Glendale, California 91204-2991.

SELLING STOCKHOLDERS

All shares of common stock being offered pursuant to this prospectus underly securities that were acquired by the selling stockholders in a private placement transaction that closed on November 28, 2007. Pursuant to the private placement, we issued 8% senior unsecured convertible debentures due 2010 in the aggregate principal amount of $3.0 million (the ‘‘Notes’’) and warrants to purchase shares of our common stock (‘‘Warrants’’) for gross proceeds of $3.0 million, less finder’s fees, lead investor’s counsel fees and related offering expenses.

The Notes bear interest at a rate of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1 in cash or shares of common stock, or combination thereof.  The Notes mature three years from the date of issuance and are convertible into shares of our common stock at an initial conversion price of $0.45 per share, subject to full-ratchet anti-dilution protection for two years following the date of issuance and weighted average anti-dilution from the two year anniversary of the date of issuance through the maturity date of the Notes.  We will, subject to the satisfaction of certain enumerated conditions and at certain enumerated times, have the right to force conversion of a specified amount of the Notes at the then-applicable conversion price.  We will only have the right to prepay a Note with the prior written consent of a holder thereof. We have the intention, and a reasonable basis to believe that we will have the financial ability, to make payments on the Notes when due and payable. We have duly accounted for such payments as part of our strategic plan.

The Warrants are five-year warrants exercisable immediately at an exercise price of $0.50 per share, subject to full-ratchet anti-dilution protection. The Warrants are exercisable using cash or at certain times cashless exercise.

In connection with the private placement, we also entered into a registration rights agreement with the selling stockholders dated November 26, 2007 pursuant to which we agreed to register the shares offered under this prospectus, as well as any additional shares of common stock issuable in connection with anti-dilution provisions in the Notes or the Warrants (in each case, without giving effect to any limitations on conversion set forth in the Notes or limitations on exercise set forth in the Warrants), until such shares may be sold without volume restrictions pursuant to Rule 144 under the Securities Act of 1933, as amended.

The number of shares of common stock being offered hereby (12,133,333) represents the number of shares of common stock underlying principal of the Notes ($3,000,000 face value x $0.45 initial conversion price = 6,666,667 shares of common stock), plus the number of shares into which the Warrants are exercisable (3,333,333 shares of common stock), plus the number of shares of common stock underlying interest payable on the Notes assuming all interest payments for the three year term of the Notes are paid in shares of common stock and assuming the share price at the time of interest payment is equal to 75% of the initial conversion price of the Notes (2,133,333 shares of common stock) calculated as follows:

Face value of Notes	$3,000,000
X Annual interest rate	8%
Annual interest in dollars	$ 240,000
X Three years	3
Total interest in dollars	$ 720,000
X 75% of $0.45 initial conversion price of the Notes	$ 0.3375
Shares for interest payments	2,133,333

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock by the selling stockholders as of January 15, 2008, based on 57,832,857 shares of our common stock then outstanding. The share numbers in the column labeled ‘‘Number of Shares Offered’’ represent all of the shares that the selling stockholders may offer under this prospectus. The table assumes that each selling stockholder converts all of its Notes and exercises all of its Warrants and all interest during the term of the Notes is paid in shares of common stock at $0.3375 per share (75% of the initial conversion price of the Notes). We are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling stockholders will hold the shares before selling them. Other than our agreement with the selling stockholders to maintain the effectiveness of the registration statement of which this prospectus forms a part until all shares covered hereby have been sold, or may be sold without volume restrictions pursuant to Rule 144 under the Securities Act of 1933, as amended, we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of their shares.

Selling Stockholders	Number of Shares Beneficially Owned Before the Offering	Number of Shares Offered(1)	Number of Shares Beneficially Owned After the Offering	Percentage of Common Stock
Enable Growth Partners LP(2)	9,265,575	7,737,023	1,528,552	2.6%
Enable Opportunity Partners LP(3)	1,215,710	910,000	305,710	*
Pierce Diversified Strategy Master Fund LLC(4)	656,784	452,977	203,807	*
Bristol Investment Fund, Ltd(5)	3,818,832	3,033,333	785,499	1.4%

*	Less than 1%.
(1)	Assumes conversion in full of the Notes, with all interest paid in shares of common stock, and exercise of the Warrants.
(2)	Mitch Levine is the managing partner of Enable Growth Partners LP and as such has voting and dispositive power over the securities held by Enable Growth Partners LP. Includes 4,251,111 shares issuable upon conversion of the Notes, 1,360,356 shares payable as interest on the Notes, and 2,125,556 shares issuable upon exercise of the Warrants.
(3)	Mitch Levine is the managing partner of Enable Opportunity Partners LP and as such has voting and dispositive power over the securities held by Enable Opportunity Partners LP. Includes 500,000 shares issuable upon conversion of the Notes, 160,000 shares payable as interest on the Notes, and 250,000 shares issuable upon exercise of the Warrants.
(4)	Mitch Levine is the managing partner of Pierce Diversified Strategy Master Fund LLC and as such has voting and dispositive power over the securities held by Pierce Diversified Strategy Master Fund LLC. Includes 248,889 shares issuable upon conversion of the Notes, 79,644 shares payable as interest on the Notes, and 124,444 shares issuable upon exercise of the Warrants.
(5)	Bristol Capital Advisors, LLC (‘‘BCA’’) is the investment advisor to Bristol Investment Fund, Ltd. (Bristol). Paul Kessler is the manager of BCA and as such has voting and investment control over the securities held by Bristol. Mr. Kessler disclaims beneficial ownership of these securities. Includes 1,666,667 shares issuable upon conversion of the Notes, 533,333 shares payable as interest on the Notes, and 833,333 shares issuable upon exercise of the Warrants.

We have been notified by each of the selling stockholders that such selling stockholder is not a broker-dealer or affiliate of a broker dealer. Each of the selling stockholders has informed us that such selling stockholder did not have at the time it purchased the Notes and Warrants any agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of its or his securities.

After due inquiry and investigation and based on information provided by counsel to the selling stockholders, none of the selling stockholders has an existing short position in our common stock.

Dollar Value of Underlying Common Stock

The total dollar value of the shares of common stock underlying the Notes and Warrants issued in connection with the 2007 Financing that we have registered for resale and are offered by this prospectus (using the number of underlying shares of common stock that we have registered for resale and the market price per share for those shares on November 28, 2007, the closing date of the 2007 Financing) are as follows:

Shares of Common Stock Registered for Resale Underlying Notes and Warrants:	12,133,333
Market Price per Share of Common Stock on Closing Date:	$0.385
Dollar Value of Underlying Shares of Common Stock:	$4,671,333

Payments Made in Connection with the 2007 Financing

The following table presents the dollar amount of each payment (including the value of payments which may be made in common stock) in connection with the 2007 Financing that we have made or may be required to make in the first year after the closing of the 2007 Financing to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction. The net proceeds to the Company from the sale of the Notes and Warrants and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of the Notes and Warrants are also provided.

Payee	Type of Payment	Amount/Value of Payment
Placement Agent	Cash Fees	$225,000
Counsel to Lead Investor	Cash Fees	$30,000
Enable Growth Partners LP	Interest(1) Warrants(2)	$ 153,040 $371,545
Enable Opportunity Partners LP	Interest(1) Warrants(2)	$ 18,000 $43,700
Pierce Diversified Strategy Master Fund LLC	Interest(1) Warrants(2)	$ 8,960 $21,753
Bristol Investment Fund, Ltd.	Interest(1) Warrants(2)	$ 60,000 $145,666
Total Possible Payments to all Selling Stockholders and Any of Their Affiliates in First Year(3):		$1,077,664
Net Proceeds to the Company from 2007 Financing:		$1,922,336

(1)	Assumes that all interest on principal of the Notes is paid in cash and the Notes are not converted to common stock within the first twelve months after issuance.
(2)	Represents initial fair value of the Warrants issued in the 2007 Financing using the Black Scholes pricing model. The assumptions used in the Black Scholes model are as follows: (1) dividend yield of 0.00%; (2) expected volatility of 55%, (3) risk-free interest rate of 3.4%, and (4) expected life of 5 years. The cash amount assumes that all interest on principal is paid in cash and the Notes are not converted to common stock within the first twelve months after issuance.
(3)	Assumes liquidated damages provisions in the registration rights agreement with the selling stockholders are not triggered. In certain circumstances in connection with failure to maintain the effectiveness of the registration statement of which this prospectus forms a part, we will be required to pay partial liquidated damages, in cash, to a selling stockholder equal to 1.0% of the aggregate subscription amount paid by such stockholder allocable to the unregistered shares then held by the stockholder.

Comparison of Company Proceeds: 2007 Financing to Potential Selling Stockholder Profit

Gross Proceeds from 2007 Financing:	$3,000,000
Less Payments Made or Required to be Made to Selling Stockholders and Any of Their Affiliates:	$1,077,664
Resulting Net Proceeds from 2007 Financing:	$1,922,336
Combined Total Possible Discount to Market Price*	—
(Payments Made or Required to be Made to Selling Stockholders plus Combined Total Possible Discount to Market Price)/Net Proceeds from 2007 Financing:	56.06%
Percentage Averaged over Term of Notes (3 years):	18.69%

*	The conversion price for the Notes and exercise price for the Warrants was in excess of the market price on the date of issuance.

Prior Securities Transactions between the Company and Selling Stockholders

On April 19, 2005, our company consummated a merger pursuant to which it effected a complete change of business and management. Upon the completion of the merger, the company ceased all of its pre-merger operations and adopted the business of the Company as it exists today. Prior to the merger, the company had minimal business, operations, revenues and assets, and had been involved in an industry entirely unrelated to the business of the Company as it exists today. The following table sets forth all prior securities transactions between us and the selling stockholders, any affiliates of such selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding such securities transactions, since April 19, 2005, the date of the merger. We are not aware of any securities transactions with the identified selling stockholders prior to the April 19, 2005 merger date.

Selling Stockholder or Affiliate of Selling Stockholder	Date of Transaction(1)	Number of Shares of Common Stock Outstanding Prior to Transaction(2)	Number of Shares of Common Stock Outstanding Prior to Transaction Held by Persons Other than Selling Stockholders, Affiliates of the Company, or Affiliates of Selling Stockholders(2)	Number of Shares of Common Stock Issued or Issuable in Transaction(3)	Percentage of
Total Issued
and
Outstanding
Securities
Held by
Persons
Other than
Selling
Stockholders,
Affiliates of
the Company,
or Affiliates
of Selling
Stockholders
Issued or
Issuable
					in Transaction	Market Price per Share of Common Stock Prior to Transaction(2)	Current Market Price per Share(4)
Enable Growth Partners LP	7/7/2006	41,186,200	28,303,695	2,250,000	7.95%	$0.60	$0.39
Enable Opportunity Partners LP	7/7/2006	41,186,200	28,303,695	450,000	1.59%	$0.60	$0.39
Pierce Diversified Strategy Master Fund LLC	7/7/2006	41,186,200	28,303,695	300,000	1.06%	$0.60	$0.39
Bristol Investment Fund, Ltd.	7/7/2006	41,186,200	28,303,695	624,999	2.21%	$0.60	$0.39

(1)	All of the selling stockholders participated in a private placement of the Company that closed on July 7, 2006 which involved a number of other investors.
(2)	As of July 6, 2006, the last trading day prior to the closing of the July 2006 private placement.
(3)	This amount reflects the total shares of common stock and shares underlying the accompanying warrants issued in the July 7, 2006 private placement.
(4)	Market price per share as of January 15, 2008.

Comparison of Registered Shares to Outstanding Shares

Selling Stockholder	Number of Shares of Common Stock Outstanding Prior to the 2007 Financing Held by Persons Other than Selling Stockholders, Affiliates of the Company, or Affiliates of Selling Stockholders(1)	Number of Shares of Common Stock Registered for Resale by Selling Stockholders or Affiliates of Selling Stockholders Prior to the 2007 Financing	Number of Shares of Common Stock Registered for Resale by Selling Stockholders or Affiliates of Selling Stockholders in Prior Registration Statements Still Held by the Same	Number of Shares of Common Stock Sold in Registered Resale Transactions by Selling Stockholders or Affiliates of Selling Stockholders Prior to the 2007 Financing	Number of Shares of Common Stock Registered for Resale on behalf of Selling Stockholders or Affiliates of Selling Stockholders in the 2007 Financing
Enable Growth Partners LP	47,241,520	2,250,000	1,528,552	721,448	7,737,023
Enable Opportunity Partners LP	47,241,520	450,000	305,710	144,290	910,000
Pierce Diversified Strategy Master Fund LLC	47,241,520	300,000	203,807	96,193	452,977
Bristol Investment Fund, Ltd.	47,241,520	624,999	624,999	—	3,033,333
Total	47,241,520	3,624,999	2,663,068	961,931	12,133,333

(1)	As of November 27, 2007, the last trading day prior to the closing of the 2007 Financing.

PLAN OF DISTRIBUTION

Each selling stockholder (the ‘‘Selling Stockholders’’) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling

Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this Registration Statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company has advised each Selling Stockholder that it is the Commission’s view that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus have been passed upon for us by Bryan Cave LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2006 included in this prospectus have been audited by Horwath Orenstein, LLP, independent registered public accounting firm, as stated in their report dated March 16, 2007. Such consolidated financial statements have been so included in reliance upon the authority of such firm as experts in accounting and auditing.

COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation, as amended, provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law for the unlawful payment of dividends; or

•	for any transaction from which the director derives an improper personal benefit.

Certain provisions of our certificate of incorporation, as amended, require us to indemnify our directors and officers unless restricted by Delaware law and eliminate our rights and those of our stockholders to recover monetary damages from a director for breach of his fiduciary duty of care as a director except in the situations described above. The limitations summarized above, however, do not affect our ability or that of our stockholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

Currently, we are not required to deliver our annual report to security holders. However, we will voluntarily send an annual report, including audited financial statements, to any stockholder that requests it. We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any report or other document that we file at the Commission’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information as to the operation of the Public Reference Room. The Commission also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that electronically file documents with the Commission.

This prospectus is part of a registration statement filed by us with the Commission. Because the Commission’s rules and regulations allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with, or incorporated therein by reference in, the registration statement for further information regarding us and the shares of our common stock offered by this prospectus. Statements contained in this prospectus as to the contents of any contract or any other document are summaries of the material terms of such contracts or other documents. With respect to these contracts or other documents filed, or incorporated therein by reference, as an exhibit to the registration statement, we refer you to the exhibits for a more complete description of the matter involved. The registration statement and its exhibits may be inspected at the Commission’s Public Reference Room at the location described above.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sona Mobile Holdings Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Sona Mobile Holdings Corp. and Subsidiaries (the ‘‘Company’’) as at December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sona Mobile Holdings Corp. and Subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), ‘‘Share-Based Payment.’’

/s/ Horwath Orenstein LLP
Toronto, Canada March 16, 2007	Chartered Accountants Licensed Public Accountants

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As at December 31, 2006	As at December 31, 2005
Assets
Current:
Cash and cash equivalents	$5,682,162	$1,286,912
Accounts receivable (net of allowance for doubtful accounts of $25,531 and $37,479, respectively)	204,379	413,122
Tax credits receivable	43,568	30,929
Prepaid expenses & deposits	95,967	114,691
Total current assets	6,026,076	1,845,654
Property and equipment:
Computer equipment	101,168	152,686
Furniture and equipment	37,211	29,761
Less: accumulated depreciation	(55,581)	(19,393)
Total property and equipment	82,798	163,054
Total Assets	$6,108,874	$2,008,708
Liabilities and Stockholders’ Equity
Current:
Accounts payable	$350,375	$619,729
Accrued liabilities & payroll (note 14)	412,796	701,206
Deferred revenue (note 15)	389,562	130,287
Total current liabilities	1,152,733	1,451,222
Warrant liabilities (note 5)	—	750,103
Total Liabilities	1,152,733	2,201,325
Stockholders’ equity:
Preferred stock – 2,000,000 shares authorized, par value $.01 per share – no shares issued and outstanding	—	—
Common stock – 90,000,000 shares authorized, par value $.01 per share – 57,809,523 and 37,907,350 shares issued and outstanding respectively	578,095	379,074
Additional paid-in capital	15,706,398	7,064,433
Common stock purchase warrants	4,734,965	—
Unamortized stock based compensation	(39,096)	(53,000)
Accumulated other comprehensive (loss)	(50,862)	(95,659)
Accumulated deficit	(15,973,359)	(7,487,465)
Total stockholders’ equity	4,956,141	(192,617)
Total Liabilities and Stockholders’ Equity	$6,108,874	$2,008,708
Subsequent event (note 16)

See accompanying notes to consolidated financial statements.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year ended December 31, 2006	Year ended December 31, 2005
Net Revenue	$398,134	$565,489
Operating expenses
Depreciation and amortization	37,403	439,370
General and administrative expenses	2,608,774	1,348,461
Professional fees	1,075,011	927,425
Development expenses	2,002,121	894,287
Selling and marketing expenses	3,179,401	3,672,346
Total operating expenses	8,902,710	7,281,889
Operating loss	(8,504,576)	(6,716,400)
Interest income	215,234	76,415
Interest expense	(3,192)	(6,480)
Other income and expense (note 9)	(193,360)	(100,020)
Net loss	$(8,485,894)	$(6,746,485)
Foreign currency translation adjustment	44,797	(70,007)
Comprehensive loss	$(8,441,097)	$(6,816,492)
Net loss per share of common stock – basic and diluted	$(0.17)	$(0.22)
Weighted average number of shares of common stock outstanding – basic and diluted (note 6)	48,841,115	30,916,820

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Series A & Series B Convertible Preferred Stock		Warrants on Common Stock	Additional paid-in Capital	Unamortized Stock Based Compensation	Accumulated Comprehensive Income Amount	Accumulated Deficit	Total Shareholder’s Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2004	11,413,232	$775,696	$—	$—	$—	$205,556	$(325,237)	$(25,652)	$(740,980)	$(110,616)
Sona common stock issued prior to reverse merger	14,758,278	683,707								683,707
Convertible note conversion	1,162,655	70,420								70,420
Common stock acquired in the reverse merger	6,584,530	65,845				1,146,433				1,212,278
Recapitalization and exchange of stock pursuant to merger	(27,334,120)	(1,529,823)				1,478,905	325,237			274,319
Issuance of Series A Convertible Preferred Stock pursuant to merger			568,140	5,681						5,681
Issuance of Series B Convertible Preferred Stock			3,849	38		4,365,049				4,365,087
Conversion of Series A and Series B Convertible Preferred Stock into common stock	31,182,820	311,828	(571,989)	(5,719)		(306,109)				—
Deferred stock based compensation	140,000	1,400				174,600	(53,000)			123,000
Other comprehensive (loss)								(70,007)		(70,007)
Net loss									(6,746,485)	(6,746,485)
Balance at December 31, 2005	37,907,395	$379,074	$—	$—	$—	$7,064,433	$(53,000)	$(95,659)	$(7,487,465)	$(192,617)
Stock option expense						332,988				332,988
Stock issued for acquired intangibles	800,000	8,000				590,400				598,400
Stock-base compensation	457,778	4,578				333,538	13,904			352,020
Exercise of employee stock options	43,334	434				68,900				69,336
Common stock and warrants issued to Shuffle Master upon exercise of options	2,307,693	23,076			1,335,600	1,641,324				3,000,000
Reclassify warrants from liability to equity as of registration statement effective date					281,777					281,777
Issuance of penalty warrants					2,993					2,993
Common stock and warrants issued under private placement, net of issuance costs	16,943,323	169,433			3,114,595	5,968,315				9,252,341
Repurchase of treasury stock	(650,000)	(6,500)				(293,500)				(300,000)
Other comprehensive income								44,797		44,797
Net loss									(8,485,894)	(8,485,894)
Balance at December 31, 2006	57,809,523	$578,095	$—	$—	$4,734,965	$15,706,398	$(39,096)	$(50,862)	$(15,973,359)	$4,956,141

See accompanying notes to consolidated financial statements.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2005
Cash provided by (used in):
Operating activities
Net loss	$(8,485,894)	$(6,746,485)
Adjustments for:
Depreciation and amortization	37,403	439,370
Amortization of deferred interest	—	15,210
Write-off of in-process purchased technology	597,652	—
Amortization of stock based compensation	352,020	123,000
Stock option expense	332,988	—
Issuance of penalty warrants	2,993	—
Gain on revaluation of common stock purchase warrants	(468,326)	100,020
Changes in non-cash working capital assets and liabilities:
Accounts receivable	208,743	(272,578)
Tax credits receivable	(12,639)	59,504
Prepaid expenses & deposits	18,723	(96,839)
Accounts payable	(175,299)	534,041
Accrued liabilities & payroll	(288,410)	330,882
Deferred revenue	259,275	128,855
Net cash (used in) operating activities	(7,620,771)	(5,385,020)
Investing activities
Acquisition of property & equipment	(50,209)	(167,217)
Net cash (used in) investing activities	(50,209)	(167,217)
Financing activities
Proceeds from the sale of redeemable preferred stock	—	150,000
Proceeds from the sale of common stock	7,802,148	613,707
Proceeds from exercise of stock options	69,334	—
Cash acquired in the reverse merger	—	1,101,858
Proceeds from the issuance of series B preferred stock	—	4,365,087
Proceeds from the issuance of common stock purchase warrants	4,450,195	650,083
Repurchase of common stock from stockholder	(300,000)	—
Repayment of note payable and other loans	—	(55,325)
Net cash provided by financing activities	12,021,677	6,825,410
Effect of exchange rate changes on cash & cash equivalents	44,553	(99,890)
Change in cash & cash equivalents during the period	4,395,250	1,173,283
Cash & cash equivalents, beginning of period	1,286,912	113,629
Cash & cash equivalents, end of period	$5,682,162	$1,286,912

There were no amounts paid in cash for taxes or interest in 2006 or 2005. In the first quarter of 2005, a convertible note with a principal amount of $100,000 was converted to 1,162,655 shares of common stock. In the second quarter of 2006, warrants with a balance sheet value of $281,777 were reclassified from liability to equity in accordance with the provisions of EITF 00-19.

See accompanying notes to consolidated financial statements.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 1.    Going Concern and Management’s Plans

The accompanying consolidated financial statements of Sona Mobile Holdings Corp. (the ‘‘Company’’) have been prepared assuming that the Company will continue as a going concern. However, since its inception in November 2003, the Company has generated minimal revenue, has incurred substantial losses and has not generated any positive cash flow. The Company has relied upon the sale of shares of equity securities to fund its operations. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

At December 31, 2006, the Company had cash and cash equivalents of approximately $5.7 million. Management believes that this existing cash on hand will be sufficient to fund our current level of operating expenses to September 2007. If the Company does not generate additional revenues or if it increases its level of spending, the Company will be obligated to raise additional financing. There can be no assurance that the Company will be successful in raising a sufficient amount of capital in a timely manner or what the terms of such a financing might be. If the Company cannot generate sufficient revenues or raise additional capital within the next ten months, its liquidity, financial condition and business prospects will be materially and adversely affected and it may have to cease operations.

Note 2.    Company Background and Description of Business

Sona Mobile was formed under the laws of the State of Washington in November 2003 for the purpose of acquiring Sona Innovations, Inc. (‘‘Innovations’’), which it did in December 2003. In April 2005 Sona Mobile merged with and into PerfectData Acquisition Corporation, a Delaware corporation (‘‘PAC’’) and a wholly-owned subsidiary of PerfectData Corporation, also a Delaware corporation (‘‘PerfectData’’). Under the terms of the merger, (i) PAC was the surviving company but changed its name to Sona Mobile, Inc.; (ii) the pre-merger shareholders of Sona Mobile received stock in PerfectData representing 80% of the voting power in PAC post-merger; (iii) all of PerfectData’s officers resigned and Sona Mobile’s pre-merger officers were appointed as the new officers of PerfectData; and (iv) four of the five persons serving as directors of PerfectData resigned and the remaining director appointed the three pre-merger directors of Sona Mobile to the PerfectData board of directors. In November 2005, PerfectData changed its name to ‘‘Sona Mobile Holdings Corp.’’.

At the time of the merger, PerfectData was not engaged in an active business. It was essentially a shell company with approximately $1.1 million of net assets, principally cash. Upon completion of the merger, PerfectData’s only business was the historical business of Sona Mobile and the pre-merger shareholders of Sona Mobile controlled PerfectData. Accordingly, the merger was accounted for as a reverse acquisition of a public shell and a recapitalization of Sona Mobile. No goodwill was recorded in connection with the merger and the costs were accounted for as a reduction of additional paid-in-capital. The pre-merger financial statements of Sona Mobile are treated as the historical financial statements of the combined companies. The historical financial statements of PerfectData prior to the merger are not presented. Furthermore, because Sona Mobile is deemed the accounting acquirer, its historical stockholders’ equity has been adjusted to reflect the new capital structure.

The Company develops and markets wireless data applications for mobile devices in the rapidly growing wireless data marketplace. The Company is a Vertical Wireless Software and Service Provider specializing in value-added services to data-intensive vertical market segments. The Company’s revenues consist of project, licensing and support fees relating to the Sona Wireless Development Platform™ (‘‘SWP’’) and related end-user wireless application software products made available to enterprises and cellular operators.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 2.    Company Background and Description of Business   (cont'd)

The Company markets its products and services principally to two large vertical markets:

•    Gaming and entertainment.    The Company proposes to (i) deliver casino games wirelessly in designated areas on casino properties; (ii) offer real-time, multiplayer games that accommodate an unlimited number of players; and (iii) deliver games on a play-for-free or wagering basis (where permitted by law) on mobile telephone handsets over any carrier network. The Company also propose to deliver content via channel partners and content partners, including live streaming television, digital radio, specific theme downloads for mobile phones, media downloads and gaming applications.

•    Financial services and enterprise software.    Our products and services extend enterprise applications to the wireless arena, such as customer relationship management systems, sales force automation systems, information technology (IT) service desk and business continuity protocols, all of which are delivered in compliance with the current regulatory environment. One of the Company’s primary focuses is to develop wireless software applications for the data-intensive investment banking community and client-facing applications for the retail banking industry.

Note 3.     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying audited consolidated financial statements of Sona Mobile Holdings Corp. and its subsidiaries, included herein have been prepared by the Company in accordance with U. S. generally accepted accounting principles (‘‘GAAP’’). The audited consolidated financial statements herein include the accounts of the Company and its wholly-owned subsidiary, Sona Mobile, Inc. and Sona Mobile’s wholly-owned subsidiary, Sona Innovations Inc., a Canadian company, and Sona Ltd., a wholly-owned subsidiary of the Company formed in the United Kingdom in September 2005. All material inter-company accounts and transactions have been eliminated in consolidation.

Recently issued accounting pronouncements

In December 2004, the Financial Accounting Standards Board (‘‘FASB’’) issued SFAS No. 123 (revised 2004), ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’), which is a revision of SFAS No. 123, ‘‘Accounting for Stock-Based Compensation’’. SFAS 123R supersedes APB Opinion No. 25, ‘‘Accounting for Stock Issued to Employees’’ and amends SFAS No. 95, ‘‘Statement of Cash Flows.’’ SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and requires all share-based payments to employees, including grants of employee stock options, to be recognized as additional compensation expense in the financial statements based on the calculated fair value of the awards. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation costs to be reported as a financing cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company adopted this statement effective for its fiscal year beginning January 1, 2006. The impact of adopting SFAS 123R is described in Note 3 (j), Stock-Based Compensation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (‘‘SFAS 157’’), ‘‘Fair Value Measurements.’’ SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS No. 157 is effective for the first fiscal period beginning after November 15, 2007. The provisions of SFAS No. 157 are effective as of the beginning of the Company’s 2008 fiscal year. The Company is currently evaluating the impact of adopting SFAS No. 157 on its financial statements.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 3.     Summary of Significant Accounting Policies   (cont'd)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This standard will provide companies with the option to measure certain financial assets and financial liabilities at fair value. This standard requires companies to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This standard also requires disclosure of additional information to identify the effects of a company’s fair value election on its earnings. The provisions of SFAS No. 159 are effective as of the beginning of the Company’s 2008 fiscal year. The Company is currently evaluating the impact of adopting SFAS No. 159 on its financial statements.

(a)    Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sona Mobile, Sona Mobile’s wholly-owned subsidiary, Innovations, and the Company’s wholly owned United Kingdom subsidiary, Sona Ltd. All inter-company accounts and transactions have been eliminated in consolidation.

(b)    Cash and cash equivalents

Cash and cash equivalents are comprised of cash and term deposits with original maturity dates of less than 90 days. Cash and cash equivalents are stated at cost, which approximates market value, and are concentrated in three major financial institutions.

(c)    Foreign currency translation

The functional currency is the U.S. dollar as that is the currency in which the Company primarily generates revenue and expends cash. In accordance with the provisions of SFAS No. 52, ‘‘Foreign Currency Translation,’’ assets and liabilities denominated in a foreign currency have been translated at the period end rate of exchange. Revenue and expense items have been translated at the transaction date rate. For Innovations and Sona Ltd., which use their local currencies (Canadian dollar and British pound, respectively) as their functional currency, the resulting translation adjustments are included in other comprehensive income because they are foreign self-sustaining operations. Other gains or losses resulting from foreign exchange transactions are reflected in earnings.

(d)    Property and equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of three to five years.

(e)    Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

(f)    Software rights

Software rights were recorded at the excess of the purchase price for Innovations, purchased in 2003, over the fair value of that company’s identifiable net tangible assets. During 2004 and 2005, the software rights were amortized on a straight-line basis assuming a four-year life. In 2005, we determined that our technology had moved beyond the levels for which these software rights were originally acquired. Accordingly, these software rights were written off as of December 31, 2005. In April 2006, the Company completed the acquisition of certain software from Digital Wasabi, LLC. The software, which has not been fully developed, is intended to facilitate the playing of certain

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 3.     Summary of Significant Accounting Policies   (cont'd)

games of chance, such as bingo and poker, on mobile wireless communication devices. The in-process purchased software does not meet the criteria for capitalization as prescribed in SFAS 86 and as such was expensed in the quarter of acquisition.

(g)    Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, ‘‘Accounting for Income Taxes,’’ which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed periodically for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(h)    Revenue recognition

The Company derives revenue from license and service fees related to customization and implementation of the software being licensed. License fees are recognized in accordance with Statement of Position (‘‘SOP’’) 97-2, ‘‘Software Revenue Recognition,’’ as amended by SOP 98-4 and SOP 98-9, and in certain instances in accordance with SOP 81-1, ‘‘Accounting for Performance of Construction-Type and Certain Production-Type Contracts.’’ Service fees on contracts when future development is required are recorded on a percentage of completion or completed-contract basis depending on whether or not reliable estimates of the costs to complete the work can be obtained. License fees are recognized when the rights to use the software transfer, as long as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is probable. When license fees are not fixed and determinable, they are recognized over the service period as they become determinable. The deferred revenues are amounts received prior to completion of service.

(i)    Research and development costs

The Company incurs costs on activities that relate to research and the development of new products. Research costs are expensed as they are incurred. Costs are reduced by tax credits where applicable. Development costs to establish the technological feasibility of software applications developed by the Company are charged to expense as incurred. In accordance with SFAS 86, certain costs incurred subsequent to achieving technological feasibility are capitalized. Accordingly, a portion of the internal labor costs and external consulting costs associated with essential wireless software development and enhancement activities are capitalized. Costs associated with conceptual design and feasibility assessments as well as maintenance and routine changes are expensed as incurred. Capitalized costs are amortized based on current or future revenue for each product with an annual minimum equal to the straight-line basis over the estimated economic lives of the applications, not to exceed 5 years and are periodically evaluated for impairment. Development costs for the years ended December 31, 2006 and 2005 were $2,002,121 and $894,287 respectively. As of December 31, 2006, the Company did not have any software development projects where the product being developed meets the criteria for capitalization.

(j)    Stock based compensation

As of January 1, 2006, the Company adopted the provisions of, and accounts for stock-based compensation in accordance with, the Financial Accounting Standards Board’s (‘‘FASB’’) Statement of Financial Accounting Standards No. 123 — revised 2004 (‘‘SFAS 123R’’), ‘‘Share-Based Payment’’ which replaced Statement of Financial Accounting Standards No. 123 (‘‘SFAS 123’’), ‘‘Accounting for

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 3.     Summary of Significant Accounting Policies   (cont'd)

Stock-Based Compensation’’ and supersedes APB Opinion No. 25, ‘‘Accounting for Stock Issued to Employees.’’ Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The Company elected the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures, as adjusted for estimated forfeitures.

Under the modified-prospective method allowed by SFAS 123R, the Company is to disclose on a pro forma basis the impact of the adoption of SFAS 123R on the prior period. The fourth quarter of 2005 was the only prior period where stock option expense would have been recognized, if SFAS 123R had been adopted by the Company at that point in time. The pro forma expense for the quarter ended December 31, 2005 would be $345,735. There was no FAS123 pro forma stock option expense for the first, second or third quarters of 2005. During fiscal 2006 the Company issued stock options to directors, officers, and employees under the Amended and Restated Stock Option Plan of 2000 and the 2006 Incentive Plan as described in Note 12 to our consolidated financial statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model, using a range of risk-free interest rates of 4.24% – 5.17%, option terms ranging from 3 to 4 years, expected volatility of 65% and no dividend.

The following table illustrates the effect on net loss as if the Company had applied the fair value recognition provisions of SFAS 123R to stock based employee compensation for the fiscal year ended December 31, 2005. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model, assuming a risk-free interest rate of 4.24% – 4.83%, a three-year term, 65% volatility, and no expected dividend rate.

2005
Net loss, as reported	$(6,746,485)
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	345,735
Pro forma net loss	$(7,092,220)
Basic and diluted net loss per common share:
As reported	$(0.22)
Pro forma	$(0.23)

(k)    Reclassifications

Certain reclassifications of previously reported amounts have been made to conform to the current year’s presentation.

(l)    Derivatives

The Company follows the provisions of SFAS No. 133 ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (SFAS No. 133) along with related interpretations EITF No. 00-19 ‘‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock’’ (EITF 00-19) and EITF No. 05-2 ‘‘The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue No. 00-19’’ (EITF 05-2). SFAS No. 133 requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivative’s fair value

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 3.     Summary of Significant Accounting Policies   (cont'd)

recognized currently in earnings unless specific hedge accounting criteria are met. The Company values these derivative securities under the fair value method at the end of each quarter, and their value is marked to market at the end of each reporting period with the gain or loss recognition recorded against earnings. The Company continues to revalue these instruments each quarter to reflect their current value in light of the current market price of our common stock. The Company uses the Black-Scholes option-pricing model to determine fair value. Key assumptions of the Black-Scholes option-pricing model include applicable volatility rates, risk-free interest rates and the instrument’s expected remaining life. These assumptions require significant management judgment. At December 31, 2006, there were no derivative instruments reported on the Company’s balance sheet.

Note 4.    Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Receivables arising from sales to customers are not collateralized and, as a result, management continually monitors the financial condition of its customers to reduce the risk of loss. Customer account balances with invoices dated over 90 days are considered delinquent. The Company maintains reserves for potential credit losses based upon its loss history, its aging analysis and specific account review. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Such losses have been within management’s expectations. The Company has some exposure to a concentration of credit risk as it relates to specific industry segments, as historically its customers have been primarily concentrated in the financial services industry. During 2006 and 2005, three customers comprised approximately 60% and 70%, respectively, of the Company’s revenue. Since revenues are derived in large part from single projects, the Company bears some credit risk due to a high concentration of revenues from individual customers. In 2006, 60% of total revenues were generated from customers individually representing over 10% of total revenue. In 2005, 91% of total revenues were generated from customers individually representing over 10% of total revenue.

We had a balance of $25,531 in our Allowance for Doubtful Accounts provision as of December 31, 2006. There was a total of $22,792 bad debt write offs against the provision in 2006 and net incremental provisions of $10,844 were booked in the current year. In the prior year, we had a balance of $37,479 in our Allowance for Doubtful Accounts provision as of December 31, 2005. This balance consists entirely of provisions made in 2005. There were no bad debt write offs against the provision in 2005.

Note 5.    Stockholders’ Equity

On the Merger Date, the Company issued 568,140 shares of its Series A Stock in connection with the Merger. At the annual shareholders meeting on November 17, 2005, the Company’s stockholders approved an amendment to the Company’s Certificate of Incorporation increasing the number of authorized shares of Common Stock from 10,000,000 to 90,000,000. In accordance with the terms of the Merger Agreement, the 568,140 shares of the Series A Stock were automatically converted into 27,334,165 shares of Common Stock at that date.

In January 2006, the Company sold 2,307,693 shares of common stock and a warrant to purchase 1,200,000 shares of our common stock to Shuffle Master, Inc. (‘‘Shuffle Master’’) for $3.0 million. This warrant has an exercise price of $2.025 per share and expires on July 12, 2007. Using the Black-Scholes option model, the accompanying warrants were valued at $1,335,600 using a volatility of 65%, a term of 18 months, an expected dividend yield of 0% and a risk-free interest rate of 4.4%.

During fiscal 2006, a total of 43,334 stock options during the fiscal year were exercised resulting in total proceeds to the Company of $69,334. A total of 457,778 shares of restricted stocks were issued to

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 5.    Stockholders’ Equity   (cont'd)

directors, officers and employees under the Company’s compensation plans. Other stock transactions in 2006 included the issuance of 800,000 shares for the purchase of technology from Digital Wasabi. No cash proceeds were received in connection with these issuances of restricted stock and the stock was valued relative to the market price on the date of issuance

On July 7, 2006 the Company closed a private placement to accredited investors whereby it sold 16,943,323 shares of common stock and warrants to purchase 8,471,657 shares of common stock for net proceeds of approximately $9.3 million after payment of commissions, as well as legal and accounting expenses. The warrants have an exercise price of $0.83 per share, subject to downward adjustment if the Company does not meet specified annual revenue targets, and are exercisable at any time during the period commencing July 7, 2006 and ending July 7, 2011. As of December 31, 2006, as a result of the Company not meeting the specified revenue targets, the exercise price of the warrants have been adjusted downwards to $0.70 per share. The warrants were valued at $3,114,595 using the Black-Scholes option-pricing model, assuming a risk-free interest rate of 5.10%, a five-year expected life, a volatility rate of 65%, and a dividend yield of 0%. The remainder of the net proceeds from the financing was credited to common stock and additional paid in capital.

The Company used $300,000 of the funds raised on July 7, 2006 to repurchase 650,000 shares of common stock from its former chief executive officer, John Bush. The shares have been classified as treasury shares and will be used when share issuances for restricted stock and stock option exercises occur. During fiscal 2006, 288,333 of the repurchased shares were used for some of the above mentioned issuances of restricted stock to employees and directors.

Series B Stock Warrants

In June 2005, the Company sold 3,848.7 shares of Series B Convertible Preferred Stock and warrants to purchase 962,175 shares of its common stock to accredited investors for gross proceeds of $5.05 million (the ‘‘Series B Financing’’). The Series B Convertible Preferred Stock was converted into 3,848,700 shares of common stock on November 17, 2005 at the annual meeting of the Company’s shareholders after the stockholders approved an amendment to the Company’s Certificate of Incorporation increasing the number of authorized shares of Common Stock from 10,000,000 to 90,000,000. In accordance with the terms of the Series B Financing, the 3,848.7 shares of the Series B Preferred Stock were automatically converted into 3,848,700 shares of Common Stock at that date. As part of the financing transaction, the Company agreed to register and did register for resale the shares of common stock underlying the Series B Preferred Stock and the Series B Warrants. The registration statement became effective on April 24, 2006. During the second quarter of 2006, the Company issued an additional 8,553 Series B warrants to the Series B investors because the registration statement was not declared effective by April 19, 2006, as required by the Series B financing agreements.

From the date of issuance through the quarter ended March 31, 2006, the warrants issued in the Series B Financing were classed as a liability in accordance with the provisions of SFAS 133, SFAS 150 and EITF 00-19. These standards require the Company to re-measure the value at the end of each reporting period with the resulting increase or decrease to the liability reported as a component of the Consolidated Statements of Operation and Comprehensive Loss. As a result of the increase in the value of the warrants since issuance to the quarter ended March 31, 2006, a cumulative revaluation expense of $246,675 was included in Other Income and Expense. This included $146,655 for the first quarter of 2006 and $100,020 which was booked in 2005.

Upon the effectiveness of the resale registration statement on April 24, 2006, which included the shares of common stock underlying the warrants issued in the Series B Financing, the Company determined that the provisions of EITF 00-19 allow the Company to reclassify these financial instruments as equity. In accordance with the EITF, the warrants were valued as of the date of the effectiveness of the registration statement and were reclassified as equity. The gain of $614,981 as a result of the April 24, 2006 valuation was charged to other income.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 5.    Stockholders’ Equity   (cont'd)

The warrants issued in the Series B Financing had an exercise price of $1.968 per share. The issuance of the shares to Shuffle Master in January 2006 at a share price of $1.30 per share and the issuance of 16,943,332 shares at $0.60 in the July 2006 private placement financing triggered an anti-dilution provision of those warrants. As such, the revised exercise price for the Series B Warrants is $1.542 per share as of December 31, 2006.

Note 6.    Earnings per Share

Basic earnings (loss) per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity.

The calculation of diluted earnings (loss) per share did not include 5,869,277 shares of the Company’s common stock issuable upon the exercise of options nor did it include the 10,642,385 shares issuable upon exercise of the common stock warrants, as their inclusion in the calculation would be anti-dilutive.

Note 7.    Commitments

Lease commitments.    The Company leases office space in Toronto, Ontario and Boulder, Colorado. The Company was released from its lease obligation in New York, New York, which was to expire at the end of December 2007, at the end of September 2006. The Company is currently leasing space in New York, New York on a short-term basis under a lease which runs to May 2007, for our corporate headquarters and sales and support functions. The Company intends to renew its lease on substantially the same terms on a short-term basis when the current lease agreement expires. The Toronto office will be moving to a new location in Toronto on a 5-year lease commencing March 1, 2007. Office lease payments for the fiscal year ended 2006 and 2005 were approximately $602,633 and $277,878, respectively. In addition, the Company leases an apartment in Las Vegas, Nevada, which runs to October 31, 2007 as a cost effective way to house employees during frequent business visits to Las Vegas. The Company also leases office equipment. These leases have been classified as operating leases. Office equipment lease expenses for the fiscal years ended 2006 and 2005 were approximately $85,317 and $6,263, respectively. Future lease commitments by year are as follows:

Future Lease Commitments by Year

(US$)

	2007	2008	2009	2010	2011
Office Space Leases:
United States	$153,682	$67,938	$74,732	$62,059	$—
Canada	58,364	95,949	98,911	101,921	104,982
Total Office Space	212,046	163,887	173,642	163,980	104,982
Office Equipment	141,599	141,307	60,458	590	—
Total Lease Commitments	$353,645	$305,194	$234,100	$164,570	$104,982

Purchase commitments.    On September 1, 2006, the Company entered into a Private Label Partner Agreement (the ‘‘Agreement’’) with Motorola, Inc. pursuant to which the Company has the exclusive right to purchase certain private label wireless solution products from Motorola to support

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 7.    Commitments   (cont'd)

the Company’s development of a secure wireless handheld gaming system. The Agreement requires that the Company purchase a specified minimum number of units over the three-year term of the Agreement. In the event such minimum purchase requirement is not met, Motorola has the right to adjust the unit purchase price to a level commensurate with the Company’s volume and the private label exclusivity under the Agreement will be void. The Company believes that in the event of either the loss of private label exclusivity or the renegotiation of the unit purchase price, its financial statements would not be materially affected.

Note 8.    Financial Instruments

The Company’s financial instruments include of cash & cash equivalents, accounts receivable and accounts payable. The reported book value of all financial instruments approximates fair values, due to their short term nature.

The Company is subject to credit risk with respect to its accounts receivable to the extent that debtors do not meet their obligations. The Company monitors the age of its accounts receivable and may delay development or terminate information fees if debtors do not meet payment terms. The common stock purchase warrants which were classed as a liability at December 31, 2005, were carried on the balance sheet at that date at their estimated fair value.

The Company is subject to foreign currency risk with respect to financial instruments denominated in a foreign currency. As of December 31, 2006, approximately 6% of the Company’s assets and 40% of its liabilities were denominated in Canadian dollars and exposed to foreign currency fluctuations.

Note 9.    Other income and expenses

During fiscal 2006, other income and expense included expenses of $597,652 related to the write off of in-process technology which was acquired from Digital Wasabi in April 2006, as it did not meet the criteria for capitalization as prescribed in SFAS 86. Also, included was $468,326 of other income relating to the revaluation of warrants carried as a liability on the balance sheet in accordance with EITF 00-19. Other amounts included in other income and expenses included $76,198 of expense related to foreign exchange transaction losses and $12,164 of income related to research and development tax credits in 2006.

The 2005 other expense amount of $100,020 relates to the revaluation of the aforementioned warrants in the third and fourth quarters of that year.

Note 10.    Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (‘‘SFAS’’) No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Under the liability method, deferred income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

A reconciliation of the federal statutory income tax rate to the effective income tax rate on loss from continuing operations is as follows:

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 10.    Income Taxes   (cont'd)

	2006	2005
Estimated tax rate (U.S, State, and foreign)	38%	37%
Adjustments:
Non-deductible expenses	(3)%	(0)%
Change in valuation allowance	(35)%	(37)%
Total benefit (provision)	0%	0%

Changes in the deferred tax balances and the deferred tax valuation allowances for the years ended December 31, 2000 and 2005 were as follows:

	2006	2005
Deferred tax assets	2,448,950	224,977
Change in net operating loss carryforward	3,141,307	2,223,973
Impact of non-deductable expenses	(229,435)	—
Total Deferred tax assets	5,360,823	2,448,950
Less valuation allowance	(5,360,823)	(2,448,950)
Net deferred tax asset	—	—

Deferred tax benefits arising from net operating loss carry forwards were determined using the applicable statutory rates in the various tax jurisdictions in which we operate. At December 31, 2006, the Company had net deferred tax assets of approximately $5,360,823 arising from net operating loss (‘‘NOL’’) carry forwards. Of the $5,360,823 NOL $3,592,689 relates to tax losses incurred in the U.S and $1,768,134 relates to Canadian tax losses. The NOL carry forwards, which are available to offset future profits of the Company begin to expire in 2010 if not utilized and expire in varying amounts through 2025. These deferred taxes benefits are fully offset by valuation allowances as there can be no assurance that the Company will earn sufficient future profits to utilize the loss carry forwards.

Note 11.    Amounts due to Affiliated Parties and Related Party Transactions

At the end of fiscal 2005, Accrued Liabilities included a balance due to a former officer and shareholder of the Company of $81,423, which was non-interest bearing and unsecured with no specific terms of repayment. This amount related to compensation earned but not paid in 2004. The amount payable to the officers was fully repaid during fiscal 2006 with a final payment on July 19, 2006 as part of a mutual separation agreement which also included severance pay of $150,000 to be paid on a pro rata basis over the period from July 2006 to May 2007.

In fiscal 2006 the Company paid consulting fees and director fees of $202,500 and $34,625 respectively, to former directors and officers of the Company. Total consultant fees paid included $95,000 to Mr. Glinsman, a former officer and director, $20,000 to Bryan Maizlish, a former director, $52,500 to John Bush, a former officer and director, and $35,000 to Frank Fanzilli, a former director. At the end of fiscal 2006, Accrued Liabilities included a balance of $30,000 due to a former director for consulting fees.

During fiscal 2006, payments of $57,736 were made to Shuffle Master (a 10% beneficial shareholder whose President has been a member of our board of directors since March 28, 2006). These payments were entirely for the reimbursement of expenses paid by Shuffle Master on behalf of the Company, relating to the development and certification of the wireless gaming platform.

Note 12.    Stock-Based Compensation

The Company’s 2006 Incentive Plan (the ‘‘2006 Plan’’), which is stockholder approved, permits the grant of options, restricted stock, and other stock awards to its directors, officers, and employees for

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 12.    Stock-Based Compensation   (cont'd)

up to 7 million shares of common stock. The Company believes such awards align the interest of its directors, officers, and employees with those of its shareholders and encourage directors, officers, and employees to act as equity owners of the Company. Prior to the adoption of the 2006 Plan, the Company had an Amendment and Restated Stock Option Plan of 2000, which was terminated with respect to future grants effective upon the stockholder’s approval of the 2006 Plan in September 2006.

Stock Options

Options awards are generally granted with exercise price equal to, or in excess of, fair market value at the date of grant. Accordingly, in accordance with SFAS 123 (R) and related interpretations, compensation expense is recognized for the stock option grants. Generally, the options become exercisable on a prorated basis over a one to four year vesting period, and expire within 10 year after the grant date.

The Company estimates the fair value of stock options using a Black-Scholes valuation model, consistent with the provision of SFAS 123 (R). Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the Company’s stock the risk-free rate and the Company’s divided yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimate of fair value made by the Company. The fair value of each stock option grant was estimated at the date of grant using a Black-Scholes option pricing model. The following table presents the weighted-average assumptions used for options granted:

	2006	2005
Option term (years)	3 – 4 years	3 years
Risk-free interest rate	4.61%	4.24%
Volatility	65.0%	65.0%
Dividend yield	0.0%	0.0%
Per-share fair value	$0.25	$0.74

As of December 31, 2006, the number of outstanding stock options as a percentage of the number of outstanding shares was approximately 10.2%. During fiscal 2006 a total of 4,883,500 stock options were granted to directors, officers, and employees under the 2006 Plan. The following table summarizes option transactions under the Company’s stock option plans during fiscal 2005 and fiscal 2006:

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 12.    Stock-Based Compensation   (cont'd)

	Number of Shares	Weighted Average Exercise Price
Outstanding at April 19, 2005 (Merger Date)	249,000	$1.003
Granted to directors	25,000	1.340
Granted to officers	737,665	1.600
Granted to employees & contractors	960,000	1.600
Cancelled	(46,665)	1.600
Outstanding, December 31, 2005	1,925,000	1.519
Granted to directors	240,000	0.673
Granted to officers	3,750,000	0.644
Granted to employees	893,500	0.666
Exercised	(43,334)	1.600
Cancelled	(895,889)	1.442
Outstanding, December 31, 2006	5,869,277	0.807

Information regarding the stock options outstanding at December 31, 2006 is summarized below:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.52 – 0.99	4,823,500	9.55 years	$0.645	180,833	$0.642
$1.00 – 1.99	1,036,777	3.43 years	1.542	761,785	1.521
$2.00 – 3.43	9,000	2.93 years	2.747	7,750	2.835
	5,869,277	8.46 years	0.807	950,368	1.365

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 was nil and nil respectively, as all outstanding options had an exercise price less than the market price at that time.

Restricted Stock Awards

In accordance with the compensation plan for directors adopted by the Board on July 19, 2005 and amended on August 3, 2006, the three new non-employee directors in 2006, immediately upon election to the Board, each received 40,000 shares of common stock, of which 20,000 shares vested immediately and 20,000 will vest on the first anniversary of his election to the Board. In addition, Jeffrey Branman, by virtue of his appointment as Chairman of the Audit Committee was awarded an additional 60,000 shares of which 30,000 vested immediately and 30,000 will vest after one year. In addition, Bryan Maizlish was issued 40,000 shares of restricted stock on March 28, 2006 in recognition of his re-election to the board on November 17, 2005. These 220,000 shares of common stock were valued at the estimated fair market value (closing market price less an estimated 30% lack of marketability discount) on the date of grant and are charged as stock compensation expense over the vesting period. The discount was based upon our consultation with an independent valuation expert.

In the first quarter of 2006, an employee opted to receive stock in lieu of salary for three months and was issued 20,000 shares of stock that had a market value of $41,000 on the date of issue. The market value of the stock was credited to additional paid in capital in the first quarter of 2006, with the corresponding amount being charged to compensation expense. In addition, during the first quarter a total of 80,000 restricted shares were issued to two directors in part of their director compensation plan. In the second quarter of 2006, 27,778 shares were issued to the former CFO, in

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 12.    Stock-Based Compensation   (cont'd)

recognition of the vested portion of stock grants promised in his employment contract. The stock was vested immediately and as such, an amount was charged to stock compensation expense equal to the market value of the stock on the date of issue. In the third quarter of 2006, 148,333 shares of restricted common stock were issued to employees of the Company per the terms of employment contracts and 140,000 shares were issued to newly appointed directors per the terms of the compensation plan for directors as further amended on September 29, 2006. During the fourth quarter of 2006, 41,667 restricted stocks were issued to a former employee in relation to the individual’s employment contract. All the restricted stock issued was valued at the estimated fair market value on the date of the respective grants and is being charged as stock compensation expense over the vesting period. The determination of fair market value was based upon our consultation with an independent valuation expert. Compensation expense recognized for the amortization of stock-based compensation was $352,020 in fiscal 2006 and $123,000 in fiscal 2005.

Note 13.    Segment and Geographical Information

As described in Note 2, the Company primarily markets its products and services to two different sales verticals. However, management has determined that the Company operates as one business segment which focuses on the development, sale and marketing of wireless application software. The company currently maintains development, sales and marketing operations in the United States and Canada. The following financial information concerning our operations by geographic segment for the years ended December 31, 2006 and 2005:

Revenue	2006	2005
North America	$310,957	$460,778
Latin America	8,783	—
Europe	78,393	104,710
Total	$398,134	$565,489

Revenue by geographic segment is determined based on the location of our customer. For the year ended December 31, 2006 and 2005, sales to customers in North America accounted for 78% and 81% of total revenues respectively; while sales outside North America accounted for 22% and 19% of total revenue respectively.

Property and Equipment	2006	2005
United States	$49,804	$105,699
Canada	32,994	57,355
Total	$82,798	$163,054

Property and equipment includes only assets held for use, and is reported by geography based on the physical location of the assets at the end of the fiscal year. As of December 31, 2006, property and equipment were held only in the United States and Canada.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

Note 14.    Accrued Liabilities and Payroll

Accrued Liabilities and Payroll consist of, as at December 31:

	2006	2005
Accrued payroll and related expenses	$211,021	$175,445
Accrued professional fees	157,943	264,470
Accrued vendor obligations	32,334	261,291
Other taxes payable	11,499	—
Total	$412,796	$701,206

Note 15.    Deferred Revenue

Deferred revenue occurs when the Company has invoiced customers for project work that has not been completed at the balance sheet date. The Company’s deferred revenue balances for 2006 and 2005 were $389,562 and $130,287, respectively.

Note 16.    Subsequent Event

In January 2006, we entered into a strategic alliance distribution and licensing agreement with Shuffle Master. The licensing agreement was amended and restated in its entirety, as was a master services agreement, effective February 28, 2007. Under the terms of the amended agreements both the Company and Shuffle Master are permitted to distribute, market and sell the Casino On Demand Wireless Gaming System to gaming venues worldwide. Additionally, our Company has been granted a non-exclusive worldwide license to offer Shuffle Master’s proprietary table game content on the platform, and the Company has granted Shuffle Master a non-exclusive worldwide license to certain Sona-developed wireless platform software and enhancements that support the integration and mobilization of casino gaming applications into in-casino wireless gaming delivery systems.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

At September 30, 2007
(unaudited)
Assets
Current:
Cash and cash equivalents	$1,306,826
Accounts receivable (net of allowance for doubtful accounts of $21,568)	176,297
Tax credits receivable	51,037
Prepaid expenses & deposits	88,144
Total current assets	1,622,304
Property and equipment:
Computer equipment	166,005
Furniture and equipment	88,151
Less: accumulated depreciation	(97,425)
Total property and equipment	156,731
Software development costs (Note 3(i))	471,988
Total Assets	$2,251,023
Liabilities and Stockholders’ Equity
Current:
Accounts payable	$440,897
Accrued liabilities & payroll (Note 13)	518,117
Deferred revenue (Note 14)	154,525
Total current liabilities	1,113,539
Total Liabilities	1,113,539
Stockholders’ equity:
Preferred Stock – 2,000,000 shares authorized, par value $.01 per share – no shares issued and outstanding	—
Common Stock – 120,000,000 shares authorized, par value $.01 per share – 57,832,857 shares issued and outstanding	578,328
Additional paid-in capital	17,308,244
Common Stock purchase warrants	3,399,365
Unamortized stock based compensation	(9,333)
Accumulated other comprehensive (loss)	(89,239)
Accumulated deficit	(20,049,881)
Total stockholders’ equity	1,137,484
Total Liabilities and Stockholders’ Equity	$2,251,023

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenue	$433,300	53,380	$848,609	344,133
Operating expenses
Depreciation and amortization	17,996	9,607	46,003	26,394
General and administrative expenses	501,024	709,944	1,742,747	2,010,002
Professional fees	263,483	303,010	889,274	903,096
Development expenses	574,965	629,301	1,492,142	1,382,995
Selling and marketing expenses	207,647	454,400	853,610	2,694,047
Total operating expenses	1,565,115	2,106,262	5,023,776	7,016,534
Operating loss	(1,131,815)	(2,052,882)	(4,175,167)	(6,672,401)
Interest income	21,554	70,620	116,549	107,273
Interest expense	—	(785)	(464)	(2,751)
Other income and (expense)	(7,810)	(8,875)	(17,441)	44,315
Net loss	$(1,118,071)	(1,991,922)	$(4,076,523)	(6,523,564)
Foreign currency translation adjustment	(13,532)	(978)	(38,377)	(191,035)
Comprehensive loss	$(1,131,603)	(1,992,900)	$(4,114,900)	(6,714,600)
Net loss per share of common stock – basic and diluted	$(0.02)	(0.04)	$(0.07)	(0.14)
Weighted average number of shares of common stock outstanding – basic and diluted (Note 6)	57,830,900	56,661,607	57,806,642	45,825,053

See accompanying notes to consolidated financial statements.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2007	2006
	(unaudited)	(unaudited)
Cash provided by (used in):
Operating activities
Net loss	$(4,076,523)	$(6,523,564)
Adjustments for:
Depreciation and amortization	46,003	26,394
Loss on disposal of fixed assets	5,171	—
Write-off of in-process purchased technology	—	597,652
Amortization of restricted stock-based compensation	8,200	302,709
Stock based compensation	258,196	237,734
Gain on revaluation of common stock purchase warrants	—	(465,333)
Changes in non-cash working capital assets and liabilities:
Accounts receivable, net	28,082	328,405
Tax credits receivable	(7,469)	(14,628)
Prepaid expenses & deposits	7,823	(125,024)
Accounts payable	90,522	(117,059)
Accrued liabilities & payroll	105,321	(83,164)
Deferred revenue	(235,037)	53,227
Net cash used in operating activities	(3,769,711)	(5,782,651)
Investing activities
Software development costs	(471,988)	—
Acquisition of property & equipment	(99,419)	(31,037)
Net cash used in investing activities	(571,407)	(31,037)
Financing activities
Proceeds from the sale of common stock	—	7,802,146
Proceeds from exercise of stock options	—	69,334
Proceeds from the issuance of common stock purchase warrants	—	4,450,195
Repurchase of common stock from shareholder	—	(300,000)
Net cash provided by financing activities	—	12,021,675
Effect of exchange rate changes on cash & cash equivalents	(34,218)	(192,294)
Change in cash & cash equivalents during the period	(4,375,336)	6,015,693
Cash & cash equivalents, beginning of period	5,682,162	1,286,912
Cash & cash equivalents, end of period	$1,306,826	$7,302,605

There were no amounts paid in cash for taxes or interest in the nine month periods ended September 30, 2007 or 2006.

In the second quarter of 2006, warrants with a balance sheet value of $896,758 were reclassified from liability to equity in accordance with the provisions of EITF 00-19.

See accompanying notes to consolidated financial statements.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1.    Going Concern and Management’s Plans

The accompanying consolidated financial statements of Sona Mobile Holdings Corp. (the ‘‘Company’’) have been prepared assuming that the Company will continue as a going concern. However, since its inception in November 2003, the Company has generated minimal revenue, has incurred substantial losses and has not generated any positive cash flow from operations. The Company has relied upon the sale of shares of equity securities to fund its operations. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

At September 30, 2007, the Company had total cash and cash equivalents of $1.3 million held in current and short-term deposit accounts. Management believes that based on the current level of spending, this cash will only be sufficient to fund the Company’s operations until December 2007. Based on the current business plan, the Company will be obligated to seek additional financing before that time. There can be no assurance that the Company will be able to successfully implement its plans to raise additional capital or to increase revenue. The Company may not be able to obtain additional capital or generate new revenue opportunities on a timely basis, on favorable terms, or at all. If the Company cannot successfully implement its plans, the Company’s liquidity, financial condition and business prospects will be materially and adversely affected and the Company may have to cease operations.

Note 2.    Company Background and Description of Business

Sona Mobile, Inc. (‘‘Sona Mobile’’) was formed under the laws of the State of Washington in November 2003 for the purpose of acquiring Sona Innovations, Inc. (‘‘Innovations’’), which it did in December 2003. On April 19, 2005, Sona Mobile merged (the ‘‘Merger’’) with and into PerfectData Acquisition Corporation, a Delaware corporation (‘‘PAC’’) and a wholly-owned subsidiary of PerfectData Corporation, also a Delaware corporation (‘‘PerfectData’’). Under the terms of that certain Agreement and Plan of Merger dated as of March 7, 2005, (i) PAC was the surviving company but changed its name to Sona Mobile, Inc.; (ii) the pre-merger shareholders of Sona Mobile received stock in PerfectData representing 80% of the voting power in PAC post-merger; (iii) all of PerfectData’s officers resigned and Sona Mobile’s pre-merger officers were appointed as the new officers of PerfectData; and (iv) four of the five persons serving as directors of PerfectData resigned and the remaining director appointed the three pre-merger directors of Sona Mobile to the PerfectData Board of Directors. In November 2005, PerfectData changed its name to ‘‘Sona Mobile Holdings Corp.’’

At the time of the Merger, PerfectData was essentially a shell company that was not engaged in an active business. Upon completion of the Merger, PerfectData’s only business was the historical business of Sona Mobile and the pre-merger shareholders of Sona Mobile controlled PerfectData. Accordingly, Sona Mobile was deemed the accounting acquirer and the Merger was accounted for as a reverse acquisition of a public shell and a recapitalization of Sona Mobile. No goodwill was recorded in connection with the Merger and the costs were accounted for as a reduction of additional paid-in-capital. The pre-merger financial statements of Sona Mobile are treated as the historical financial statements of the combined companies and its historical stockholders’ equity was adjusted to reflect the new capital structure.

The Company is a wireless software and service provider specializing in value-added services to data-intensive vertical and horizontal market segments. The Company develops and markets wireless data applications for mobile devices in the rapidly growing wireless data marketplace. The Company operates as one business segment focused on the development, sale and marketing of wireless application software.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2.    Company Background and Description of Business (cont'd)

The Company’s value proposition is to unlock, integrate and seamlessly deliver all types of data to wireless devices, whether streaming financial markets data for the investment banking industry, complex databases and enterprise applications for supporting all areas of a corporate organization or live television and digital radio delivery to the growing consumer market via channel and content partners – anytime, anywhere. The Company markets its products and services principally to two large vertical markets.

•    Gaming and entertainment.    The Company proposes to (i) deliver casino games wirelessly in designated areas on casino properties; (ii) offer real-time, multiplayer games that accommodate an unlimited number of players; (iii) deliver games on a play-for-free or wagering basis (where permitted by law) on mobile telephone handsets over any carrier network; and (iv) deliver horse and sports wagering applications, where legal, for on-track and off-track wagering, including live streaming video of horse races and other sports events. The Company also proposes to deliver content via channel partners and content partners, including live streaming television, digital radio, specific theme downloads for mobile phones, media downloads and gaming applications.

•    Financial services and enterprise software.    The Company’s products and services extend enterprise applications to the wireless arena, such as customer relationship management systems, sales force automation systems, information technology (IT) service desk and business continuity protocols, all of which the Company believes are delivered in compliance with the current regulatory environment. One of the Company’s primary focuses is to develop solutions for the data-intensive investment banking community and client-facing applications for the retail banking industry.

These products and services are deliverable globally across most of the major cellular networks and prominent wireless device operating systems. The Company’s revenues consist primarily of project, licensing and support fees relating to our Sona Wireless Platform and related end-user wireless application software products made available to enterprises and cellular operators.

In 2006, in conjunction with the Company’s strategic alliance with Shuffle Master and because of the perceived opportunities for wireless applications in the gaming industry, the primary sales and development focus of the Company was switched towards the gaming industry. The Company continues to focus on the financial services and enterprise market sectors for products, customers and verticals where success has previously been experienced or where significant opportunities are perceived to exist.

Note 3.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (‘‘GAAP’’) for interim financial information and with instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. However, in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The unaudited condensed consolidated financial statements herein include the accounts of the Company and its wholly-owned subsidiary, Sona Mobile, as well as Sona Mobile’s wholly-owned subsidiary, Innovations, a Canadian company. All material inter-company accounts and transactions have been eliminated. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006 and the notes thereto included in Form 10-KSB filed with the United States Securities and Exchange Commission on March 29, 2007. Results of consolidated operations for the interim periods are not necessarily indicative of the operating results to be attained for the entire fiscal year.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3.    Summary of Significant Accounting Policies (cont'd)

Recently issued accounting pronouncements

In July 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which provides clarification related to the process associated with accounting for uncertain tax positions recognized in consolidated financial statements. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance related to, among other things, classification, accounting for interest and penalties associated with tax positions, and disclosure requirements. The Company adopted this provision on January 1, 2007. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, there was no accrued interest or penalty associated with any unrecognized tax benefits, nor was any interest expense or penalty recognized during the nine months ended September 30, 2007.

(a)    Principles of consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Sona Mobile and Sona Mobile’s wholly-owned subsidiary, Innovations. All inter-company accounts and transactions have been eliminated in consolidation.

(b)    Cash and cash equivalents

Cash and cash equivalents are comprised of cash and term deposits with original maturity dates of less than 90 days. Cash and cash equivalents are stated at cost, which approximates market value, and are concentrated in three major financial institutions.

(c)    Foreign currency translation

The functional currency is the U.S. dollar as that is the currency in which the Company primarily generates revenue and expends cash. In accordance with the provisions of Statement of Financial Accounting Standards (‘‘SFAS’’) No. 52, ‘‘Foreign Currency Translation,’’ assets and liabilities denominated in a foreign currency have been translated at the period end rate of exchange. Revenue and expense items have been translated at the transaction date rate. For Innovations, which uses its local currency (Canadian dollar) as the functional currency, the resulting translation adjustments are included in other comprehensive income, as the company is a foreign self-sustaining operation. Other gains or losses resulting from foreign exchange transactions are reflected in earnings.

(d)    Property and equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of three to five years.

(e)    Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3.    Summary of Significant Accounting Policies (cont'd)

(f)    Software rights

In April 2006, the Company completed the acquisition of certain software from Digital Wasabi, LLC, a Colorado limited liability company (‘‘Digital Wasabi’’). The software, which has not been fully developed, is intended to facilitate the playing of certain games of chance, such as bingo and poker, on mobile wireless communication devices. The in-process purchased software does not meet the criteria for capitalization as prescribed in SFAS No. 86 ‘‘Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed’’ (‘‘SFAS 86’’) and as such was expensed in the quarter of acquisition.

(g)    Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, ‘‘Accounting for Income Taxes,’’ which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed periodically for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(h)    Revenue recognition

The Company follows specific and detailed guidance in measuring revenue, although certain judgments affect the application of our revenue recognition policy. These judgments include, for example, the determination of a customer’s creditworthiness, whether two separate transactions with a customer should be accounted for as a single transaction, or whether included services are essential to the functionality of a product thereby requiring percentage of completion accounting rather than software accounting.

The Company derives revenue from license and service fees related to customization and implementation of the software being licensed. License fees are recognized in accordance with Statement of Position (‘‘SOP’’) 97-2, ‘‘Software Revenue Recognition,’’ as amended by SOP 98-4 and SOP 98-9, and in certain instances in accordance with SOP 81-1, ‘‘Accounting for Performance of Construction-Type and Certain Production-Type Contracts.’’ We license software under non-cancelable license agreements. License fee revenues are recognized when (a) a non-cancelable license agreement is in force, (b) the product has been delivered, (c) the license fee is fixed or determinable and (d) collection is reasonably assured. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer.

Residual Method Accounting.    In software arrangements that include multiple elements (e.g., license rights and technical support services), we allocate the total fees among each of the elements using the ‘‘residual’’ method of accounting. Under this method, revenue allocated to undelivered elements is based on vendor-specific objective evidence of fair value of such undelivered elements, and the residual revenue is allocated to the delivered elements. Vendor specific objective evidence of fair value for such undelivered elements is based upon the price we charge for such product or service when it is sold separately. We may modify our pricing practices in the future, which would result in changes to our vendor specific objective evidence. As a result, future revenue associated with multiple element arrangements could differ significantly from our historical results.

Percentage of Completion Accounting.    Fees from licenses sold together with consulting services are generally recognized upon shipment of the licenses, provided (i) the criteria described in subparagraphs (a) through (d) in the second paragraph under ‘‘Revenue Recognition’’ above are met;

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3.    Summary of Significant Accounting Policies (cont'd)

(ii) payment of the license fee is not dependent upon performance of the consulting services; and (iii) the consulting services are not essential to the functionality of the licensed software. If the services are essential to the functionality of the software, or performance of services is a condition to payment of license fees, both the software license and consulting fees are recognized under the ‘‘percentage of completion’’ method of contract accounting. Under this method, we are required to estimate the number of total hours needed to complete a project, and revenues and profits are recognized based on the percentage of total contract hours as they are completed. Due to the complexity involved in the estimating process, revenues and profits recognized under the percentage of completion method of accounting are subject to revision as contract phases are actually completed. Historically, these revisions have not been material.

Sublicense Revenues.    We recognize sublicense fees as reported by our licensees. License fees for certain application development and data access tools are recognized upon direct shipment by us to the end user or upon direct shipment to the reseller for resale to the end user. If collection is not reasonably assured in advance, revenue is recognized only when sublicense fees are actually collected.

Service Revenues.    Technical support revenues are recognized ratably over the term of the related support agreement, which in most cases is one year. Revenues from consulting services subjected to time and materials contracts, including training, are recognized as services are performed. Revenues from other contract services are generally recognized based on the proportional performance of the project, with performance measured based on hours of work performed.

(ii)    Research and software development costs

The Company incurs costs on activities that relate to research and the development of new software products. Research costs are expensed as they are incurred. Costs are reduced by tax credits where applicable. Software development costs to establish the technological feasibility of software applications developed by the Company are charged to expense as incurred. In accordance with SFAS 86, certain costs incurred subsequent to achieving technological feasibility are capitalized. Accordingly, a portion of the internal labor costs and external consulting costs associated with essential wireless software development and enhancement activities are capitalized. Costs associated with conceptual design and feasibility assessments as well as maintenance and routine changes are expensed as incurred. Capitalized costs are amortized based on current or future revenue for each product with an annual minimum equal to the straight-line basis of amortization over the estimated economic lives of the applications, not to exceed 5 years. Capitalized software development costs are periodically evaluated for impairment. Gross software development costs for the nine months ended September 30, 2007 and 2006 were $1,964,130 and $1,417,996, respectively. For the three month period ended September 30, 2007, $155,167 of the gross software development costs met the criteria of SFAS 86 for capitalization of software development costs and accordingly were capitalized as of that date with a corresponding reduction of software development expenses for the quarter. Capitalized software development costs were $471,988 as of September 30, 2007. Commercial feasibility was determined to be established on August 31, 2007 with our first installation in Lima, Peru at which point we ceased capitalization.

(m)    Stock-based compensation

As of January 1, 2006, the Company adopted the provisions of, and accounts for stock-based compensation in accordance with, FASB Statement of Financial Accounting Standards No. 123 —  revised 2004 (‘‘SFAS 123R’’), ‘‘Share-Based Payment’’ which replaced Statement of Financial Accounting Standards No. 123 (‘‘SFAS 123’’), ‘‘Accounting for Stock-Based Compensation’’ and supersedes APB Opinion No. 25, ‘‘Accounting for Stock Issued to Employees.’’ Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3.    Summary of Significant Accounting Policies (cont'd)

requisite service period, which is the vesting period. The Company elected the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123R apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures, as adjusted for estimated forfeitures.

During the first, second, and third quarters of fiscal 2007, the Company issued stock options to directors, officers, and employees under the 2006 Incentive Plan (the ‘‘2006 Plan’’) as described in Note 11 to our consolidated financial statements. During the first, second and third quarters of fiscal 2006, the Company issued stock options to directors, officers, and employees under the Amended and Restated Stock Option Plan of 2000 which is also described in Note 11 to our consolidated financial statements. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model.

(n)    Reclassifications

Certain reclassifications of previously reported amounts have been made to conform to the current year’s presentation.

(o)    Derivatives

The Company follows the provisions of SFAS No. 133 ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (‘‘SFAS No. 133’’) along with related interpretations EITF No. 00-19 ‘‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock’’ (‘‘EITF 00-19’’) and EITF No. 05-2 ‘‘The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue No. 00-19’’ (EITF 05-2). SFAS No. 133 requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivative’s fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company values these derivative securities under the fair value method at the end of each reporting period, and their value is marked to market with the gain or loss recognition recorded against earnings. The Company uses the Black-Scholes option-pricing model to determine fair value. Key assumptions of the Black-Scholes option-pricing model include applicable volatility rates, risk-free interest rates and the instrument’s expected remaining life. These assumptions require significant management judgment. At September 30, 2007, there were no derivative instruments reported on the Company’s balance sheet.

Note 4.    Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Receivables arising from sales to customers are not collateralized and, as a result, management continually monitors the financial condition of its customers to reduce the risk of loss. Customer account balances with invoices dated over 90 days are considered delinquent. The Company maintains reserves for potential credit losses based upon its loss history, its aging analysis and specific account review. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Such losses have been within management’s expectations. The Company has some exposure to a concentration of credit risk as it relates to specific industry segments, as historically its customers have been primarily concentrated in the financial services industry. Since revenues are derived in large part from single projects, the Company bears some credit risk due to a high concentration of revenues from individual customers. During the third quarter of fiscal 2007, 89.5% of total revenues were generated from three customers that individually represented over 10% of total revenue each (Customer A – 13.2%, Customer B – 10.8%, Customer C – 65.5%). During the third quarter of fiscal 2006, 83.2% of total revenues were generated from five

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 4.    Concentration of Credit Risk (cont'd)

customers individually representing over 10% of total revenue each (Customer D – 16.7%, Customer E – 24.8%, Customer F – 15.0%, Customer G – 12.6%, Customer H – 14.1%).

We had a balance of $21,568 in our Allowance for Doubtful Accounts provision as of September 30, 2007. This balance consists of provisions made in previous and current quarters. There has been a total of $15,000 of bad debt write-offs against the provision in the nine month period ended September 30, 2007. There was a total of $22,792 of bad debt write offs against the provision in 2006.

Note 5.    Stockholders’ Equity

In January 2006, the Company sold 2,307,693 shares of common stock and a warrant to purchase 1,200,000 shares of our common stock to Shuffle Master, Inc. (‘‘Shuffle Master’’) for $3.0 million. This warrant had an exercise price of $2.025 per share which expired on July 12, 2007 without being exercised. Using the Black-Scholes option-pricing model, the warrant was valued at $1,335,600 using a volatility of 65%, a term of 18 months, an expected dividend yield of 0% and a risk-free interest rate of 4.4%. This amount was reclassified from Common Stock purchase warrants to Additional paid-in capital upon expiration of the warrants in the third quarter of 2007.

Note 6.    Earnings per Share

Basic earnings (loss) per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity.

The calculation of diluted earnings (loss) per share for the three and nine month periods ended September 30, 2007 and 2006 did not include shares of the Company’s common stock issuable upon the exercise of options nor shares issuable upon exercise of common stock warrants, as their inclusion in the calculation would be anti-dilutive. The number of options and warrants outstanding as of September 30, 2007 and 2006 are illustrated in the table below:

Outstanding at September 30,	2007	2006
Stock options	7,102,000	2,316,415
Common stock warrants	9,442,385	10,642,385
Total options and warrants	16,544,385	12,958,800

Note 7.    Commitments

Lease commitments.    The Company leases office space in Toronto, Ontario and Boulder, Colorado which run to February 2012 and September 2010 respectively. The Company is currently leasing space in New York, New York on a short-term basis under a lease which runs to June 2008, for its corporate headquarters and sales and support functions. The Company intends to renew its New York lease on substantially the same terms on a short-term basis when the current lease agreement expires. In addition, the Company leases an apartment in Las Vegas, Nevada, which runs to February 28, 2008, as a cost effective way to house employees during frequent business visits to Las Vegas. Office lease expenses for the three month periods ended September 30, 2007 and 2006 were approximately $99,000 and $149,000, respectively, and $312,000 and $509,000 for the nine month periods ended September 30, 2007 and 2006, respectively. The Company also leases office equipment. These leases have been classified as operating leases. Office equipment lease expenses for the three-month periods ended September 30, 2007 and 2006 were approximately $38,000 and $16,500,

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7.    Commitments (cont'd)

respectively, and approximately $115,000 and $40,000 for the nine month periods ended September 30, 2007 and 2006, respectively. Future lease commitments by year are as follows (2007 amounts are for the remaining three months of fiscal 2007):

Future Lease Commitments by Year
(US$)

	Total	2007	2008	2009	2010	2011	2012+
Office Space Leases:
United States	$475,872	$71,696	$181,414	$125,926	$96,836	$—	$—
Canada	543,882	28,160	115,574	119,143	122,772	126,463	31,770
Total Office Space	1,019,754	99,856	296,988	245,069	219,608	126,463	31,770
Office Equipment	244,904	36,630	146,179	61,403	691	—	—
Total Lease Commitments	$1,264,657	$136,486	$443,167	$306,472	$220,299	$126,463	$31,770

Purchase commitments.    On September 1, 2006, the Company entered into a Private Label Partner Agreement (the ‘‘Agreement’’) with Motorola, Inc., pursuant to which the Company has the exclusive right to purchase certain private label wireless solution products from Motorola to support the Company’s development of a secure wireless handheld gaming system. The Agreement requires that the Company purchase a specified minimum number of units over the three-year term of the Agreement. In the event such minimum purchase requirement is not met, Motorola has the right to adjust the unit purchase price to a level commensurate with the Company’s volume and the private label exclusivity under the Agreement will be void. The Company believes that in the event of either the loss of private label exclusivity or the renegotiation of the unit purchase price, its consolidated financial statements would not be materially affected.

Note 8.    Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The reported book value of all financial instruments approximates fair values, due to their short term nature.

The Company is subject to credit risk with respect to its accounts receivable to the extent that debtors do not meet their obligations. The Company monitors the age of its accounts receivable and may delay development or terminate information fees if debtors do not meet payment terms.

The Company is subject to foreign currency risk with respect to financial instruments denominated in a foreign currency. As of September 30, 2007, approximately 10% of the Company’s assets and 35% of its liabilities were denominated in Canadian dollars and exposed to foreign currency fluctuations.

Note 9.    Income Taxes

Deferred tax benefits arising from net operating loss carry forwards were determined using the applicable statutory rates. At September 30, 2007, the Company had net deferred tax assets of approximately $6.9 million arising from net operating loss (NOL) carry-forwards. The NOL carry-forwards, which are available to offset future profits of the Company, begin to expire in 2010 if not utilized and expire in varying amounts through 2026. These deferred taxes benefits are fully offset by valuation allowances as there can be no assurance that the Company will earn sufficient future profits to utilize the loss carry-forwards. The net operating loss carry-forward balances vary from the applicable percentages of net loss due to expenses, primarily amortization and write off of software rights, recognized under GAAP, but not deductible for tax purposes.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 9.    Income Taxes (cont'd)

The Company adopted the provisions of FASB Interpretation 48, ‘‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,’’ (‘‘FIN 48’’) on January 1, 2007. As the Company has a valuation allowance against the full amount of its net deferred tax asset, the adoption of FIN 48 did not have an impact on the financial statements for the nine months ended September 30, 2007.  The Company does not expect FIN 48 to have an impact on the financial statements in the current fiscal year.

At the adoption date, the Company applied FIN 48 to all tax positions for which the statue of limitations remained open. As a result of the implementation of FIN 48 there were no unrecognized tax benefits and, accordingly, there has been no effect on the Company’s financial condition or result of operations.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related taxes laws and regulations and require significant judgment to apply. The Company is no longer subject to U.S. federal and state examinations for years before 2003, and Canadian federal and provincial tax examination for years before 2003. Management does not believe there will be any material changes in the Company’s unrecognized tax position over the next 12 months.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses for all periods presented. There was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the three and nine month periods ended September 30, 2007.

Note 10.    Related Party Transactions

There were no related party transactions with directors and offices during the three and nine month periods ended September 30, 2007.

In 2006, a balance of $58,285 relating to compensation earned but not paid in 2004 to the former CEO was fully repaid on July 19, 2006. Also, during the third quarter of 2006, the Company paid consulting fees to two former directors of the Company in the amount of $45,000. This included payments for consulting fees of $10,000 to Nicholas Glinsman, a former director and the former Secretary of the Company and $35,000 to Frank Fanzilli, a former director of the Company who resigned in June 2006. For the nine month period ended September 30, 2006 the total consulting payments to Mr. Glinsman were approximately $95,000 and there were no other payments to Mr. Fanzilli, other than the $35,000 paid in the third quarter.

Note 11.    Stock-Based Compensation

The 2006 Plan, which is stockholder approved, permits the grant of options, restricted stock, and other stock awards, to its directors, officers, and employees for up to 7 million shares of common stock, in addition to the options already issued under the Amended and Restated Stock Option Plan of 2000. The Company believes such awards align the interest of its directors, officers, and employees with those of its shareholders and encourage directors, officers, and employees to act as equity owners of the Company. Prior to the adoption of the 2006 Plan, the Company had an Amended and Restated Stock Option Plan of 2000, which was terminated with respect to future grants effective upon the stockholder’s approval of the 2006 Plan in September 2006.

Stock Options

Options awards are granted with exercise price equal to, or in excess of, market value at the date of grant. Accordingly, in accordance with SFAS 123R and related interpretations, compensation expense is recognized for the stock option grants. The options become exercisable on a prorated basis over a one to four year vesting period, and expire within 10 year after the grant date.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 11.    Stock-Based Compensation (cont'd)

SFAS 123R requires the cash flow from tax benefits for deductions in excess of the compensation costs recognized for share-base payments awards to be classified as financing cash flows. Due to the Company’s loss position, there was no such tax benefit during the nine month periods ending September 30, 2007 and 2006.

The Company estimates the fair value of stock options using a Black-Scholes valuation model, consistent with the provision of SFAS 123R. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the Company’s stock, the risk-free interest rate as of the date of the grant and the Company’s divided yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimate of fair value made by the Company. The fair value of each stock option grant was estimated at the date of grant using a Black-Scholes option pricing model. The following table presents the weighted-average assumptions used for options granted:

	2007	2006
Expected term (years)	3.0 years	3.1 years
Risk-free interest rate	4.90%	4.71%
Volatility	55.0%	65.0%
Expected forfeiture	33.3%	33.3%
Dividend yield	0.0%	0.0%

As of September 30, 2007, the number of outstanding stock options as a percentage of the number of outstanding shares was approximately 12.3%. There were 1,690,000 stock options granted and 457,277 stock options cancelled during the nine month period ended September 30, 2007. None of these stock options were granted during the third quarter of 2007, and 51,668 stock options were cancelled during the same period. The following table summarizes option transactions under the Company’s stock option plans since January 1, 2007:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, January 1, 2007	5,869,277	0.807	8.459
Granted	1,690,000	0.450	9.680
Exercised	—	—	—
Cancelled	(457,277)	1.310	6.264
Outstanding, September 30, 2007	7,102,000	0.703	8.273
Vested and expected to vest at September 30, 2007	5,181,501	0.739	8.282
Exercisable at September 30, 2007	1,485,001	1.160	4.785

The aggregate intrinsic value of options outstanding, options vested and expected to vest, and options exercisable as of September 30, 2007 was nil, nil, and nil respectively. All of the options outstanding had exercise prices greater than the market price on September 30, 2007. The intrinsic value is calculated as the difference between the market price on exercise date and the exercise price of the shares. The closing market price as of September 30, 2007 was $0.38 as reported on the OTC Bulletin Board.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 11.    Stock-Based Compensation (cont'd)

A summary of the status of the Company’s non-vested options as of September 30, 2007 is as follows:

Non-vested Options	Number of Options	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2007	4,918,909	0.2993
Granted	1,690,000	0.2092
Vested	(643,078)	0.4883
Cancelled	(348,832)	0.4608
Non-vested at September 30, 2007	5,616,999	0.2351

As of September 30, 2007, there was $702,466 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the 2006 Plan and the Amended and Restated Stock Option Plan of 2000. The unrecognized compensation cost is expected to be realized over a weighted average period of 2.0 years.

Restricted Stock Awards

In the second quarter of fiscal 2007, the Company granted 40,000 shares of restricted common stock to a newly appointed non-employee director in accordance with the Company’s compensation plan for directors. These 40,000 restricted shares of common stock were valued at the estimated fair market value (closing market price less an estimated 30% lack of marketability discount) on the date of grant and are charged as stock compensation expense over the vesting period. The marketability discount was based upon our consultation with an independent valuation expert.

Compensation expense recognized for the amortization of stock-based compensation related to restricted stock was $6,721 and $96,826, respectively for the three month periods ending September 30, 2007 and 2006, and $39,951 and $244,827, respectively for the nine month periods ending September 30, 2007 and 2006.

Note 12.    Segment Information

As described above in Note 2, the Company primarily markets its products and services to two different sales verticals. However, management has determined that the Company operates as one business segment which focuses on the development, sale and marketing of wireless application software. The Company currently maintains development, sales and marketing operations in the United States and Canada. The following table shows revenues by geographic segment for the three and nine month periods ended September 30, 2007 and 2006:

	Three months ended September 30,		Nine months ended September 30,
Revenue	2007	2006	2007	2006
North America	$430,175	$40,154	$795,783	$301,901
Europe	3,125	13,226	52,826	42,232
Total	$433,300	$53,380	$848,609	$344,133

Revenue by geographic segment is determined based on the location of our customers. For the three-months ended September 30, 2007 and 2006, sales to customers in North America accounted for 99% and 66% of total revenues respectively; while sales outside North America accounted for 1% and 34% of total revenue respectively. For the nine months ended September 30, 2007 and 2006, sales to customers in North America accounted for 94% and 83% of total revenues respectively; while sales outside North America account for 6% and 17% of total revenue respectively.

SONA MOBILE HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 12.    Segment Information (cont'd)

Property and Equipment	2007
United States	$91,638
Canada	65,093
Total	$156,731

Property and equipment includes only assets held for use, and is reported by geographic segment based on the physical location of the assets as at September 30, 2007.

Note 13.    Accrued Liabilities and Payroll

Accrued Liabilities and Payroll consist of, as at September 30:

2007
Accrued payroll and related expenses	$282,534
Accrued professional fees	138,284
Accrued vendor obligations	94,688
Other taxes payable	2,611
Total	$518,117

Note 14.    Deferred Revenues

Deferred revenue occurs where the Company invoices customers for project work that has not been completed at the balance sheet date. The Company’s deferred revenue balance as of September 30, 2007 was $154,525.

Note 15.    Other Income and Expense

Other income and expenses include miscellaneous items such as foreign exchange gains or losses and nonrecurring transactions such as gains or losses from the revaluation of derivatives and related instruments. For the fiscal quarter ended September 30, 2007, other income and expense consisted of a foreign exchange loss in the amount of $7,810. For the fiscal quarter ended September 30, 2006, other income and expense consisted of foreign exchange loss in the amount of $8,875.

For the nine month period ended September 30, 2007, other income and expense was a loss of $17,441 consisting of a loss of $5,171 related to a write off of fixed assets and an exchange loss of $12,270. Comparatively, during the same nine month period of fiscal 2006, other income and expense was a gain of $44,315, which consisted of a gain of $614,981 relating to the reclassification of the Series B Warrants from a liability to equity as of the registration statement effective date in the second quarter of 2006, in accordance with the provisions of EITF 00-19, a gain arising from the adjustment of other taxes in the amount of $12,164 and a foreign exchange gain of $14,822. The gains in the year-to-date period in 2006 were offset by an expense related to the write off of in-process purchased technology in the amount of $597,652.

12,133,333 SHARES
COMMON STOCK

SONA MOBILE HOLDINGS CORP.

PROSPECTUS

                        , 200

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law grants us the power to indemnify our directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a ‘‘derivative action’’), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification in which the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our Certificate of Incorporation also provides that a director will not be personally liable to us or to our stockholders for monetary damages for breach of the fiduciary duty of care as a director. This provision does not eliminate or limit the liability of a director:

•	for breach of his or her duty of loyalty to us or to our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions); or

•	for any improper benefit.

We have indemnity agreements with two of our directors which allow for certain procedural protections.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

Item 25.    Other Expenses of Issuance and Distribution

The following are the fees and expenses we incurred in connection with the offering are payable by us. Other than the SEC registration fee all of such fees expenses are estimated.

Registration fee	$156.45
Printing expenses	15,000.00
Accounting fees and expenses	10,000.00
Legal fees and expenses	40,000.00
Miscellaneous	4,843.55
Total	$70,000.00

Item 26.    Recent Sales of Unregistered Securities

In connection with the merger with PerfectData, we issued a total of 568,140 shares of our Series A Convertible Preferred Stock, par value $.01 per share; 539,733 shares were issued to the former shareholders of Sona Mobile and 28,407 were issued to Sona Mobile’s financial advisor in connection with the Merger. These shares were converted into 27,334,165 shares of our common stock.

In April 2005 we agreed to issue 150,000 shares of common stock to Wachtel & Masyr LLP, our former counsel, in full payment for legal services. The shares were actually issued in June 2005.

Between June 21, 2005 and July 8, 2005 we sold $5.05 million worth of our Series B Convertible Preferred Stock and warrants to 10 accredited investors. The investors purchased an aggregate of 3,848.7 shares of the Series B Preferred Stock, convertible into 3,848,700 shares of our common stock, and warrants to purchase an aggregate of 962,175 shares of our common stock at an exercise price of $1.5421 (as adjusted) per share at any time up until June 20, 2009. All shares of the Series B Convertible Preferred Stock were converted to shares of common stock.

In January 2006, we sold 2,307,693 shares of our common stock to Shuffle Master for $3.0 million and issued an 18-month warrant to purchase 1,200,000 shares of our common stock to Shuffle Master. This warrant has an exercise price of $2.025 per share and expires on July 12, 2007. The sale of these shares and the issuance of this warrant were in connection with a strategic alliance distribution and licensing agreement between us and Shuffle Master.

On July 7, 2006, we sold 16,943,323 shares of our common stock and 8,471,657 warrants to purchase shares of our common stock to 34 accredited investors for an aggregate purchase price of approximately $10.1 million. The warrants have a five-year term, expiring on July 7, 2011, and an exercise price of $0.83 per share, subject to adjustment in certain circumstances, including the failure by the company to achieve certain financial targets. The warrants include a cashless exercise feature under certain circumstances when there is not an effective registration statement available for the resale of the shares of common stock issuable upon exercise of the warrants.

On November 28, 2007, we sold our 8% senior unsecured convertible debentures due 2010 in the aggregate principal amount of $3.0 million and warrants to purchase 3,333,333 shares of our common stock to accredited investors for an aggregate purchase price of $3.0 million. The debentures bear interest at a rate of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1 in cash or shares of common stock, or combination thereof. The debentures mature November 28, 2010 and are convertible into shares of common stock at an initial conversion price of $0.45 per share, subject to adjustment in certain circumstances. The warrants have a five-year term, expiring on November 28, 2012, and an exercise price of $0.50 per share, subject to adjustment in certain circumstances. The warrants are exercisable for cash or, at certain times, cashless exercise.

All of the above offerings and sales were deemed by the company to be exempt under Regulation D promulgated under the Securities Act and/or Section 4(2) of the Securities Act. We believe no advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors or directors, executive officers or advisers of our company, and transfer was restricted in accordance with the requirements of the Securities Act of 1933 (including by legending of certificates representing the securities). Where we did not receive a representation that a purchaser was an accredited investor, we made an independent determination that such person had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment.

Item 27.    Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of March 7, 2005 among Sona Mobile Holdings Corp., PerfectData Acquisition Corporation and Sona Mobile, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 11, 2005)
3.1	Certificate of Incorporation, as amended (incorporated by reference to the following documents (i) the Company’s Consent Solicitation dated October 26, 2004 as filed on November 1, 2004; (ii) Certificate of designations for Series A Preferred Stock filed as Exhibit 4.2 to the Company’s Annual Report in Form 10-KSB for its fiscal year ended March 31, 2005; (3) Certificate of designations for Series B Preferred Stock filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 22, 2005; and (4) Appendix IV to the Registrant’s definitive Proxy Statement dated October 27, 2005 and filed on the same date)
3.2	By-laws of the Company (incorporated by reference to the Company’s definitive Consent Solicitation Statement, filed November 1, 2004)
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the Company’s Form SB-2 (file number 333-130461), filed February 2, 2006).
4.2	Form of 8% Senior Unsecured Convertible Debenture due November 28, 2010 (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K, filed November 27, 2007)
5.1	Opinion of Bryan Cave LLP**
10.1	Amended and Restated Stock Option Plan of 2000 (incorporated by reference to Appendix III of the Company’s Definitive Proxy Statement, filed October 27, 2005)
10.2	Licensing and Distribution Agreement, dated January 13, 2006, between the Company and Shuffle Master, Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Form SB-2 (file number 333-130461), filed April 7, 2006)
10.3	Form of Securities Purchase Agreement, dated June 30, 2006 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed July 7, 2006)
10.4	Form of Registration Rights Agreement, dated June 30, 2006 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed July 7, 2006)
10.5	Form of Warrant, dated July 7, 2006 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed July 7, 2006)
10.6	Letter Agreement, dated June 30, 2006, between the Company and Shuffle Master, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed July 7, 2006)
10.7	Mutual Separation Agreement, dated as of July 17, 2006, between the Company and John Bush (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed July 21, 2006)
10.8	Consulting Agreement, dated as of July 17, 2006, between the Company and John Bush (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed July 21, 2006)

Exhibit Number	Description
10.9	Compensation Plan for Directors, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-QSB, filed August 14, 2006).
10.10	Form of Non-Employee Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-QSB, filed August 14, 2006).
10.11	Compensation Plan for Directors, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-QSB, filed August 14, 2006).
10.12	Form of Non-Employee Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-QSB, filed August 14, 2006).
10.13	Form of Non-Employee Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-QSB, filed August 14, 2006).
10.14	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-QSB, filed August 14, 2006).
10.15	Private Label Partner Agreement, dated as of September 1, 2006, between the Company and Motorola, Inc., formerly Symbol Technologies, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K/A, filed November 1, 2006).+
10.16	2006 Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement, filed August 30, 2006).
10.17	Employment Agreement, dated as of August 28, 2006 between the Company and Shawn Kreloff (incorporated by reference to Exhibit 10.2 to the Company Quarterly Report on 10-QSB, filed August 14, 2006).
10.18	Amended and Restated Licensing And Distribution Agreement, effective as of February 28, 2007, among the Company, Sona Mobile, Inc. and Shuffle Master, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 2, 2007).
10.19	Amended and Restated Master Services Agreement, effective as of February 28, 2007, between the Company and Shuffle Master, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed March 2, 2007).+
10.20	Form of Securities Purchase Agreement dated November 26, 2007 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed November 27, 2007)
10.21	Form of Registration Rights Agreement dated November 26, 2007 (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K, filed November 27, 2007)
10.22	Form of Common Stock Purchase Warrant dated November 28, 2007 (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K, filed November 27, 2007)
21.1	Subsidiaries**
23.1	Consent of Horwath Orenstein, LLP*
23.2	Consent of Bryan Cave LLP**
24.1	Power of Attorney**

*	Filed herewith
**	Previously filed
+	Portions omitted pursuant to a request for confidential treatment

Item 28.    Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)    To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement; and

(iii)    To include any additional or changed material information with respect to the plan of distribution.

(2)    That, for the purpose of determining any liability under the Securities Act, treat each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	(i) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

(ii)    In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)    Each prospectus filed pursuant to Rule 424(b)(§230.424(b) of this chapter) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the city of New York, state of New York, on February 1, 2008.

SONA MOBILE HOLDINGS CORP.
By: /s/ Shawn Kreloff Name: Shawn Kreloff Title: Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacities and on the dates set forth below.

Signature	Title	Date

/s/ SHAWN KRELOFF	Chief Executive Officer, Chairman and Director (principal executive officer)	February 1, 2008

Shawn Kreloff

/s/ STEPHEN FELLOWS	Chief Financial Officer (principal financial and principal accounting officer)	February 1, 2008

Stephen Fellows

/s/ SHAWN KRELOFF*	Director	February 1, 2008

M. Jeffrey Branman

/s/ SHAWN KRELOFF*	Director	February 1, 2008

Robert P. Levy

*	By power of attorney